UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of December 2009
Commission File Number: 001-33464
LDK SOLAR CO., LTD.
(Translation of registrant’s name into English)

Hi-Tech Industrial Park
Xinyu City
Jiangxi Province 338032
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Supplemental Information About LDK Solar
     We, LDK Solar Co., Ltd., a leading manufacturer of solar wafers, are providing supplemental information about ourselves in this report on Form 6-K, which is hereby incorporated by reference into our registration statements filed with the SEC under the Securities Act of 1933, as amended.

Prospectus Supplement

RISK FACTORS

Investment in our ADSs and our ordinary shares involves a high degree of risk. You should consider carefully the following risks and uncertainties, together with other risk factors contained in our annual report on Form 20-F for the fiscal year ended December 31, 2008 before you decide whether to buy our ADSs.

Risks Relating to Our Company and Our Industry

We are operating with a significant working capital deficit and incurred a net loss of $209.9 million for the nine months ended September 30, 2009; if we do not successfully execute our liquidity plan, we face the risk of not being able to continue as a going concern.

At September 30, 2009, we had a working capital deficit (i.e., total consolidated current liabilities exceeded total consolidated current assets) of $1,151.7 million and an accumulated deficit of $8.5 million. During the nine months ended September 30, 2009, we incurred a net loss of $209.9 million and used $95.2 million of cash in operations. As of September 30, 2009, we had cash and cash equivalents of $67.7 million, most of which are held by subsidiaries in China. Most of our short-term bank borrowings and current installments of our long-term debt totaling $1,103.8 million are the obligations of these subsidiaries. These factors initially raised substantial doubt as to our ability to continue as a going concern. We are in need of additional funding to sustain our business as a going concern, and we have formulated a plan to address our liquidity problem. Our liquidity plan includes:

•	potential asset sales, obtaining a separate commitment to purchase a 10% equity investment, in addition to the power plant projects we develop for sale, such as the one in Germany held by our associate, LQ Energy GmbH;

•	obtaining additional bank loans;

•	raising capital from equity offerings; and

•	renegotiating contracts with our suppliers to obtain more favorable payment terms.

For more information, see “Note (1) — Basis of presentation and liquidity” of our Unaudited Condensed Consolidated Financial Statements as of and for the nine-month periods ended September 30, 2008 and 2009 beginning on page F-1.

However, we cannot assure you that we will successfully execute our liquidity plan. If we do not successfully execute such plan, we may have substantial doubt as to our ability to continue as a going concern. As a result, we cannot assure you that our independent auditors will not issue a modified report regarding our ability to continue as a going concern nor can we assure you that a deterioration in our financial condition would not result in adjustments to our financial statements relating to recoverability and classification of recorded assets or the amounts and classification of liabilities or other adjustments. Substantial doubt about our ability to continue as a going concern could also result in the exercise of broadly drafted provisions in certain loan agreements that give the lenders the right to accelerate the payment of the loans in the event of a deterioration in our financial condition, which could thereby potentially trigger other cross-default provisions in other loan agreements if we were not able to repay the loans upon acceleration. The occurrence of the foregoing would materially and adversely affect our financial condition and business prospects and result in a significant drop in the trading price of our ADSs.

We require a significant amount of cash to fund our future capital expenditure requirements and working capital needs; if we cannot obtain additional sources of liquidity when we need it, our growth prospects and future profitability may be materially adversely affected.

We require a significant amount of cash to fund our operations. In particular, we will need substantial additional funding to finance the ramp-up of our polysilicon production plant and the expansion of our wafer and module production capacity, and our working capital requirements. We will also need capital to fund our R&D activities in order to remain competitive on cost and technology. Historically, we have relied on equity and convertible debt offerings and substantial short-term bank borrowings and advance payments from customers to finance our capital expenditure and working capital requirements. We will need additional debt or equity financing to finance our planned wafer production capacity expansion, construction of our polysilicon facilities and working capital requirements. In addition, future acquisitions, expansions, market changes or other developments may cause us to require additional financing. Furthermore, we may not be able to refinance our current borrowings on terms that are acceptable to us. Our ability to obtain external financing in the future is subject to a number of uncertainties, including:

•	our future financial condition, results of operations and cash flows;

•	general market conditions for financing activities by companies in our industry;

•	economic, political and other conditions in China and elsewhere; and

•	development and duration of the current global economic slowdown and financial market crisis.

If we are unable to obtain funding in a timely manner or on commercially acceptable terms, or at all, our growth prospects and future profitability may be materially adversely affected.

In addition, a number of our loan agreements contain covenants that require us to maintain certain financial ratios, including liability to assets ratios. If we fail to comply with such ratios, the lenders have the right to raise the interest rate, change the repayment terms or require us to provide additional collateral to secure the loan. Certain of our loan agreements also require the consent of the lenders before we can undertake significant corporate transactions, including sale or disposal of assets, pledge of assets and increase in registered capital. Furthermore, Mr. Peng, our chairman, chief executive officer and principal shareholder, has agreed to grant personal guarantees under certain loans. Such guarantees also restrict him from granting guarantees to other lenders without the consent of the relevant lender.

We have not complied with, and may from time to time fail to comply with, certain of these covenants. For example, the worsening operating environment that has generally affected companies operating in our industry since the fourth quarter of 2008 has led to potential breaches of certain financial ratios. We have also failed to comply with the consent requirements prior to engaging in certain transactions. Mr. Peng may have breached the terms of the guarantees by extending guarantees to other lenders with consent of the relevant lenders. In response to such breaches or potential breaches, we have sought to obtain the consents or waivers from the relevant lenders. As of the date hereof, China Minsheng Bank has not provided such consent and waiver. We will continue to seek such consent and waiver and hope to obtain it in the near future. However, we cannot assure you that we will succeed in obtaining these consents or waivers if we or Mr. Peng were to breach these covenants in the future that we would be able to obtain a consent or waiver. Furthermore, in connection with any future consents or waivers, our lenders may impose additional operating and financial restrictions on us and otherwise seek to modify the terms of our existing loan agreements in ways that are adverse to us.

If we or Mr. Peng were to breach certain covenants or terms of the loans or guarantees, as the case may be, and we are not able to obtain consents or waivers from the lenders or prepay such loan, such breach may constitute an event of default under the loan agreements. As a result, repayment of the indebtedness under the relevant loan agreements may be accelerated, which may in turn require us to repay the entire principal amounts including interest accrued, if any, of certain of our other existing indebtedness prior to their maturity under cross-default provisions in our existing loan agreements, including the convertible senior notes we issued in April 2008. If we are required to repay a significant portion or all of our existing indebtedness prior to their maturity, we may lack sufficient financial resources to do so. Any of those events could have a material adverse effect on our financial condition, results of operations and business prospects.

We have substantial existing indebtedness, in particular short-term indebtedness, and we may incur substantial indebtedness in the future, which could adversely affect our financial condition and our ability to generate sufficient cash to satisfy our outstanding and future debt obligations.

As of September 30, 2009, our outstanding short-term and long-term bank borrowings amounted to $1,103.8 million and $298.9 million, respectively. As of September 30, 2009, the aggregate outstanding principal amount of our convertible senior notes was $390.1 million. As of December 17, 2009, we had short-term and long-term bank borrowings and amounted to $1,009.6 million and $393.5 million, respectively. We may from time to time incur substantial additional indebtedness. If we or our subsidiaries incur additional debt, the risks that we face as a result of such indebtedness and leverage could intensify. Our substantial existing indebtedness and any increase in the amount of our indebtedness could adversely affect our financial condition and we may not be able to generate sufficient cash to service our increased indebtedness. For example, our incurrence of additional debt could:

•	increase our vulnerability to adverse general economic and industry conditions;

•	require us to dedicate a substantial portion of our cash flow from operations to servicing and repaying indebtedness, thereby reducing the availability of cash flow to fund working capital, capital expenditures, dividend payments and other general corporate purposes;

•	limit our flexibility in planning for or reacting to changes in the businesses and the industries in which we operate;

•	place us at a competitive disadvantage compared to our competitors with less debt;

•	limit, along with the financial and other restrictive covenants of such indebtedness, our ability to borrow additional funds; and

•	increase the cost of additional financing.

Because the majority of our indebtedness is short-term indebtedness, we may suffer a near-term liquidity problem if we are unable to refinance these borrowings as they become due. As of December 31, 2008 and September 30, 2009, our outstanding short-term borrowings from banks (including the current portion of long-term bank borrowings) were $666.2 million and $1,103.8 million, respectively, and bore a weighted average interest rate of 6.376% and 4.654%, respectively. We had an outstanding balance of $348.2 million in short-term and long-term borrowings arranged or guaranteed by related parties as at September 30, 2009. Generally, our short-term loans contain no specific renewal terms, although we have traditionally negotiated renewal of some of our loans shortly before they would mature. However, we cannot assure you that we will be able to renew our loans in the future as they mature. If we are unable to obtain renewals of any future loans or sufficient alternative funding on reasonable terms, we will have to repay these borrowings.

Our ability to generate sufficient cash to satisfy our outstanding and future debt obligations will depend upon our future operating performance, which will be affected by prevailing economic conditions and financial, business and other factors, many of which are beyond our control. We may not generate sufficient cash flow to meet our anticipated operating expenses or to service our debt obligations as they become due.

For the years ended December 31, 2006 and 2007, our net cash outflow from operating activities was $57.1 million and $80.7 million, respectively. Although we recorded a positive net cash flow of $333.1 million from operating activities in the year ended December 31, 2008, we incurred a net cash outflow of $95.2 million from operating activities during the nine months ended September 30, 2009 and cannot assure you that we will have positive net cash flows in the future. If we are unable to service our indebtedness, we will be forced to adopt an alternative strategy that may include actions such as reducing or delaying capital expenditures, selling assets, restructuring or refinancing existing indebtedness or seeking equity capital. These strategies, if implemented, may not be instituted on satisfactory terms. Any of these constraints upon us could materially adversely affect our financial condition and ability to satisfy our obligations.

We have recently entered into the down-stream solar module business for markets outside China, and we may not be successful in this new endeavor, which could adversely affect our business expansion strategies and harm our reputation.

We commenced our down-stream solar module business beginning in the third quarter of 2009. We sell solar modules in the international markets principally to solar panel makers, solar system integrators and PV whole-sale distributors. We do not sell our modules in China as we have an agreement with Best Solar, which is wholly owned by LDK New Energy Holding Limited, or LDK New Energy, our controlling shareholder, not to compete with Best Solar in China. In turn, Best Solar will not compete with our solar power projects and EPC services in China and our sale of modules outside China. We entered into the solar module business as a result of the market demands.

To meet the market needs, we currently procure solar cells and modules primarily through OEM or tolling arrangements, rather than incurring substantial capital expenditures in developing the infrastructure for this new business. Best Solar provides substantially all of our tolling services. Our ability to successfully implement our down-stream solar module business strategy is subject to various risks and uncertainties, including:

•	our short history in the new business;

•	the need to raise additional capital to finance our new business operation, which we may be unable to obtain on reasonable terms or at all;

•	the solar module business typically has longer cash conversion cycles with respect to our inventory and therefore results in our longer accounts receivable turnover time;

•	our expanded warranty liabilities associated with the solar module business, with the warranty period for solar modules lasting for 20 to 25 years;

•	our complete reliance on solar cell and module tolling manufacturers in meeting our undertakings to our customers in this market sector;

•	our possible lack of competitiveness in solar cell and module tolling arrangements as compared to other vertically integrated PV companies;

•	potential conflict with our down-stream customers as a result of our direct competition with them in the solar module business;

•	our reliance on Best Solar, which is wholly owned by our controlling shareholder, in our new business endeavors, which constitute related-party transactions subject to the review and approval of our audit committee and are required to be conducted in terms at least equivalent to or better than those available in the market from independent third parties negotiated at arm’s length;

•	potential competition between us and Best Solar in such new business endeavors; and

•	new risks associated with the solar module business yet to be fully understood by the industry and market.

In addition, we will need to recruit additional skilled employees, including technicians and managers at different levels for our successful expansion into this business. Our current management team has limited experience in this area and we also face additional difficulties in staffing our overseas operations. All these could adversely affect our business expansion strategy and our chance of success in this expansion.

We have recently started to engage in the solar power project and PV-related EPC business and we may not be successful in this new endeavor, which could adversely affect our business expansion strategies and harm our reputation.

We commenced our EPC business in China in the first quarter of 2009. Internationally in collaboration with other EPC companies, and domestically using our EPC capabilities, we have been engaged in a number of turn-key solar power generation projects for sale to interested power companies. We entered into this business operation as a result of the market demands. We believe PV solution providers, rather than specialized product providers such as providers of solar wafers, are viewed by the market as preferable in terms of overall pricing and reliability. Our ability to successfully implement our solar power project and EPC business strategy is subject to various risks and uncertainties, including:

•	our lack of experience in the new business;

•	the need to raise additional funds to finance our new business operation which we may be unable to obtain on reasonable terms or at all;

•	the solar power project and EPC business typically has longer cash conversion cycles and therefore our accounts receivable turnover time;

•	our expanded warranty liabilities associated with the solar power project and EPC businesses;

•	our possible lack in competitiveness in the solar power project and EPC business as compared to other vertically integrated PV companies; and

•	potential conflict with our down-stream customers as a result of our direct competition with them in the solar power project and EPC business.

In addition, we will need to recruit additional skilled employees, including technicians and managers at different levels for our successful expansion into this business. Our current management team has limited experience in this area and all these factors and uncertainties could adversely affect our business expansion strategy and our chance of success in this expansion.

We have expanded our international business operations, and our failure and/or inexperience in such new endeavors could adversely affect our business expansion strategies and harm our reputation.

As we engage in and expand our operations, including sales and services, outside China, such international operations expose us to a number of related risks, including:

•	difficulty with staffing and managing overseas operations;

•	fluctuations in currency exchange rates;

•	increased costs associated with developing and maintaining marketing and distribution presence in various countries;

•	providing customer service and support in these markets;

•	our ability to manage our sales channels effectively as we expand our sales channels beyond distributors to include direct sales as well as sales to system integrators, end users and installers;

•	difficulties and costs relating to compliance with the different commercial, legal and regulatory requirements of the overseas markets in which we offer our products and services;

•	failure to develop appropriate risk management and internal control structures tailored to overseas operations;

•	inability to obtain, maintain or enforce intellectual property rights;

•	unanticipated changes in prevailing economic conditions and regulatory requirements; and

•	trade barriers such as export requirements, tariffs, taxes and other restrictions and expenses, which could increase the prices of our products and services and make us less competitive in some countries.

If we are unable to effectively manage these risks relating to international operations, they could impair our ability to expand our business abroad, and our results of operations may be materially adversely affected and our business expansion and vertical integration strategies will be materially hampered.

We have experienced significant write-downs which have adversely affected our margins and net realizable value of our inventories.

Declining wafer prices have had a negative impact on the net realizable value of our inventories and we have had to write down the carrying value of our inventories to the extent they are greater than their net realizable value. For the year ended December 31, 2008 and the nine months ended September 30, 2009, we recognized a write-down of $302.3 million and $177.5 million, respectively, of our inventories to their estimated net realizable values resulting from the decline in wafer selling prices. If wafer prices continue to decline and we are unable to lower our costs in line with the price decline, our gross margins will continue to be adversely affected. We previously purchased polysilicon feedstock at higher costs during the time of polysilicon shortage before the current economic downturn, resulting in our having a higher cost of goods sold than would be the case if we purchased polysilicon feedstock now. The current global economic downturn resulted in a significant decline in the estimated net realizable value of our wafer and polysilicon feedstock inventories. Although we attempt to renegotiate these contracts and have succeeded partially in our endeavor, we cannot assure that we will be able to reduce our polysilicon feedstock procurement costs as a result of such prior contractual commitments. If wafer prices continue to decline or we are unable to sell all our production, we may incur further substantial inventory write-down to reflect any further reduction in our net realizable value estimates.

We will incur disproportionately high depreciation expense as the costs associated with the construction of our Xinyu city polysilicon plant are capitalized after commercial production of polysilicon begins if we under-utilize our plant facilities.

We are in the process of expanding our polysilicon production facilities at our Xinyu city plant and have plans to commence commercial production of polysilicon feedstock in the fourth quarter of 2009. As of September 30, 2009, our installed annualized production capacity at the plant was 6,000 MT, and we expect to increase our aggregate annualized production capacity to 18,000 MT by the end of 2010. As of September 30, 2009, we had spent approximately $1.7 billion in construction costs for the polysilicon plant, and we expect that an additional $250 million will be needed to complete the plant. If we fail to successfully increase our aggregate production capacity to our targeted production capacity, our depreciation expense will be disproportionately higher if we under-utilize our plant facilities.

We depend on a limited number of customers for a significant portion of our net sales of solar wafers, and changes in their purchase terms or patterns may cause significant fluctuations or declines in our revenues.

We currently sell our multicrystalline wafers to over 60 customers. They are mostly solar cell and module manufacturers, including CSI, E-Ton, Gintech, Hyundai, Neo Solar and Q-Cells. For the years ended December 31, and 2008 and the nine months ended September 30, 2009, our five largest customers collectively accounted for approximately 48.6% and 51.3%, respectively, of our net sales. For the year ended December 31, 2008, Q-Cells and CSI contributed 20.4%, and 8.2%, respectively, of our net sales. For the nine months ended September 30, 2009, Gintech, Q-Cells and CSI contributed 15.4%, 12.8% and 8.4%, respectively, to our net sales.

We will continue to rely on a relatively small number of customers for a significant portion of our net sales of solar wafers for the foreseeable future. Under the current global economic downturn, there can be no assurance that any of these customers will continue to purchase significant quantities of, or any, wafers from us. In such an event, we have to find alternative customers for these wafers. If this trend continues, or if our customers decide to expand upstream into the solar wafer business, our sales to such customers would be adversely affected. In addition, because of our reliance on a limited number of customers, any of the following events may cause material fluctuations or declines in our net sales and profits:

•	reductions, delays or cancellations of purchase orders from one or more of our significant customers;

•	loss of one or more of our significant customers and our failure to identify additional or replacement customers; and

•	failure of any of our significant customers to make timely payments for our products.

If we fail to develop or maintain our customer relationships with these and other customers, or if any of our major customers encounters difficulties in its operations or reduces its purchases of our products, it may be difficult for us to find alternative customers on a timely basis and on commercially reasonable terms or at all. Many of these customers make prepayments to us and if contracts are changed they may ask for repayments. This may have an adverse effect on our revenue and profitability.

We have entered into long-term sales contracts with customers which may be renegotiated at terms less favorable to us.

We have entered into long-term sales arrangements with some of our major customers. Pursuant to these arrangements, we have committed to supply each of them with specific quantities of wafers over the next few years, with some subject to periodic negotiations on prices. We have also entered into framework agreements with other customers in which the volume and price, as well as other terms, are determined on a quarterly or annual basis or through monthly purchase orders. The current global economic slowdown and crisis in the global financial markets have caused a number of our customers to seek to terminate their contracts or request us to delay our shipments of wafers. At their request, we have re-negotiated various terms under the existing contractual arrangements, including contract quantity, price and delivery timetable. We have had to concede to terms that may be less favorable to us. For example, in December 2009, we amended a supply contract with Q-Cells originally made for a period of 10 years in December 2007 with fixed wafer delivery quantity and pricing for 2009.

Under the terms of the amendment, we have agreed to cease any pending proceedings or claims against Q-Cells and Q-Cells has agreed not to draw down the prepayment guarantee issued. The amendment grants Q-Cells preferential prices reflecting its preferred customer status and greater flexibility in determining the annual and final contract volumes based on its actual demand. Under the amendment, a portion of shipments scheduled for delivery in 2009 to 2011 is deferred to the period from 2012 to 2018. Q-Cells’ contractual obligation to take delivery of wafer shipments is reduced to 20% of the originally agreed volume for 2009 and 33% of the originally agreed volume with respect to 2010 and 2011. The amendment also allows Q-Cells to substitute up to 400-MT annually of its own silicon feedstock for volumes to be purchased under the agreement in 2010 and 2011. In addition, we are required to repay prepayments made by Q-Cells to us according to the following repayment schedule:

	Year Ending December 31,
	2009	2010	2011	2012	2013	2014	2015
	(millions)
Prepayment to be refunded	$6.9	$48.9	$48.9	$51.3	$29.3	$29.3	$29.3

The amendment also grants Q-Cells the right to terminate the agreement at will and without cause after April 1, 2011, upon giving a 12-month prior notice. Upon a valid termination of the agreement, we are required to repay to Q-Cells the remaining outstanding prepayment within 90 days after the written termination.

Our customers, such as Q-Cells, may have made prepayments to us pursuant to the contracts under renegotiation, and our inability to arrive at mutually satisfactory terms may result in our having to return all or part of the prepayment amounts. Any significant deviation from the contract terms or our inability to negotiate or renegotiate acceptable quantities, prices and delivery terms from time to time with our customers may disrupt our operations and materially adversely affect our financial results.

Non-performance by customers may adversely affect our results of operations.

We have significantly expanded our polysilicon and wafer manufacturing facilities to accommodate our expansion efforts and typically maintain a reasonable amount of inventory of raw materials and finished goods based on our existing and projected contractual arrangements with our customers. Any non-compliant practice on the part of our customers with respect to their contractual arrangements may result in our internalization of the related economic losses because although we are subject to the risks of non-performance or renegotiation of existing contractual arrangements on the part of our customers, we are not at liberty to delay or renegotiate our existing procurement contractual arrangements with our polysilicon feedstock or equipment suppliers. See “— We have entered into long-term supply contracts with suppliers which we may not be able to renegotiate.” Therefore, the non-performance of contracts by our customers could have a material adverse effect on our financial condition and results of operations.

We have entered into long-term supply contracts with suppliers which we may not be able to renegotiate.

In order to secure supplies of polysilicon feedstock, we have entered into substantial long-term contractual commitments to purchase polysilicon feedstock from various suppliers. Our polysilicon purchase commitments are generally on a “take or pay” basis, so that we are required to purchase the contracted supplies of polysilicon feedstock even if we are unable to use them. As a result, while we are subject to the risks of non-performance or renegotiation of existing contractual arrangements on the part of our customers, we are not at liberty to delay or renegotiate our existing procurement contractual arrangements with our polysilicon feedstock suppliers. You may find additional information on our purchase commitments in “Item 5. Operating and Financial Review and Prospects—F. Tabular Disclosure of Contractual Obligations” in our 2008 20-F report and the section entitled “Supplemental Information about Us — Material Contracts” below. Some of these polysilicon procurement contracts, especially those concluded prior to the current global economic downturn, contain pricing terms above the current market levels with the protection of our prepayments. Although we attempt to renegotiate these contracts and have succeeded partially in our endeavor, we cannot assure that we will be able to reduce our polysilicon feedstock procurement costs as a result of such prior contractual commitments. Further, any prepayments that we are contractually committed to make to suppliers at prices higher than current market prices may adversely affect our liquidity. If our wafer production and sales and polysilicon requirements do not grow as expected, these purchase commitments could have a material adverse effect on our financial condition and results of operations.

The current global economic slowdown and crisis in the global financial markets have negatively impacted, and may continue to negatively impact, our business and our ability to obtain necessary financing for our operations.

The current global economic slowdown and turmoil in the global financial markets have resulted in a general credit crunch, an increased level of commercial and consumer delinquencies, lack of consumer confidence and increased market volatility. The negative impact of the current global economic slowdown on our business is manifold. For example:

•	the uncertain economic prospect and tightened credit markets have resulted in a lower demand for our solar wafers, more requests from customers for delay in our wafer shipments, and an increase in our accounts receivable;

•	the declining wafer prices have caused a decline in our sales revenue, a decline in our profit margin and a write-down of our inventories; and

•	the delays (voluntary or at our request) or defaults by our suppliers in shipment of our contracted feedstock and equipment have either prolonged our exposure with respect to the prepayments we made to the suppliers or led to provisions that we have to make for doubtful recoveries.

The global economic slowdown and financial market turmoil may continue to adversely impact our suppliers and customers and the end-users of the PV products, which may lead to a further decrease in the general demand for our products and a further erosion of their selling prices.

The current global financial markets turmoil and the tightening of credit due to the lack of liquidity have also negatively impacted our liquidity and our ability to obtain additional financings. We have significantly scaled back our original expansion plan, not only because of the slowdown of the global economy and its anticipated impact on our solar industry, but also due to the tightened credit market that is making it difficult for us to access affordable financing for the capital expenditure and working capital needs in our expansion plan. We developed our wafer production expansion plan and our greenfield polysilicon production plan prior to the slowdown in the global economy when the PV industry was growing rapidly. Despite our significant scale-back and slow-down with respect to these projects, we have substantially implemented such expansion and construction plans. We have been able to finance a substantial portion of our wafer production expansion and polysilicon plant construction by relying on short-term bank loans and prepayments from our customers. Although PRC commercial banks have made short-term financings generally available to us, it is almost impossible to secure long-term financings from them for our projects without the project approval of the National Development and Reform Commission, or NDRC, in China. The current global financial markets crisis and the unavailability of long-term financing in China have adversely impacted, and will continue to adversely impact, our liquidity, capital expenditure financing and working capital. You may find additional information on our liquidity and financial condition in the risk factors entitled “— We require a significant amount of cash to fund our future capital expenditure requirements and working capital needs; if we cannot obtain additional sources of liquidity when we need it, our growth prospects and future profitability may be materially adversely affected” and “— We have substantial existing indebtedness, in particular short-term indebtedness, and we may incur substantial indebtedness in the future, which could adversely affect our financial condition and our ability to generate sufficient cash to satisfy our outstanding and future debt obligations” as well as “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources” in our annual report on Form 20-F for the fiscal year ended December 31, 2008, or our 2008 20-F report, and the section entitled “Supplemental Information about Us — Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Nine Months Ended September 30, 2009 — Liquidity and Capital Resources.” If the current global economic slowdown and financial market crisis continue on a sustained basis, they will materially adversely impact the demand for our products and materially adversely affect our ability to obtain necessary financing for our operations, thereby causing damage to our financial condition and results of operations.

Reduction or elimination of government subsidies and economic incentives for the solar power industry could cause demand for our products to decline, thus adversely affecting our business prospects and results of operations.

Growth of the solar power market, particularly for on-grid applications, depends largely on the availability and size of government subsidies and economic incentives. At present, the cost of solar power substantially exceeds the cost of conventional power provided by electric utility grids in many locations around the world. Various governments have used different policy initiatives to encourage or accelerate the development and adoption of solar power and other renewable energy sources. Renewable energy policies are in place in the European Union, most notably Germany, certain countries in Asia, including China, Japan and South Korea, and many of the states in Australia and the United States. Examples of government-sponsored financial incentives include capital cost rebates, feed-in tariffs, tax credits, net metering and other incentives to end-users, distributors, system integrators and producers of solar power products to promote the use of solar power in both on-grid and off-grid applications and to reduce dependency on conventional forms of energy. Governments may decide to reduce or eliminate these economic incentives for political, financial or other reasons. Government subsidies have been reduced in a few countries, including Spain, and may be further reduced or eliminated in the future. Reductions in, or eliminations of, government subsidies and economic incentives before the solar power industry reaches a sufficient scale to be cost-effective in a non-subsidized marketplace could reduce demand for our products and adversely affect our business prospects and results of operations. In addition, reductions in, or eliminations of, government subsidies and economic incentives may cause the prices for the products of our customers to decline and we may in turn face increased pressure to reduce the sale price of our wafers. To the extent any price decline cannot be offset by further reduction of our costs, our profit margin will suffer.

Increases in electricity costs or shortage or interruption of electricity supply may adversely affect our operations.

We consume a significant amount of electricity in our wafer and polysilicon manufacturing operations. With the rapid development of the PRC economy, demand for electricity has continued to increase. There have been shortages in electricity supply in various regions across China, especially during the winter season when the weather is bad and during the summer peak seasons. For instance, in early 2008, due to severe weather conditions over a period of two weeks, supply of electricity to our plant was curtailed as a result of destructions of some of the national grid lines in certain provinces in China, including Jiangxi province. Consequently, we experienced delays in some of our shipments to customers and some of the shipments from our suppliers as a result of highway closures and power outages in various parts of China. In the summer of 2006, our production was also significantly disrupted due to power blackouts in Xinyu city. Although we have installed backup power transformer substations at our Xinyu plant site, we cannot assure you that there will be no interruption or shortages in our electricity supply or that there will be sufficient electricity available to us to meet our future requirements. Shortages in electricity supply may disrupt our normal operations and adversely affect our profitability.

In August 2006, the Xinyu Industry Development District government agreed to subsidize us for our utility charges over and above Rmb 0.40 per kilowatt-hour. At the then market rate of Rmb 0.55 per kilowatt-hour, we were effectively subsidized by Rmb 0.15, or $0.02, per kilowatt-hour we used for our wafer production. In the years ended December 31, 2006, 2007 and 2008, we received an aggregate of $0.8 million, $3.1 million and $4.7 million in such government subsidies. This utility arrangement was renewed for five years from April 1, 2009 and may be extended only with consent of both parties. Pursuant to the new arrangement, the Xinyu Industry Development District government will subsidize us at Rmb 0.08 or $0.01, per kilowatt-hour we use for our wafer manufacturing. Since that same time, we have been recognized as a large enterprise in China, able to enjoy the current rate of Rmb 0.48 per kilowatt-hour applicable to such large enterprises. In September 2007, as support to our polysilicon production in Xinyu city, the Xinyu Industry Development District government agreed to subsidize us for our utility charges over and above Rmb 0.25 per kilowatt-hour consumed by our polysilicon production. At the then market rate of Rmb 0.55 per kilowatt-hour, we were effectively subsidized by Rmb 0.30, or $0.04, per kilowatt-hour we used for our polysilicon production prior to our recognition by the PRC government as a large enterprise in China. Although this additional utility arrangement does not provide for an expiration date, there is no assurance that the government will not terminate it or adjust the subsidy amount for reasons beyond our control. Polysilicon production is energy-intensive and is highly dependent on continuous electricity supply. Our results of operations will be materially adversely affected if our electricity supply is interrupted or electricity costs significantly increase upon expiration, termination or adjustment of our subsidy arrangements with the government.

Failure to secure sufficient quantities of polysilicon feedstock on commercially reasonable terms could adversely affect our business and results of operations.

Solar-grade polysilicon feedstock is an essential raw material in manufacturing our multicrystalline solar wafers. Our operations depend on our ability to procure sufficient quantities of solar-grade polysilicon on a timely basis and on commercially reasonable terms. Polysilicon is also an essential raw material for the semiconductor industry, which requires polysilicon of higher purity than that for the solar industry. According to Solarbuzz, spot polysilicon prices fluctuated widely in 2008 and 2009, from a peak of $450 per kilogram to $130 per kilogram by the first quarter of 2009. Currently, we have polysilicon inventories and supply commitments that we believe will satisfy currently estimated polysilicon requirements during the first half of 2010. However, some of our polysilicon supply agreements are subject to fluctuating market prices or price negotiations with our suppliers. In addition, suppliers may delay or default in their delivery obligations under the supply agreements, as we have disclosed in the risk factor “— There are a limited number of suppliers of virgin polysilicon feedstock and failure or delay by any of our polysilicon suppliers in delivering supplies to us could adversely impact our production and delivery schedule and harm our reputation” below. We cannot assure you that we will continue to be able to acquire polysilicon in sufficient quantities and on commercially reasonable terms or that we will be able to pass any increased costs of polysilicon to our customers. If we fail to do either, our business and profitability will be adversely affected.

There are a limited number of suppliers of virgin polysilicon feedstock and failure or delay by any of our polysilicon suppliers in delivering supplies to us could adversely impact our production and delivery schedule and harm our reputation.

Polysilicon production is a highly concentrated industry and there are only a limited number of virgin polysilicon producers in the world. According to Solarbuzz, the largest five virgin polysilicon producers had a combined production capacity of approximately 66% of the global production capacity of polysilicon in 2008. These virgin polysilicon producers not only provide polysilicon feedstock to the solar industry but are also the sources of polysilicon feedstock for the semiconductor industry. Although a small portion of our polysilicon feedstock consists of virgin polysilicon, the suppliers of our remaining requirements in the form of recyclable polysilicon also rely on the virgin polysilicon producers for their polysilicon raw materials. From time to time we have experienced delays or defaults by some of our polysilicon suppliers in delivering supplies to us. Material or prolonged delays or defaults such as these could adversely impact our production and delivery schedule and harm our reputation. If we fail to develop or maintain our relationships with polysilicon suppliers, or should any of our major suppliers encounter difficulties in its production or shipment of polysilicon feedstock to us, whether due to natural disasters, labor unrest, global financial market crisis, or any other reason, it will be difficult for us to find alternative sources on a timely basis and on commercially reasonable terms. In that event, we may be unable to produce and sell our products in the required quantities and on a timely basis. As a result, our production and delivery schedules may be adversely affected and our reputation may be harmed.

If our suppliers fail or become unwilling to deliver our orders on time or at all and do not return our prepayments, our results of operations may be adversely affected.

Our suppliers of raw materials and equipment, particularly virgin polysilicon suppliers, require us to make prepayments from time to time. We make these prepayments, without receiving any collateral, in order to secure stable supply of polysilicon. As of September 30, 2009, our prepayments to polysilicon suppliers amounted to $104.7 million. Some of our suppliers have failed to meet their delivery schedule in the past. In addition, because we have embarked on our own polysilicon production program, the perceived competition from us may inhibit virgin polysilicon suppliers from supplying us with polysilicon. If our suppliers fail or become unwilling to deliver the polysilicon we have ordered on time or at all and do not return our prepayments, our results of operations may be adversely affected. We recognized a provision for doubtful recoveries of $20.6 million and $10.4 million, respectively, for prepayments to suppliers for the year ended December 31, 2008 and the nine months ended September 30, 2009. Our claims for such payments would rank as unsecured claims, which would expose us to the credit risks of our suppliers in the event of their insolvency or bankruptcy. Under such circumstances, our claims against the defaulting suppliers would rank below those of secured creditors, which would undermine our chances of obtaining the return of our advance payments. In addition, if the market price of polysilicon decreases after we prepay our suppliers, we may not be able to adjust historical payments insofar as they relate to future deliveries. Furthermore, if demand for our products decreases, we may incur costs associated with carrying excess materials. Accordingly, any of the above scenarios may have a material adverse effect on our financial condition, results of operations and liquidity.

Failure to complete our polysilicon production plant, to bring it up to full capacity within budget and on schedule and to produce polysilicon that meets our quality standards could adversely affect our results of operations and our business expansion strategies.

We commenced the construction of our polysilicon production plant in August 2007. This plant is located near our current solar wafer production facilities in Xinyu Hi-Tech Industrial Park. Our polysilicon production plant consists of two factories, one with an estimated annualized installed polysilicon production capacity of 15,000 MT and the other with an estimated annualized installed polysilicon production capacity of 1,000 MT. We have completed the first production run in the 1,000-MT factory in January 2009 and intend to expand its annualized production capacity to 3,000 MT. We have also completed equipment installation for an annualized production capacity of 5,000 MT with respect to the 15,000-MT factory. Our total construction cost for the polysilicon plant incurred as of September 30, 2009 was approximately $1.7 billion. We estimate that an additional amount of approximately $250 million is required to complete construction of the polysilicon plant. We may face cost overruns if the actual cost exceeds our budget. We expect to produce approximately between 300 MT and 500 MT of polysilicon in 2009 and between 6,000 MT to 7,000 MT in 2010. In addition, we have to largely rely on contractors, consultants, managers and technicians that we have hired or will hire from the industry to construct, complete, operate and maintain this plant. We also rely on equipment that we have imported or contracted to import for our polysilicon production operations. In addition, polysilicon production is a capital intensive business. We have expended and will continue to expend significant financial and other resources in order to construct, start-up, test-run and ramp up our new line of business. Apart from the risks described above, our ability to successfully construct and ramp up our polysilicon production plant is subject to various other risks and uncertainties, including:

•	the need to procure additional equipment at reasonable cost and on a timely basis;

•	the need to raise additional funds to finance the construction, ramp-up and maintenance of the polysilicon plant, which we may be unable to obtain on reasonable terms or at all;

•	construction delays, delays in equipment deliveries and cost overruns;

•	our ability to install, implement and maintain the TCS and HCl facilities and closed-loop systems for each of our polysilicon production facilities;

•	difficulties in recruiting and training additional skilled employees, including technicians and managers at different levels;

•	diversion of significant management attention and other resources; and

•	delays or denials of required approvals, including environmental approvals, for our land acquisition and plant construction by relevant government authorities.

Product defects and the possibility of product defects could cause significant damage to our market reputation and reduce our product sales and market share. If we cannot successfully maintain the consistency and quality throughout our production process, this will result in substandard quality or performance of our polysilicon. If we produce defective polysilicon, or if there is a perception that our products are of substandard quality, we may incur substantially increased costs associated with replacements, our credibility and market reputation will be harmed and sales of our polysilicon may be adversely affected.

If we fail to complete the construction of our polysilicon production plant in time or to make it operational up to its designed capacity or fail to produce polysilicon that meets our quality standards, or if the construction and ramp-up costs significantly exceed our original budget, our results of operations will be materially adversely affected and our business expansion and low-cost production strategies will be materially affected.

We may not succeed in producing polysilicon cost-effectively.

Prior to our entering into the polysilicon production business, we had no experience in polysilicon production and may, therefore, face significant operational challenges in our polysilicon production. The technology used to produce polysilicon is complex, requires costly equipment and is continuously being modified in an effort to improve yields and product performance. Microscopic impurities such as dust and other contaminants, difficulties in the manufacturing process, disruptions in the supply of utilities or defects in the key materials and tools used to produce polysilicon could interrupt production, reduce yields or cause a portion of the polysilicon unusable for our wafer production. If we are unable to build our polysilicon production capability on a timely basis, or if we face technological difficulties in our production of polysilicon, we may be unable to achieve cost-effective production of polysilicon to satisfy our wafer production needs. Even if we successfully implement our in-house polysilicon production program, we cannot assure you that our polysilicon feedstock produced in-house will be cost-competitive. We formulated our in-house polysilicon production plan prior to the current global economic downturn when polysilicon feedstock was selling at prices far above the current spot market price. After we take into account amortization, depreciation and additional production, maintenance and other costs, we cannot assure you that our polysilicon feedstock produced in-house, at least in the short term, if at all, will be cheaper than that available in the market with comparable quality.

Our effective capacity and ability to produce high volumes of polysilicon also depend on the cycle time for each batch of polysilicon. We may encounter problems in our manufacturing process or facilities as a result of, among other things, production failures, construction delays, human error, equipment malfunction or process contamination, all of which could seriously harm our operations. We may experience production delays if any modifications we make in the production process to shorten cycles are unsuccessful. Moreover, any failure to achieve acceptable production level and cost may cause our wafers not to be competitively priced, which could adversely affect our business, financial condition and results of operations. In addition, market prices of polysilicon are unpredictable and may fall further. Even if we are able to bring our production cost down, our cost may not be necessarily more competitive than the prevailing market price.

The production of polysilicon presents operational difficulties and dangers which could materially adversely affect our business, operating results and financial condition.

Production of polysilicon requires the use of volatile materials and chemical reactions sensitive to temperature, pressure and external controls to maintain safety and provide commercial production yields. For example, in the production of polysilicon we plan to use TCS, which is a type of chlorosilane gas that, when purified, can be highly combustible upon contact with air and is therefore potentially destructive and extremely dangerous if mishandled or used in uncontrolled circumstances. The occurrence of a catastrophic event involving chlorosilane gas as a result of a natural disaster or human error or otherwise at one of our polysilicon production facilities could threaten, disrupt or destroy a significant portion or all of our polysilicon production capacity at such facility for a significant period of time. Additionally, our polysilicon production facilities, in particular, are highly reliant on our ability to maintain temperatures and pressure at appropriate levels, the availability of adequate electricity and our ability to control the application of such electricity. Accordingly, mistakes in operating our equipment or an interruption in the supply of electricity at our production facilities could result in substantial shortfalls in production and could reduce our production capacity for a significant period of time. Damage from any such events or disruptions may not be adequately covered by insurance, and could also damage our reputation, any of which could have a material adverse effect on our business, operating results and financial condition.

Our ability to cost-effectively produce polysilicon depends on our ability to recycle the STC produced as a by-product of the polysilicon production process into TCS, which ability is materially dependent on our continued ability to install and integrate our hydrochlorination process into a closed-loop system.

Our ability to recycle the STC produced as a by-product from the polysilicon production process into TCS is a critical factor in reducing production costs and environmental costs and is principally accomplished through hydrochlorination.

Currently, we apply a hydrochlorination process in a closed-loop system in our production facility. We cannot assure you that we will continue to be successful in operating the hydrochlorination process on a continuing basis or with high conversion rates.

If we are unable to continually operate our hydrochlorination processes and further increase production yields and benefit from efficiencies in purchasing, manufacturing, sales and shipping, we may not be able to achieve lower costs per unit of production, which would decrease our margins and lower our profitability. Any of the foregoing factors could materially and adversely affect our business, financial condition or results of operations.

We may not be able to complete our in-house TCS production facilities within our expected timeframe and budget, or at all, in-house TCS production may not be more cost-efficient than purchasing TCS from third party suppliers; if we need to purchase TCS in substantial quantities to operate our production facilities and are unable to source TCS at a reasonable cost or at all, it could have a material adverse effect on our financial condition and results of operations.

TCS is one of the main and most costly raw materials in the production of polysilicon. We intend to reduce costs of producing polysilicon by producing TCS internally.

We have substantially completed the construction of our TCS production facilities on the site of our polysilicon production plant, which are designed to meet the top-up requirement in our closed-loop polysilicon production process. However, the production of TCS is difficult and requires strict controls over the management of raw materials and over the production process itself. We have no previous experience in the production of TCS. Therefore, we cannot assure you that we will complete our TCS production facilities within the expected timeframe and budget, or at all, or that our own production of TCS will be more cost-efficient than purchasing TCS from third party suppliers. Any failure to complete our TCS production facilities may have a material adverse effect on our business, prospects, financial condition and results of operations. Even if we are able to produce TCS in-house, we may from time to time be required to purchase from external sources a substantial quantity of the TCS required for our production of polysilicon. The quality of TCS that we have been able to purchase has fluctuated, and the price has increased substantially since we commenced TCS procurement. The expansion or development of polysilicon production capacity by existing or new solar industry participants could increase the price or limit the supply of TCS available to us. If we are unable to source the TCS we require at a reasonable cost or at all, it could have a material adverse effect on our financial condition and result of operations.

If we are not able to manage our growth effectively, our results of operations may be adversely affected.

We have expanded our business operations significantly over the past few years. Although we have revised our expansion plan in light of the current global economic slowdown and crisis in the global financial markets, we still have an aggressive expansion plan for the next few years. The success of our business expansion and operational growth will depend upon the general economic environment for the solar industry, our ability to maintain and expand our relationships with customers, suppliers and other third parties, the improvement of our operational and financial systems, enhancement of our internal procedures and controls, increase in our production capacity and output, and effective recruitment, training and retention of technicians and skilled employees. We cannot assure you that the current global solar markets and prospects will continue to support our expanded production capacity or that our current and planned operations, personnel, systems, internal procedures and controls will be adequate to support our growth. If we are unable to manage our growth effectively, we may not be able to take advantage of market opportunities, successfully execute our business strategies or respond to competitive economic environment and pressures, and our results of operations may be adversely affected.

We may develop excess production capacity and, as a result, our profitability may be adversely affected.

Our expansion and further expansion plan have been based on the projected market demand for solar wafers and modules relative to the insufficient manufacturing capacity in the wafer, polysilicon and module production segments of the solar industry over the past years. There has been an industry-wide expansion effort to increase the overall wafer manufacturing capacity. In connection with our expansion, we have entered into substantial commitments to purchase polysilicon feedstock over the next few years. In addition, we had invested approximately $1.7 billion in the construction of our own polysilicon production facilities as of September 30, 2009, and expect to invest approximately an additional $250 million to complete the construction. The aggressive expansion over the years and the continued expansion by us and our competitors of the production capacity may result in significant excess capacity in the wafer segment, the polysilicon segment, the module segment or in the overall solar industry and, as a result, prices may decline, our utilization ratio may decrease and our results of operations may be adversely affected.

Global supply of PV products may exceed demand, which could cause our wafer, polysilicon and module prices to decline.

Our wafer, polysilicon and module prices are based on a variety of factors, including global market wafer, polysilicon and module prices, supply and demand conditions, and the terms of our customer contracts, including sales volumes. Over the years, many PV companies have significantly increased their capacity to meet customer demand. The current global economic slowdown, crisis in the global financial markets and the significant decrease in global petroleum prices have further reduced or delayed the general demand for PV products. According to Solarbuzz, wafer and module prices in general remained steady during the first three quarters of 2008, but declined significantly starting in 2008 through 2009.

Our customers may not prepay for their orders under agreed contractual terms, resulting in longer accounts receivable turnover cycles.

We have required certain customers to prepay a portion of the purchase price of their orders. Such prepayment arrangements with our customers have historically allowed us to prepay our suppliers with less reliance on borrowings to cover our cash needs for working capital. The current global economic slowdown and financial market crisis have made this practice less likely to be sustainable. We have agreed to reduce the contractual prepayments with some of our customers, and some others have started to insist on payment upon delivery of goods. Advance payments from customers decreased from $744.0 million in the year ended December 31, 2008 to $422.6 million in the nine months ended September 30, 2009. Our accounts receivable also increased significantly from $94.7 million as of December 31, 2008 to $247.2 million as of September 30, 2009. We expect the trend of customers seeking to reduce or eliminate prepayments to continue in the future. Our recent engagement in the solar module and other down-stream businesses has not only increased our working capital needs but will also further extend our overall accounts receivable turnover time. Our module customers typically require longer payment terms as compared to our wafer customers. Our down-stream business tends to increase our inventory turnover days as compared to our wafering business. Should the trend to reduce or eliminate wafer prepayments continue, coupled with our expanding solar module and other down-stream businesses, our working capital needs may significantly increase, and our business operations may be materially adversely affected if we fail to raise more cash, or do it on a timely basis, due to our longer accounts receivable turnover cycles.

We may not be able to significantly increase our wafer manufacturing capacity or output in order to increase our sales and gain additional market share.

We have significantly increased our wafer manufacturing capacity and output over the years in order to meet the growing demand of our customers. As of September 30, 2009, we had an annualized wafer production capacity of approximately 1.7 GW. All of our wafer production facilities have been operating at close to full capacity. Our present strategy includes a measured expansion of our wafer production capacity. To accommodate such expansion plan, we have acquired additional land adjacent to our current production site at Xinyu Hi-Tech Industrial Park and are constructing additional manufacturing facilities on the acquired land. Our expansion plan requires a substantial increase in our wafer production and ancillary equipment. We have entered into contracts to purchase additional equipment that is expected to be sufficient for our planned multicrystalline wafer production capacity expansion in 2010. If any of our equipment producers fails to deliver, or delays its delivery of, our equipment for any reason, the implementation of our expansion plan may be adversely affected. In addition, there is a limited supply of the principal wafer manufacturing equipment we use and we may not be able to replace our providers for the required equipment at reasonable costs and on a timely basis to implement our expansion plan.

In addition, as we disclosed in the risk factors entitled “— We may develop excess production capacity and, as a result, our profitability may be adversely affected” and “— Global supply of PV products may exceed demand, which could cause our wafer, polysilicon and module prices to decline” above, we cannot assure you that we can successfully implement our expansion plan or manage such an expanded capacity. If we fail, or encounter significant delays in our efforts, to establish or successfully utilize additional manufacturing capacity or to increase our manufacturing output, we will be unable to increase our sales and capture additional market share, and our results of operations will be adversely affected.

We do not yet have NDRC or its local counterparts’ approval for the full capacity of our polysilicon production plant and failure to obtain such approval could adversely affect our growth and profitability.

We have obtained approval from NDRC in China to produce with respect to a portion of our planned aggregate annual production capacity at our polysilicon production plant and our wafer manufacturing facilities. We intend to apply for approval from NDRC for an additional annual production capacity in line with our expansion plan. Such approval is required before we can increase our investment to construct the additional production capacity and commence construction of such facilities. If we are not able to obtain such approval, we will not be able to achieve our planned annualized polysilicon production capacity of 18,000 MT, which could delay our expansion and could adversely affect our growth and profitability.

U.S. investors in our ordinary shares or ADSs could suffer adverse tax consequences if we are characterized as a passive foreign investment company.

If you are a U.S. investor and we are a passive foreign investment company, or PFIC, for any taxable year during which you own our ordinary shares or ADSs, you could be subject to adverse U.S. tax consequences. As of the time hereof, we do not expect to be a PFIC for U.S. federal income tax purposes for our current taxable year or in the foreseeable future. However, because this determination is made on an annual basis and the composition of our gross income and assets may vary significantly from year-to-year, no assurance can be provided regarding our PFIC status. See “Certain United States Federal Income Taxation Considerations — Passive Foreign Investment Company Rules” for a more detailed discussion.

We operate in a competitive market against players who may enjoy greater resources and we may not be able to compete successfully.

The solar wafer manufacturing market and solar module sale market is highly competitive. Many of our current and potential competitors have a longer operating history, better name recognition, greater resources, larger customer base, better access to polysilicon feedstock and greater economies of scale than we do. In addition, most of our competitors are integrated players in the solar industry that also engage in the production of virgin polysilicon, and manufacturing of PV cells and/or modules. Their business models may give them competitive advantages as these integrated players place less reliance on the upstream suppliers and/or downstream customers in the value chain. A number of our customers and suppliers are also our competitors. We have recently expanded into the down-stream PV cell and module business and face a series of related risks as we have disclosed in the risk factors entitled “— We have recently entered into the down-stream solar module business for markets outside China, and we may not be successful in this new endeavor, which could adversely affect our business expansion strategies and harm our reputation” and “— We have recently started to engage in the solar power project and PV-related EPC business and we may not be successful in this new endeavor, which could adversely affect our business expansion strategies and harm our reputation.” Furthermore, due to the global economic slowdown and global financial crisis, the competition within our industry has intensified. The key barriers to entry into our industry at present consist of availability of financing and development of our technological know-how. If these barriers disappear or become more easily surmountable, new competitors may successfully and more easily enter our industry, resulting in loss of our market share and increased price competition.

We compete with alternative solar technologies and we may not be able to compete successfully.

We are currently focused on crystalline silicon solar technologies and we compete with alternative solar technologies. Some companies have spent significant resources in the R&D of proprietary solar technologies that may eventually produce PV products at costs similar to, or lower than, those of multicrystalline wafers without compromising product quality. For example, they are developing or currently producing PV products based on thin-film PV materials, which require significantly less polysilicon to produce than multicrystalline solar products. These alternative PV products may cost less than those based on multicrystalline technologies while achieving the same level of conversion efficiency. Our founder, chairman, chief executive officer and controlling shareholder, Mr. Xiaofeng Peng, in his personal capacity, and his family members are engaged in certain alternative energy projects, including a project involving thin-film technology. In addition, Mr. Peng and his family may invest or otherwise participate in their personal capacity in other alternative energy projects, such as projects involving solar thermal, wind energy and biofuels. After considering the available business opportunities, we have decided not to enter into the thin film module production.

The solar power market in general also competes with other sources of renewable energy and conventional power generation. If prices for conventional and other renewable energy sources decline, or if these sources enjoy greater policy support than solar power, the solar power market could suffer and our business and results of operations may be adversely affected.

We rely on a limited number of suppliers for our production equipment and consumables, and failure or delay by any of them in delivering equipment or consumables to us could adversely impact our production.

We rely on a limited number of equipment suppliers for all of our principal manufacturing equipment and spare parts, including our DSS furnaces, squarers that we use to cut multicrystalline ingots into smaller blocks, wafering wire saws that we use to slice these blocks into wafers and polysilicon reactors and converters that produce polysilicon with solar-grade purity. In addition, we rely on a limited number of suppliers for the consumables, such as crucibles and slurry, that we use in our wafer production. These suppliers have supplied most of our current equipment and spare parts, and we will also rely on them to provide a substantial portion of the principal manufacturing equipment and spare parts contemplated in our expansion program including polysilicon production. If we fail to develop or maintain our relationships with these and other equipment or consumables suppliers, or should any of our major equipment or consumables suppliers encounter difficulties in the manufacturing or shipment of its equipment or consumables to us, including due to natural disasters or otherwise fail to supply equipment or consumables according to our requirements, it will be difficult for us to find alternative providers for such equipment or consumables on a timely basis and on commercially reasonable terms. For example, in the first quarter of 2008, we experienced delays in the shipments of certain wafer production equipment, and such delays adversely affected the implementation of our expansion plan and our production schedule.

We have entered into agreements to purchase some of our key equipment and consumables from domestic suppliers. In the event that our equipment and crucibles lead to defective or substandard wafers, our business, financial condition and results of operations could be adversely affected.

If we are unable to fulfill our commitments to customers or customer orders on a timely basis, we may lose customers, our reputation may be damaged, and we may incur economic losses for breach of contracts.

We have experienced delays in fulfilling purchase orders from some of our customers due to shortages in supplies of polysilicon feedstock, constraints in our production capacity, and in disruption to our production as a result of various factors. For example, during the first quarter of 2007, our production was interrupted because we temporarily shut down our DSS furnaces to install safety kits provided by GT Solar, producer of such DSS furnaces. In early 2008, we also experienced delays in the delivery of our products due to logistics disruptions as a result of the snow storms in China. In addition, our ability to meet existing contractual commitments to our customers depends on the successful and timely implementation of our expansion plan. If we are unable to fulfill our commitments to customers or customer orders on a timely basis, we may lose our customers and our reputation may be damaged. Moreover, our contracts with our customers sometimes provide for specified monetary damages or penalties for non-delivery or failure to meet delivery schedules or product specifications. If any of our customers invokes these clauses against us, we may need to defend against the relevant claims, which could be time-consuming and expensive. We may be found liable under these clauses and be required to pay damages.

We are subject to a consolidated securities class action lawsuit resulting from allegations of incorrect inventory reporting by our former financial controller, and we are unable to quantify their future potential impact of this lawsuit, if any, on us. These lawsuits or any similar or other allegations, lawsuits or proceedings in the future could adversely affect our results of operations, financial condition, reputation and market price of our ADSs and may cause loss of business.

In October 2007, our former finance controller, Charley Situ, alleged that we incorrectly reported our inventories of silicon feedstock. As a result of Mr. Situ’s allegations, several securities class action lawsuits were filed against us and several of our current officers and directors during October 2007 in the U.S. District Courts in the Northern District of California and the Southern District of New York. Those actions have been consolidated into a single action, pending in the Northern District of California, entitled In re LDK Solar Sec. Litig., Case No. C07-05182 WHA. The complaint seeks substantial monetary damages on behalf of a class of persons who purchased our securities from June 1, 2007 to October 7, 2007 and allege that we overstated our inventory, among other things. We believe the allegations in the securities lawsuits are without merit and filed motions to dismiss the complaints in April 2008. On May 29, 2008, the United States District Court Northern District of California denied our motions to dismiss. We filed a motion for reconsideration on June 13, 2008 but the motion was denied again by the court on July 14, 2008. We filed an additional motion to dismiss counts against certain of the individual defendants on July 21, 2008. On August 21, 2008, the plaintiffs conceded to the dismissal of all claims against Jiangxi LDK Solar Hi-Tech Co., Ltd., or Jiangxi LDK Solar, and certain claims against two individual directors. On January 28, 2009, the court issued an order certifying the plaintiff class of all persons who purchased our ADSs, call options for our ADSs or sold put options for our ADSs during the class period of June 1, 2007 through October 7, 2007. We plan to continue to vigorously defend this lawsuit. This trial is in the discovery phase. A trial date is scheduled for March 22, 2010. It is not possible for us to reasonably estimate the amount of loss, if any, we would incur in the event of an unfavorable outcome from the resolution of these lawsuits. If this lawsuit against us is successful, it may result in substantial liabilities, which may have an adverse effect on our financial condition and operating results.

In response to Mr. Situ’s allegations, in October 2007, we formed an internal committee to investigate the allegations and conduct an immediate physical inventory count of our polysilicon materials. We found no material discrepancies as compared to our financial records. We believe that Mr. Situ’s allegations have no merit. Additionally, the independent directors of our audit committee conducted an independent investigation into the allegations made by Mr. Situ. The independent investigation was primarily conducted by our audit committee’s independent counsel, a major U.S. law firm, and forensic accountants from a “big four” independent accounting firm that was separate from our external auditors, as well as independent experts in the evaluation of silicon feedstock and the manufacturing of multicrystalline solar wafers. The independent investigation found no material errors in our stated silicon inventory quantities as of August 31, 2007, and concluded that Mr. Situ’s allegations of an inventory discrepancy were incorrect because he had not taken into account all locations where we stored our silicon feedstock. The independent investigation further concluded that we were using each of our various types of silicon feedstock in the manufacturing of our multicrystalline solar wafers, and that a provision for obsolete or excess silicon feedstock was not required.

The United States Securities and Exchange Commission, or the SEC, also initiated an investigation into the Situ allegations. The results of our audit committee’s independent investigation were also presented to the SEC. On March 24, 2008, the SEC staff informed us that it did not intend to recommend any enforcement action by the SEC.

In addition, several of our officers and directors are defendants in another lawsuit, pending in California Superior Court, Santa Clara County, entitled Sean Coonerty v. Xiaofeng Peng, et al., Case No. 108CV103758. This derivative lawsuit alleges claims of breach of fiduciary duty and unjust enrichment based on the same allegations contained in the securities lawsuit, repeating Mr. Situ’s allegations that the feedstock inventory was overstated, and seeks damages in an unspecified amount on behalf of our company. This lawsuit is at its early stage, and our officers and directors have not responded to the complaint.

We and/or our directors and officers may be involved in similar or other allegations, litigations or legal or administrative proceedings in the future. Regardless of the merits of the lawsuits, litigation and other preparation undertaken to defend the litigation can be costly, and we may incur substantial costs and expenses in doing so. It may also divert the attention of our management. Any such future allegations, lawsuits or proceedings could have a material adverse effect on our business operations and adversely affect the market price of our ADSs.

Our business depends on the continued services of our executive officers and key personnel and our business may be severely disrupted if we lose their services.

Our success depends on the continued services of our executive officers and key personnel, in particular Mr. Xiaofeng Peng, our founder, chairman and chief executive officer. We do not maintain key-man life insurance on any of our executive officers and key personnel. If one or more of our executive officers and key personnel are unable or unwilling to continue in their present positions, we may not be able to replace them readily, if at all. As a result, our business may be severely disrupted and we may have to incur additional expenses in order to recruit and retain new personnel. In addition, if any of our executives joins a competitor or forms a competing company, we may lose some of our customers. Each of our executive officers and key personnel has entered into an employment agreement with us that contains confidentiality and non-competition provisions. However, if any dispute arises between our executive officers or key personnel and us, we cannot assure you, in light of uncertainties associated with the PRC legal system, that these agreements could be enforced in China where most of our executive officers and key personnel reside and hold most of their assets. In addition, Mr. Peng, our founder, chairman, chief executive officer and controlling shareholder, in his personal capacity, and his family members are engaged in certain alternative energy projects, including a project involving thin-film technology. Mr. Peng and his family may invest or otherwise participate in their personal capacity in other alternative energy projects, such as projects involving solar thermal, wind energy and biofuels. To the extent that Mr. Peng devotes significant time to any such projects, it may reduce his time and services devoted to our company as chairman and chief executive officer, which could materially adversely affect our business.

Our founder, chairman, and chief executive officer, Mr. Xiaofeng Peng, has substantial control over our company and his interests may not be aligned with the interests of our shareholders.

Mr. Peng, our founder, chairman and chief executive officer, currently beneficially owns, through LDK New Energy his wholly owned British Virgin Islands company, 72,585,796 of our shares, representing approximately 64.1% of our outstanding share capital. As such, Mr. Peng will have substantial control over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors, dividend policy and other significant corporate actions. Mr. Peng may take actions that are not in the best interest of our company or our shareholders and other securities holders. For example, this concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. On the other hand, if Mr. Peng is in favor of any of these actions, these actions may be taken even if they are opposed by our other shareholders, including you and those who invest in our ADSs.

Mr. Peng, in his personal capacity, and his family members are engaged in certain alternative energy projects, including a project involving thin-film solar technology. LDK New Energy is the beneficial owner of all of the equity interest of the thin-film solar company. In addition, Mr. Peng and his family may invest or otherwise participate in their personal capacity in other alternative energy projects, such as projects involving solar thermal, wind energy and biofuels which might not be aligned with the interests of our shareholders.

Our controlling shareholder Mr. Peng has directly or indirectly pledged a significant portion of his equity interests in our company to secure certain loan facilities. A default under these loan facilities could result in the sale of our ordinary shares or ADSs in open market, which may cause a drop in the price of our ADSs and potentially result in a change of control of our company.

Our controlling shareholder Mr. Peng, through his wholly-owned entity, LDK New Energy, has pledged a significant portion of his equity interest (in the form of ordinary shares or ADSs) in our company to secure certain loan facilities to finance his investment in the thin-film solar project and other projects. Such loan facilities also require LDK New Energy to pledge additional shares or ADSs or other collateral if the market value of the pledged shares or ADSs fall below a certain threshold. For example, the decline of the price of our ADSs on the New York Stock Exchange during the past two months has triggered margin calls. As of the date of this report, LDK New Energy has pledged approximately 56.5 million of our ordinary shares (including ordinary shares represented by ADSs), representing approximately 48.9% of our outstanding ordinary shares, to secure such loan facilities. Under some loan agreements, Mr. Peng has also provided unlimited personal guarantees to secure the loans. LDK New Energy and Mr. Peng may from time to time obtain additional loans that are secured by a pledge of additional equity interest (in the form of ordinary shares or ADSs) in our company to finance the thin-film solar project or for other purposes. The continuation and/or deterioration of the current global economic slowdown and financial market crisis could trigger additional margin calls for these loan facilities. Failure or delay by LDK New Energy to promptly meet such margin calls or other default under these financing arrangements could result in the sale or other disposition of some or all of the pledged shares. In addition, if we default under the loan agreements for which Mr. Peng has provided personal guarantee, Mr. Peng’s personal property, including his shares in us, may be seized and sold by the relevant lenders. This may result in a drop in the price of our ordinary shares and ADSs and potentially result in a change of control of our company.

As we operate in a highly volatile industry, which is at an early stage of development and is subject to many factors which are beyond our control, our revenues may be volatile.

The solar power market is at an early stage of development and the extent of acceptance of solar power technology and products is uncertain. Market data on the solar power industry is not as readily available as that on other more established industries where trends can be assessed more reliably from data gathered over a longer period of time. As a result, the average selling price and the market demand for our products are highly volatile and subject to many factors which are beyond our control, including:

•	wide commercial adoption and application of solar power technology;

•	cost-effectiveness, performance and reliability of solar power technology and products compared to conventional and other renewable energy sources and products;

•	availability of government subsidies and economic incentives to support the development of the solar power industry;

•	success of, or increased government support for, other alternative energy generation technologies, such as fuel cells, wind power, hydroelectric power and biomass energy;

•	success of solar technologies other than crystalline silicon;

•	fluctuations in economic and market conditions that affect the viability of renewable energy sources, such as increases or decreases in the prices of oil and other fossil fuels;

•	deregulation of the electric power industry and the broader energy industry; and

•	levels of capital expenditures by end-users of solar energy products, which tend to decrease when economic growth slows.

If the average selling price or demand for solar power products decrease dramatically, we may not be able to grow our business or generate sufficient revenues to sustain our profitability. For example, partially due to the current global economic slowdown and turmoil in the global financial markets, while we made a profit of

$29.4 million for the quarter ended September 30, 2009, we incurred losses of $219.0 million, $22.5 million and $216.9 million, respectively, for the three quarters ended December 31, 2008, March 31, 2009 and June 30, 2009.

Technological changes in the solar power industry could render our products uncompetitive or obsolete, which could reduce our market share and cause our net sales and profits to decline.

The solar power industry is characterized by evolving technologies and standards. These technological evolutions and developments place increasing demands on the improvement of our products, such as higher PV efficiency and larger and thinner wafers. Other companies may devise production technologies that enable them to produce crystalline wafers that could yield higher PV conversion efficiencies at a lower cost than our products. Some of our competitors are developing alternative and competing solar technologies that may require significantly less silicon than crystalline solar cells and modules, or no silicon at all. Technologies developed or adopted by others may prove more advantageous than ours for commercialization of solar products and may render our products obsolete. For example, thin-film solar technology is being developed as an alternative method of producing solar power products as compared to our crystalline wafer-based solar technology and products. In addition, further developments in competing polysilicon production technologies may result in lower manufacturing costs or higher product performance than those achieved from Siemens processes, including the one we employ. As a result, we may need to invest significant resources in research and development to maintain our market position, keep pace with technological advances in the solar power industry and effectively compete in the future. Our failure to further refine and enhance our products or to keep pace with evolving technologies and industry standards could cause our products to become uncompetitive or obsolete, which could in turn reduce our market share and cause our net sales and profits to decline.

Unexpected equipment failures or accidents, including the release of hazardous materials, may lead to production curtailments or shutdowns, personal injuries or damage to properties.

Our wafer manufacturing and polysilicon production processes use hazardous equipment, such as reactors, DSS furnaces, squarers and wire saws. Such equipment requires skills and experience for safe operation. We could experience events such as equipment failures, explosions or fires due to employee errors, equipment malfunctions, accidents, interruptions in electricity or water cooling supplies, natural disasters or other causes. In addition, such events could cause damage to properties, personal injuries or even deaths. As a result, we may in the future experience production curtailments or shutdowns or periods of reduced production, which would negatively affect our results of operations. In addition, our polysilicon operations will involve the use, handling, generation, processing, storage, transportation and disposal of hazardous materials, which may result in fires, explosions, spills, leakage and other unexpected or dangerous accidents causing personal injuries or death, property damage, environmental damage and business interruption. Any such event could result in civil lawsuits or regulatory enforcement proceedings, which in turn could lead to significant liabilities.

Our strategy includes possible alliances, joint ventures, acquisitions and dispositions of assets, and restructuring of our business operations; our failure to successfully implement this strategy could have a material adverse effect on our business.

As part of our strategy, we intend to enter into strategic acquisitions and investments and establish strategic alliances with third parties in the solar industry if suitable opportunities arise. For example, in January 2008, we acquired 33.5% of Jiangxi Sinoma, a Xinyu-based crucibles manufacturer, from Xinyu Chengdong Investment and Construction Co., Ltd. for the consideration of approximately Rmb 16.8 million. In April 2009, we formed a joint venture with Q-Cells to focus on solar power generation systems and the market development of such systems. We may engage in similar or other acquisitions and investments that will complement our expansion strategies, such as expanding our module production through acquisitions of module manufacturing facilities. We may also make strategic dispositions of our assets or restructure our business operations. completed the sale of a 15% equity interest in Jiangxi LDK Silicon, which owns our polysilicon plant with 15,000-MT annualized production capacity in Xinyu city, China, to Jiangxi Trust, for Rmb 1.5 billion on November 20, 2009. Urban Construction Investment Group Co., Ltd., a PRC company wholly owned by the Xinyu city government, has agreed to purchase from us a 10% equity interest in Jiangxi LDK Silicon for a minimum consideration of Rmb 1.2 billion upon our giving them one month’s notice within 18 months after signing the agreement. We may raise additional financing through the disposal of our stakes in the polysilicon plant or any other business. Strategic acquisitions, investments and alliances with third parties could subject us to a number of risks, including risks associated with sharing proprietary information and a reduction or loss of control of operations that are material to our business. Moreover, strategic acquisitions, investments and alliances may be expensive to implement and subject us to the risk of non-performance by a counterparty, which may in turn lead to monetary losses that may materially adversely affect our business. An acquisition of a business could also expose us to the risk of assumption of unknown liabilities and other unforeseen risks.

Product defects could result in increased costs, damage to our reputation and loss of revenues and market share.

Our products may contain defects that are not detected until they have been shipped or installed. For example, in July 2006, we had sales returns of over 7,000 pieces of improperly cleaned wafers due to the malfunction of our automated cleaning system and the limited operating experience of our employees. In 2007, 2008 and the nine months ended September 30, 2009, we recorded an inventory write-down of $4.2 million, $9.7 million and nil, respectively, due to defects identified in certain of our wafers. In the ordinary course of our business, we also encounter periodic sales returns due to non-conformity with customers’ specifications or product defects. In each case, we are required to replace our products promptly. Product defects and the possibility of product defects could cause significant damage to our market reputation and reduce our product sales and market share. If we cannot successfully maintain the consistency and quality throughout our production process, this will result in substandard quality or performance of our wafers, including their reduced PV efficiency and higher wafer breakage. If we deliver solar wafers with defects, or if there is a perception that our products are of substandard quality, we may incur substantially increased costs associated with replacements of wafers, our credibility and market reputation will be harmed and sales of our wafers may be adversely affected.

We are subject to the management report and auditor attestation report requirements of Section 404 of the Sarbanes-Oxley Act; if we fail to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud, and investor confidence and the market price of our ADSs may be adversely affected.

We, as a public company, are subject to the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. Section 404 of the Sarbanes-Oxley Act and the related SEC rules require, beginning with our fiscal year ended December 31, 2008, that we evaluate the effectiveness, as of the end of each fiscal year, of our internal control over financial reporting and include in our annual reports on Form 20-F for each fiscal year (i) a report of our management on our internal control over financial reporting that contains, among other things, management’s assessment of the effectiveness of our internal control over financial reporting as of the end of the most recent fiscal year, including a statement whether or not internal control over financial reporting is effective and (ii) the opinion of our registered public accounting firm, either unqualified or adverse, as to whether we maintained, in all material respects, effective internal control over financial reporting as of the end of such fiscal year. Our management and auditors are not permitted to conclude that our internal control over financial reporting is effective if there are one or more “material weaknesses” in our internal control over financial reporting, as defined in rules of the SEC and the U.S. Public Company Accounting Oversight Board, or the PCAOB. Our management or our auditors may conclude that our efforts to remediate the problems identified were not successful or that otherwise our internal control over financial reporting is not effective. This could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our reporting processes, which could adversely impact the market price of our ADSs. We have incurred significant costs and use significant management and other resources in order to comply with Section 404 of the Sarbanes-Oxley Act.

In the past, we had certain deficiencies in our internal controls. For example, in the course of auditing our consolidated financial statements for the year ended December 31, 2006, our independent registered public accounting firm noted and communicated to us a significant deficiency and other weaknesses in our internal control over financial reporting. The significant deficiency identified by our independent registered public accounting firm was that our chief financial officer joined us in August 2006 and that we did not previously have any personnel who were familiar with United States generally accepted accounting principles, or U.S. GAAP. We did not have sufficient personnel with adequate expertise to ensure that we can produce financial statements in accordance with U.S. GAAP on a timely basis. Following the identification of this significant deficiency and other weaknesses, we have adopted steps to address them and to improve our internal control over financial reporting generally. If we fail to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud, and investor confidence and the market price of our ADSs may be adversely affected.

If we are unable to attract, train and retain technicians and a skilled labor force, our business may be materially adversely affected.

Our continued success depends, to a significant extent, on our ability to attract, train and retain technicians and a skilled labor force for our business. Recruiting and retaining capable technicians, particularly those with expertise in the solar power industry, are vital to our success. Our principal operations are located at Xinyu city of Jiangxi province, a relatively less developed region compared to coastal cities in China. Our location adds difficulties to our recruiting efforts. In addition, there exists substantial competition for qualified technicians in the solar power industry, and there can be no assurance that we will be able to attract or retain technicians. Neither can we assure you that we will be able to recruit, train and retain skilled workers. As we have disclosed in the risk factor entitled “— We have recently expanded our international business operations, and our failure and/or inexperience in such new endeavors could adversely affect our business expansion strategies and harm our reputation,” we now face additional difficulties in staffing our overseas operations. If we fail to attract and retain qualified employees, our business and prospects may be materially adversely affected.

Fluctuations in exchange rates could adversely affect our business.

A significant portion of our sales is denominated in Renminbi. Our costs and capital expenditures are largely denominated in U.S. dollars and euros. Therefore, fluctuations in currency exchange rates could have a material adverse effect on our financial condition and results of operations. Fluctuations in exchange rates, particularly among the U.S. dollar, Renminbi and euro, affect our gross and net profit margins and could result in foreign exchange and operating losses.

Our financial statements are expressed in U.S. dollars but the functional currency of our principal operating subsidiaries, Jiangxi LDK Solar, Jiangxi LDK Silicon and Jiangxi LDK Solar Polysilicon Co., Ltd., or Jiangxi LDK Polysilicon, is Renminbi. The value of your investment in our ADSs and other securities will be affected by the foreign exchange rate between U.S. dollars and Renminbi. In addition, to the extent we hold assets denominated in U.S. dollars, including the net proceeds to us from our various offerings of securities, any appreciation of Renminbi against the U.S. dollar could result in a change to our income statement and a reduction in the value of our U.S. dollar denominated assets. On the other hand, if we decide to convert our Renminbi amounts into U.S. dollars for the purpose of making payments for dividends on our shares or ADSs or for other business purposes, including payments to service our convertible senior notes and other foreign debt, a decline in the value of Renminbi against the U.S. dollar could reduce the U.S. dollar equivalent amounts of the Renminbi upon such conversion. In addition, a depreciation of Renminbi against the U.S. dollar could reduce the U.S. dollar equivalent amounts of our financial results, the value of your investment in our company and the dividends we may pay in the future, if any, all of which may have a material adverse effect on the price of our ADSs.

We incurred a net foreign currency exchange loss of $1.3 million and $1.7 million during the years ended December 31, 2006 and 2007, respectively, and we recorded a net foreign currency exchange gain of $14.5 million and $1.2 million for the year ended December 31, 2008 and the nine months ended September 30, 2009, respectively. We cannot predict the impact of future exchange rate fluctuations on our results of operations and may incur additional net foreign currency losses in the future. During 2007 and 2008, we entered into certain foreign exchange forward contracts to reduce the effect of our foreign exchange exposure. However, we cannot assure you that such hedging activities will be effective in managing our foreign exchange risk exposure.

Compliance with environmental and safety regulations is expensive, and noncompliance may result in adverse publicity and potentially significant monetary damages and fines or suspension of our business operations.

We are required to comply with all national and local regulations regarding protection of the environment. Compliance with environmental regulations is expensive. In addition, if more stringent regulations are adopted by the PRC government in the future, the costs of compliance with PRC environmental protection regulations could increase. Upon the completion of our polysilicon production facilities, we will use, generate, store and discharge toxic, volatile and otherwise hazardous chemicals and wastes in our R&D and production processes, and we are subject to regulations and periodic monitoring by local environmental protection authorities and are required to comply with all PRC national and local environmental protection laws and regulations.

Our polysilicon plant will use hazardous chemicals in the production process. Under PRC environmental regulations, we are required to obtain a safety appraisal approval before the construction of our polysilicon production facilities, and we are further required to undergo safety examination and obtain approval with relevant governmental authorities after we have completed the installation of our manufacturing equipment and before the polysilicon production plant commences commercial production. We must also register the hazardous chemicals to be used in the production process with the relevant authorities and to obtain safety permits, which include a permit for the storage and use of hazardous chemicals and a permit for the use of atmospheric pressure containers. We have not yet obtained all of the necessary approvals and permits for our polysilicon production plant and multicrystalline wafer manufacturing facilities currently under construction, and we cannot assure you that we will be able to obtain these approvals and permits upon completion of the construction or commencement of commercial production on a timely basis or at all. The relevant governmental authorities have the right to impose fines or deadlines to cure any non-compliance, or to order us to cease construction or production if we fail to comply with these requirements. If we fail to comply with present or future environmental regulations, we may be subject to substantial fines or damages or suspension of our business operations, and our reputation may be harmed.

We have limited insurance coverage and may incur losses resulting from product liability claims or business interruptions.

We are exposed to risks associated with product liability claims in the event that the use of our solar wafers and ingots results in injury. Since our solar wafers and ingots are made into electricity producing devices, it is possible that users could be injured or killed by devices that use our solar wafers and ingots, whether by product malfunctions, defects, improper installations or other causes. Due to our limited historical experience, we are unable to predict whether product liability claims will be brought against us in the future or to predict the effect of any resulting adverse publicity on our business. The successful assertion of product liability claims against us could result in potentially significant monetary damages and require us to make significant payments. Moreover, we do not carry any product liability insurance and may not have adequate resources to satisfy a judgment in the event of a successful claim against us. We do not carry any business interruption insurance. As the insurance industry in China is still in its early stage of development, even if we decide to take out business interruption coverage, such insurance available in China offers limited coverage compared to that offered in many other countries. Any business disruption or natural disaster could result in substantial losses and diversion of our resources.

Failure to protect our intellectual property rights, know-how and technology may undermine our competitive position.

We have developed various production process related know-how and technologies in the production of solar wafers, ingots, polysilicon and recycling of the STC produced as a by-product of polysilicon production. We anticipate that we will also develop various production process related know-how and technologies in the production of polysilicon over time. Such know-how and technologies play a critical role in our quality assurance and cost reduction. In addition, we have implemented a number of R&D programs with a view to developing techniques and processes that will improve production efficiency and product quality. Our intellectual property and proprietary rights arising out of these R&D programs will be crucial in maintaining our competitive edge in the solar wafer and polysilicon industries. We currently do not have any patent or patent application pending in China or elsewhere. We currently use contractual arrangements with employees and trade secret protections to protect our intellectual property and proprietary rights. Nevertheless, contractual arrangements afford only limited protection and the actions we may take to protect our intellectual property and proprietary rights may not be adequate. In addition, others may obtain knowledge of our know-how and technologies through independent development. Our failure to protect our production process related know-how and technologies and/or our intellectual property and proprietary rights may undermine our competitive position. Third parties may infringe or misappropriate our proprietary technologies or other intellectual property and proprietary rights. Policing unauthorized use of proprietary technology can be difficult and expensive. Also, litigation, which can be costly and divert management attention and other resources away from our business, may be necessary to enforce our intellectual property rights, protect our trade secrets or determine the validity and scope of our proprietary rights. We cannot assure you that the outcome of such potential litigation will be in our favor. An adverse determination in any such litigation will impair our intellectual property and proprietary rights and may harm our business, prospects and reputation.

We may be exposed to infringement, misappropriation or other claims by third parties and an adverse determination could result in us paying significant damages.

Our success depends on our ability to use and develop our technology and know-how, to produce our polysilicon, solar wafers and ingots and to sell our solar wafers and ingots without infringing the intellectual property or other rights of third parties. We do not have, and have not applied for, any patents for our proprietary technologies in China or elsewhere. We may be subject to litigation involving claims of patent infringement or violation of intellectual property rights of third parties. For example, in June 2008, an objection was filed against Jiangxi LDK Solar regarding its trademark “LDK”. The review proceeding is still pending. The validity and scope of claims relating to solar power technology patents involve complex scientific, legal and factual questions and analyses and, therefore, may be highly uncertain. The defense and prosecution of intellectual property suits, patent opposition proceedings, trademark disputes and related legal and administrative proceedings can be both costly and time consuming and may significantly divert our resources and the attention of our technical and management personnel. An adverse ruling in any such litigation or proceedings could subject us to significant liability to third parties, require us to seek licenses from third parties, to pay ongoing royalties, or to redesign our products, or subject us to injunctions prohibiting the production and sale of our products or the use of our technologies. Protracted litigation could also result in our customers or potential customers deferring or limiting their purchase or use of our products until resolution of such dispute.

We have granted, and may continue to grant, stock options under our stock incentive plan and our net income could be adversely impacted.

We adopted a stock incentive plan in 2006. As of the date hereof, we have outstanding stock options under our stock incentive plan with respect to 6,403,234 shares, all of which were granted to our directors, employees, consultants and service providers. During 2008, as a result of the significant decreases of our share prices amid the global economic slowdown and financial market crisis, we and some of our optionees agreed to cancel some of the previously granted, but not yet vested, stock options and to replace them with newly granted options with similar terms at lower exercise prices. In December 2004, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Codification (“ASC”) Topic 718, “Share-Based Payment.” This statement, which became effective in the first quarter of 2006, prescribes how we account for share-based compensation and may have an adverse impact on our results of operations or the price of our ADSs. SFAS No. 123R requires us to recognize share-based compensation, as compensation expense in the statement of operations based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. The additional expenses associated with share-based compensation may reduce the attractiveness of issuing stock options under our stock incentive plan. However, if we do not grant stock options or reduce the number of stock options that we grant, we may not be able to attract and retain key personnel. If we grant more stock options to attract and retain key personnel, the expenses associated with share-based compensation may adversely affect our net income.

Most of our production, storage, administrative and R&D facilities are located in close proximity to one another in Xinyu city of Jiangxi province. Any damage or disruption at these facilities would have a material adverse effect on our business, financial condition and results of operations.

Our production, storage, administrative and R&D facilities are located in close proximity to one another in Xinyu city of Jiangxi province in China. A natural disaster, such as fire, floods, typhoons or earthquakes, snow storms, or other unanticipated catastrophic events, including power interruption, telecommunications failures, equipment failures, explosions, fires, break-ins, terrorist acts or war, could significantly disrupt our ability to manufacture our products and operate our business. If any of our production facilities or material equipment were to experience any significant damage or downtime, we would be unable to meet our production targets and our business would suffer. Any damage or disruption at these facilities would have a material adverse effect on our business, financial condition and results of operations.

Risks Relating to Business Operations in China

Changes in PRC political and economic policies and conditions could adversely affect our business and prospects.

China has been, and will continue to be, our primary production base and currently almost all of our assets are located in China. While the PRC government has been pursuing economic reforms to transform its economy from a planned economy to a market-oriented economy since 1978, a substantial part of the PRC economy is still being operated under various controls of the PRC government. By imposing industrial policies and other economic measures, such as control of foreign exchange, taxation and foreign investment, the PRC government exerts considerable direct and indirect influence on the development of the PRC economy. Many of the economic reforms carried out by the PRC government are unprecedented or experimental and are expected to be refined and improved over time. Other political, economic and social factors may also lead to further adjustments of the PRC reform measures. This refining and adjustment process may not necessarily have a positive effect on our operations and our future business development. Our business, prospects and results of operations may be materially adversely affected by changes in the PRC economic and social conditions and by changes in the policies of the PRC government, such as measures to control inflation, changes in the rates or method of taxation and the imposition of additional restrictions on currency conversion.

Changes in foreign exchange and foreign investment regulations in China may affect our ability to invest in China and the ability of our PRC subsidiaries to pay dividends and service debts in foreign currencies.

Renminbi is not a freely convertible currency at present. The PRC government regulates conversion between Renminbi and foreign currencies. Changes in PRC laws and regulations on foreign exchange may result in uncertainties in our financing and operating plans in China. Over the years, China has significantly reduced the government’s control over routine foreign exchange transactions under current accounts, including trade and service related foreign exchange transactions, payment of dividends and service of foreign debts. In accordance with the existing foreign exchange regulations in China, our PRC subsidiaries may, within the scope of current account transactions, pay dividends and service debts in foreign currencies without prior approval from the PRC State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. However, there can be no assurance that the current PRC foreign exchange policies with respect to debt service and payment of dividends in foreign currencies will continue in the future. Changes in PRC foreign exchange policies may have a negative impact on our ability to service our foreign currency-denominated indebtedness and to distribute dividends to our shareholders in foreign currencies since we, as a Cayman Islands holding company, rely on our operating subsidiaries in China to convert their Renminbi cash flow to service such foreign debt and to make such dividend payments.

Foreign exchange transactions by our PRC subsidiaries under the capital account continue to be subject to significant foreign exchange controls. In particular, foreign exchange transactions involving foreign direct investment, foreign debts and outbound investment in securities and derivatives are subject to limitations and require approvals from the relevant SAFE authorities. We have the choice, as permitted by the PRC foreign investment regulations, to invest our net proceeds from our various offerings in the form of registered capital or a shareholder loan into our PRC subsidiaries to finance our operations in China. Our choice of investment is affected by the different treatments under the relevant PRC regulations with respect to capital-account and current-account foreign exchange transactions in China. For example, our transfer of funds to our subsidiaries in China is subject to approval of PRC governmental authorities in case of an increase in registered capital, or subject to registration with PRC governmental authorities in case of a shareholder loan. These and other limitations on the flow of funds between us and our PRC subsidiaries could restrict our ability to act in response to changing market conditions and limit our flexibility in the management of our cash flow and financings.

The uncertain legal environment in China could have a negative impact on our business and prospects and also limit the legal protections available to you.

Our principal operating subsidiaries, Jiangxi LDK Solar, Jiangxi LDK Silicon and Jiangxi LDK Polysilicon, are foreign-invested enterprises in China and are subject to laws and regulations applicable to foreign investments in China in general and laws and regulations applicable to wholly foreign-owned enterprises and sino-foreign joint venture enterprises in particular. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, the civil law system is a system in which decided legal cases have little precedential value. When the PRC government started its economic reform in 1978, it began to formulate and promulgate a comprehensive system of laws and regulations to provide general guidance on economic and business practices in China and to regulate foreign investments. China has made significant progress in the promulgation of laws and regulations dealing with economic matters such as corporate organization and governance, foreign investment, commerce, taxation and trade. However, the promulgation of new laws, changes in existing laws and abrogation of local regulations by national laws may have a negative impact on our business and prospects. In addition, as these laws, regulations and legal requirements are relatively recent and because of the limited volume of published cases and their non-binding nature, the interpretation and enforcement of these laws, regulations and legal requirements involve significant uncertainties. These uncertainties could limit the legal protections available to foreign investors, including you.

Expiration of, or changes to, current PRC tax incentives that our business enjoys could have a material adverse effect on our results of operations.

Under PRC laws and regulations effective prior to January 1, 2008, a company established in China was typically subject to a national enterprise income tax at the rate of 30% on its taxable income and a local enterprise income tax at the rate of 3% on its taxable income. The PRC government provided various incentives to foreign-invested enterprises to encourage foreign investments. Such incentives included reduced tax rates and other measures. Foreign-invested enterprises that were determined by PRC tax authorities to be manufacturing companies with authorized terms of operation for more than ten years were eligible for:

•	a two-year exemption from the national enterprise income tax from their first profitable year; and

•	a 50% reduction of their applicable national enterprise income tax rate for the succeeding three years.

The local preferential enterprise income tax treatment was within the jurisdiction of the local provincial authorities as permitted under the prior PRC tax laws relating to foreign-invested enterprises. The local tax authorities would decide whether to grant any tax preferential treatment to foreign-invested enterprises on the basis of their local conditions. The Jiangxi provincial government announced that energy companies with authorized terms of operation for more than ten years were eligible for:

•	a five-year exemption from the 3% local enterprise income tax from their first profitable year; and

•	a 50% reduction of their local enterprise income tax rate for the succeeding five years.

Under such pre-existing PRC tax laws and regulations, Jiangxi LDK Solar, as a foreign-invested manufacturing enterprise, was entitled to a two-year exemption from the national enterprise income tax for 2006 and 2007 and would be subject to a reduced national enterprise income tax rate of 15% from 2008 through 2010. Likewise, Jiangxi LDK Solar was entitled to a five-year exemption from the local enterprise income tax beginning in 2006 and would be subject to a reduced local enterprise income tax rate of 1.5% from 2011 through 2015.

In March 2007, the PRC National People’s Congress enacted a new Enterprise Income Tax Law, which became effective on January 1, 2008. The new tax law imposes a unified income tax rate of 25% on all domestic enterprises and foreign-invested enterprises unless they qualify for preferential tax treatments under certain limited exceptions. The new tax law and the related regulations permit companies to continue to enjoy their preferential tax treatments under the prior tax regime until such treatments expire in accordance with their terms, on the condition that such preferential tax treatments are available under the grandfather clauses of the new tax law and the related regulations. As a result, Jiangxi LDK Solar is subject to a reduced unified enterprise income tax rate of 12.5% from 2008 to 2010 and will be subject to income tax at 25% starting from 2011. Jiangxi LDK Silicon and Jiangxi LDK Polysilicon do not enjoy any preferential tax treatment in China. When our current tax benefits expire or otherwise become unavailable to us for any reason, our profitability may be adversely affected.

Our business, financial condition and results of operations could be adversely affected by the PRC labor laws and regulations.

The PRC labor laws and regulations have a direct impact on our business operations. In June 2007, the National People’s Congress promulgated the Labor Contract Law of China, which became effective on January 1, 2008. In September 2008, the State Council adopted the relevant rules and regulations to implement the new labor law. This labor contract law is aimed at providing employees with greater protection in their employment relationships. For example, the new labor contract law requires employers to enter into written contracts with their employees, and if an employer fails to enter into a written contract with an employee within one month after the commencement of the employment, the employer is required to pay to the employee double salary for the noncompliance period for up to one year. The new law also calls for open-ended employment contracts rather than fixed-term contracts under specified circumstances. The law further prohibits an employer from entering into a one-year or shorter-term contract with an employee if it constitutes the third consecutive renewal of the employment contract unless it is so requested by the employee. As a result of this more labor-friendly legislation, our discretion in the hiring and termination process has been significantly curtailed, which could in turn affect our overall labor costs and our ability to adjust our labor needs in response to market changes. Our business, financial condition and results of operations could therefore be adversely affected by these PRC labor laws and regulations.

We may be deemed a PRC resident enterprise under the new PRC Enterprise Income Tax Law and be subject to the PRC taxation on our worldwide income.

We are a Cayman Islands holding company with substantially all of our operations conducted through our operating subsidiaries in China. Under the PRC Income Tax Law for Enterprises with Foreign Investment and Foreign Enterprises effective prior to January 1, 2008, any dividends payable by foreign-invested enterprises, such as our PRC subsidiaries, to their non-PRC investors, such as our Cayman Islands holding company, were exempt from PRC withholding tax. In addition, any dividends payable, or distributions made, by us to holders or beneficial owners of our shares or ADSs were not subject to any PRC tax, provided that such holders or beneficial owners, including individuals and enterprises, were not deemed to be PRC residents under the PRC tax law and were not otherwise subject to PRC tax. Under the new PRC Enterprise Income Tax Law and its implementation regulations, if our Cayman Islands holding company continues to be treated as a foreign investor, or a “non-resident enterprise” as defined in the new tax law, dividends and distributions for earnings derived since January 1, 2008 from our PRC subsidiaries to us will be subject to a 10% withholding tax. The Cayman Islands where we are incorporated has no tax treaty with China entitling us to any withholding tax lower than 10%.

The new PRC Enterprise Income Tax Law, however, also provides that enterprises established outside China whose “de facto management bodies” are located in China are considered “resident enterprises” and will generally be subject to the uniform 25% enterprise income tax rate as to their global income. Under the implementation regulations issued by the State Council relating to the new PRC Enterprise Income Tax Law, “de facto management body” is defined as the body that has material and overall management control over the business, personnel, accounts and properties of an enterprise. In April 2009, the PRC State Administration of Taxation promulgated a circular to clarify the definition of “de facto management body” for enterprises incorporated overseas with controlling shareholders being PRC enterprises. However, it remains unclear how the tax authorities will treat an overseas enterprise invested or controlled by another overseas enterprise and ultimately controlled by PRC individual residents as is in our case. We have not been notified by the relevant tax authorities that we are treated as a PRC resident enterprise. Since substantially all of our management is currently based in China and may remain in China in the future, we may be treated as a PRC resident enterprise for PRC enterprise income tax purposes and subject to the uniform 25% enterprise income tax on our global income excluding the dividend income we receive from our PRC subsidiaries. You should also read the risk factor entitled “— Dividends payable by us to our foreign investors and gains on the sale of our shares or ADSs may be subject to withholding taxes under PRC tax laws” below. If we are treated as such a PRC resident enterprise under the PRC tax law, we could face significant adverse tax consequences which could affect the value of your shares or ADSs.

Dividends payable by us to our foreign investors and gains on the sale of our shares or ADSs may be subject to withholding taxes under PRC tax laws.

Under the new PRC Enterprise Income Tax Law and its implementation regulations, to the extent dividends from earnings derived since January 1, 2008 are sourced within China and we are considered a “resident enterprise” in China, then PRC income tax at the rate of 10% would be withheld from dividends payable by us to investors that are “non-resident enterprises” so long as such “non-resident enterprise” investors do not have an establishment or place of business in China or, despite the existence of such establishment or place of business in China, the relevant income is not effectively connected with such establishment or place of business in China. Any gain realized on the transfer of our shares or ADSs by such investors would be subject to a 10% PRC income tax if such gain is regarded as income derived from sources within China and we are considered a “resident enterprise” in China. If we are required under the new tax law to withhold PRC income tax on our dividends payable to our foreign shareholders or foreign holders of our ADSs who are “non-resident enterprises,” or if you are required to pay PRC income tax on the transfer of our shares or ADSs, the value of your investment in our shares or ADSs may be materially adversely affected. It is unclear whether, if we are considered a PRC “resident enterprise,” holders of our shares or ADSs might be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas.

We rely principally on dividends, if any, paid by our subsidiaries to fund our cash and financing requirements, and any limitation on the ability of our PRC subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business.

We are a holding company and rely principally on dividends, if any, paid by our subsidiaries for cash requirements, including the funds necessary to service any debt we incur and to pay any dividend we declare. If any of our subsidiaries incurs debt in its own name, the instruments governing the debt may restrict dividends or other distributions on its equity interest to be paid to us. Furthermore, applicable PRC laws, rules and regulations permit payment of dividends by our PRC subsidiaries on a combined basis only out of their retained earnings, if any, determined in accordance with PRC accounting standards. Our PRC subsidiaries are required to set aside a certain percentage of their after-tax profit based on PRC accounting standards each year for their reserve fund in accordance with the requirements of relevant PRC laws and the relevant provisions in their respective articles of associations. As a result, our PRC subsidiaries combined may be restricted in their ability to transfer any portion of their net income to us whether in the form of dividends, loans or advances. Any limitation on the ability of our subsidiaries to pay dividends to us could materially adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends, service our debts, or otherwise fund and conduct our business. Under the new PRC Enterprise Income Tax Law and its implementation regulations, PRC income tax at the rate of 10% is applicable to dividends payable for earnings derived since January 1, 2008 by PRC enterprises to “non-resident enterprises” (enterprises that do not have an establishment or place of business in China, or that have such establishment or place of business in China but the relevant income is not effectively connected with such establishment or place of business), subject to any lower withholding tax rate as may be contained in any income tax treaty or agreement that China has entered into with the government of the jurisdiction where such “non-resident enterprises” were incorporated. If we are considered as a “non-resident enterprise” under the PRC tax law, any dividend that we receive from our PRC subsidiaries may be subject to PRC taxation at the 10% rate.

Recent PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to personal liability and limit our ability to acquire PRC companies or to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute profits to us, or otherwise materially adversely affect us.

SAFE issued a public notice in October 2005, together with its subsequent implementation procedures and clarifications, to require PRC residents, both legal and natural persons, to register with the local SAFE branches before they establish or take control of any company outside China for the purpose of acquiring any asset of or equity interest in PRC companies and raising funds overseas. SAFE refers to such companies outside China as “offshore special purpose companies” in its notice. In addition, SAFE also requires any PRC resident that is the shareholder of an offshore special purpose company to amend its SAFE registration with respect to the offshore special purpose company in connection with any increase or decrease of capital, transfer of shares, merger, division, equity investment or creation of any security interest over any assets located in China. If any PRC shareholder of an offshore special purpose company fails to make the required SAFE registration and amendment, the PRC subsidiaries of that offshore special purpose company may be prohibited from distributing their profits and the proceeds from any reduction in capital, share transfer or liquidation to the offshore special purpose company. Moreover, failure to comply with such SAFE registration and amendment requirements could result in liabilities under the PRC law for the evasion of applicable foreign exchange restrictions. Our current beneficial owners who are PRC residents have registered with SAFE as required under the SAFE notice. The failure of these beneficial owners to amend their SAFE registrations in a timely manner pursuant to the SAFE notice or the failure of our other future beneficial owners who are PRC residents to comply with the SAFE registration requirements may subject such beneficial owners to fines and legal sanctions, and may also result in restrictions on our PRC subsidiaries in their abilities to distribute profits to us, or may otherwise materially adversely affect our business.

All employee participants to our existing 2006 stock incentive plan who are PRC citizens may be required to register with SAFE. We may also face regulatory uncertainties that could restrict our ability to adopt additional option plans for our directors and employees under PRC law.

On March 28, 2007, SAFE issued the Operating Procedures on Administration of Foreign Exchange Regarding Participation by PRC Individuals in Employee Stock Ownership Plan and Stock Option Plan of Overseas Listed Companies, or the Stock Option Rule. It is not clear whether the Stock Option Rule covers any type of equity compensation plans or incentive plans which provide for the grant of ordinary share options or authorize the grant of restricted share awards. For plans which are so covered and are adopted by an overseas listed company, the Stock Option Rule requires the employee participants who are PRC citizens to register with SAFE or its local branch within ten days of the beginning of each quarter. In addition, the Stock Option Rule also requires the employee participants who are PRC citizens to follow a series of requirements on making necessary applications for foreign exchange purchase quota, opening special bank account and filings with SAFE or its local branch before they exercise their stock options.

The Stock Option Rule has not yet been made publicly available or formally promulgated by SAFE, but SAFE has begun enforcing its provisions. Nonetheless, it is not predictable whether SAFE will continue to enforce this rule or adopt additional or different requirements with respect to equity compensation plans or incentive plans. Although we have assisted our employees with registration with the Jiangxi branch of SAFE for our stock option plan according to the Stock Option Rule, failure to comply with such provisions may subject us and the participants of our employee stock option plan who are PRC citizens to fines. To date, we have not received any notice from SAFE or its local branch regarding any legal sanctions to us or our employees. If it is determined that our employee stock option plan is subject to the Stock Option Rule, failure to comply with such provisions may subject us and the participants of our employee stock option plan who are PRC citizens to fines and legal sanctions and prevent us from further granting options under our employee stock option plan to our employees, which could adversely affect our business operations.

We face risks related to health epidemics and other outbreaks of contagious diseases, including influenza A (H1N1), avian flu and SARS.

Our business could be adversely affected by the effects of influenza A (H1N1), avian flu, SARS, or other epidemic outbreaks. In April 2009, an outbreak of influenza A caused by the H1N1 virus occurred in Mexico and the United States, and spread into a number of countries rapidly. There have been reports of outbreaks of a highly pathogenic avian flu, caused by the H1N1 virus, in certain regions of Asia and Europe. Over the years, there have been reports on the occurrences of avian flu in various parts of China, including a few confirmed human cases. An outbreak of avian flu in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, particularly in Asia. Additionally, any recurrence of SARS, a highly contagious form of atypical pneumonia, similar to the outbreaks in 2003 which affected China, Hong Kong, Taiwan, Singapore, Vietnam and certain other countries, could also have similar adverse effects of a similar scale. Any prolonged occurrence or recurrence of these contagious diseases or other adverse public health developments may have a material adverse effect on our business operations. These include limitations on our ability to travel or ship our products outside China as well as temporary closure of our production facilities for quarantine or for preventive purposes. Such closures or travel or shipment restrictions could severely disrupt our business operations and adversely affect our financial condition and results of operations. We have not adopted any written preventive measures or contingency plans to combat any health epidemics and other outbreaks of contagious diseases, including influenza A (H1N1), avian flu, or SARS.

SUPPLEMENTAL INFORMATION ABOUT US

Overview

We are the world’s largest producer of solar wafers in terms of capacity, according to Solarbuzz, a third-party market research firm. We have been expanding our business to meet the solar industry’s requirements for high-quality and low-cost solar materials, modules, systems and solutions. We are currently ramping up our polysilicon production capacity, and we intend to continue to pursue our strategy of the vertical integration by expanding our downstream business.

We believe our production is cost-effective due to our efficient production process, China-based production facilities, R&D and economy of scale, enabling us to reduce our unit production cost. We use advanced equipment for our wafer production. Coupled with the know-how we have gained during the years, we have developed process technologies that enable us to increase yield, improve quality and reduce costs.

We sell multicrystalline and monocrystalline wafers globally to manufacturers of solar cells and modules. Solar wafers are the principal raw material used to produce solar cells, which are devices capable of converting sunlight into electricity. We also sell solar materials, which include ingots, and other chemicals used to produce polysilicon and solar wafers. In addition, we provide wafer processing services. As of September 30, 2009, we had an annualized wafer production capacity of approximately 1.7 GW and we intend to increase our production capacity to 2.0 GW in the first half of 2010. Our production operations are primarily located in Xinyu City of Jiangxi Province, China.

As part of our vertical integration strategy, we have constructed two polysilicon production facilities near our wafer production facilities. As of September 30, 2009, we had an annualized polysilicon production capacity of 6,000 MT. We have implemented a modified Siemens process to produce solar-grade polysilicon. In our first facility, we commenced commercial production in the third quarter of 2009 and currently have an annualized polysilicon production capacity of 1,000 MT. We intend to increase the annualized production capacity of the first facility to 3,000 MT by the end of 2010. In our second facility, we have been in the process of building out three separate trains, each with a 5,000-MT annualized production capacity. In September 2009, we commenced production at the first 5,000-MT train, thereby increasing our aggregate annualized production capacity to 6,000 MT. We expect our second train to commence production in early 2010 and our third train in the second half of 2010. We have completed the installation of the closed-loop production process for our first facility and expect to complete such installation for the second facility in early 2010. Our closed-loop polysilicon production process is designed so we are able to internally produce and use many of the key chemicals and gases required to make silicon, such as TCS, HCl and hydrogen, while also recycling the residual STC for the polysilicon production process. We intend to increase our total annualized polysilicon production capacity to 18,000 MT by the end of 2010. As part of the strategy to reduce wafer production costs, we intend to consume all of the polysilicon output in our wafer production. We will also consider selling any surplus output to customers.

In the third quarter of 2009, we commenced sales of solar modules to developers, distributors and system integrators. Our modules have been certified in various European countries and the U.S. We currently procure modules or outsource the cell and module production on a tolling basis with the wafers we provide. We source most of our modules from Best Solar, a solar module producer controlled by Mr. Xiaofeng Peng, our chairman, chief executive officer and principal shareholder. We sell our modules under our own brand name and also on an OEM basis for our customers. We intend to develop and expand our module business to approximately 1.5 GW by further developing our in-house production capabilities and/or potential acquisitions. We are also establishing an R&D line for high-efficiency solar cells with an annualized production capacity of 60 MW.

We develop solar projects in Europe and China and may enter additional markets in the future, including through joint ventures or project partnerships. We intend to sell such projects to third parties upon completion of their development. We also provide EPC services in China.

Our principal customers include CSI, E-Ton, Gintech, Hyundai, Motech, Neo Solar, and Q-Cells.

Our organizational structure is as follows:

Our Industry

Solar power has been one of the most rapidly growing renewable energy sources in the world today. The PV industry has experienced significant growth over the past decade. According to Solarbuzz, a third-party research firm, the PV industry is expected to grow from 5.9 GW in 2008 to 14.8 GW in 2013, representing a five-year CAGR of 20.2%. We believe the following factors have driven the global demand in the PV industry for the past decade and will continue to play an important role in the future of the PV industry:

•	growing electricity demand;

•	government incentives for renewable energy sources;

•	tightening of environmental regulations; and

•	increasing cost competitiveness of solar energy.

The current global economic slowdown and financial market crisis, however, are posing a tremendous challenge to the future development of the global PV industry. Some of the key challenges faced by the solar power industry include:

•	a possible reduction of government subsidies and incentives;

•	a need to improve cost competitiveness against other energy sources; and

•	a need to broaden awareness and acceptance of solar power usage.

Our Competitive Strengths

We believe that our rapid growth and strong market position are largely attributable to our following principal competitive strengths:

•	Largest solar wafer manufacturer. We are the world’s largest manufacturer of solar wafers in terms of capacity, according to Solarbuzz, a third party market research firm. We have established a large-scale wafer manufacturing facility with an annual manufacturing capacity of approximately 1.7 GW as of September 30, 2009. Our leading position has enabled us to form strong strategic relationships with our customers, including some key cell and module players in the industry. Such strategic relationships have helped us gain feedback to improve our manufacturing process and our technology and enter into new long-term contracts. Leveraging our scale and market position, we are able to procure advanced production equipment on favorable terms. As of September 30, 2009, we had invested $1.1 billion in fixed assets for our wafer facilities.

•	Cost-effective production. We believe our production is cost-effective due to our efficient production process, China-based manufacturing facilities and R&D, and economy of scale. For our wafer business, we have developed processing technologies to reduce our production costs at each step of the production process, which include recycling more polysilicon, producing bigger ingots, increasing wafer size, reducing wafer thickness, recovering slurry and increasing production yield. For our polysilicon business, our in-house production of most of the raw materials, low energy consumption and costs, and large scale will allow us to produce polysilicon cost-effectively. By producing all of our products in China, we are able to benefit from low-cost labor, land, ancillary equipment and facilities, consumables and utilities. We also benefit from reliable and low-cost electricity in China, paying Rmb 0.40 and Rmb 0.25 per kilowatt-hour for wafering and polysilicon production, respectively. Our R&D efforts are aimed at achieving both near-term production process efficiency improvements and long-term technological achievements through our collaboration with leading universities and our internal resource. For the three months ended September 30, 2009, our conversion cost was approximately $0.33 for wafers we manufacture and approximately $0.25 for wafers we process for our customers.

•	In-house polysilicon production. Polysilicon is the largest cost component for manufacturing wafers. Polysilicon production is also the most complicated step in the solar value chain compared to wafer manufacturing, cell or module manufacturing, system integration and project development. By having our own in-house polysilicon capabilities, we are able to reduce material costs, maintain quality control, ensure availability and reduce the overall time in our production process. As of September 30, 2009, we had an annualized polysilicon production capacity of 6,000 MT. We utilize a modified Siemens process and have completed the installation of our closed-loop production process for the first 1,000-MT facility. We also produce most of the chemicals and gases that are required to produce polysilicon such as TCS, HCl and hydrogen. We are in the process of expanding our polysilicon facilities and expect to increase our total production capacity to 18,000 MT by the end of 2010. As of September 30, 2009, we had invested $1.7 billion in fixed assets for our polysilicon facilities.

•	Vertically integrated capabilities. Along with our polysilicon and wafering capabilities, we also sell modules, develop projects and provide EPC services to our customers. As of September 30, 2009, we sold 9.4MW of modules to our customers. Currently, we have a framework agreement with Best Solar, a China-based solar module manufacturer controlled by Mr. Peng, our chairman, chief executive officer and principal shareholder, for the sourcing of solar modules. In April 2009, we formed a joint venture with Q-Cells and developed a 41.5MW project in Germany. We believe our vertically integrated business model provides a more streamlined and efficient production process, shorter production cycles, better quality control and lower costs when compared to less vertically integrated solar companies. We believe our vertically integrated model has improved our margins and helped reduced negative pressure on margins from recent changes in industry dynamics. Depending on market conditions, we have the flexibility to buy and sell solar products along the value chain to maximize our revenue and profit.

•	Strong and diversified customers base. We have established a number of long-term relationships and sales arrangements with key players in the PV industry. Our current customer base consists of some of the major international players in the PV cell and module manufacturing sector, including CSI, E-Ton, Gintech, Hyundai, Motech, Neo Solar and Q-Cells. Our revenues are also diversified geographically around the world. For the three months ended September 30, 2009, our products were sold to over 60 customers in 22 countries.

Our Strategy

We intend to pursue the following strategies:

•	Maintain our cost leadership position. We have developed proprietary manufacturing processes to reduce our costs and increase our operational efficiency in our overall production processes. We plan to continue to devote substantial R&D resources and recruit additional experienced R&D personnel to enhance our technological capabilities in order to reduce manufacturing costs, improve production yield and pursue technological innovation. We plan to continue our strategy of providing high quality solar wafers at competitive prices by focusing on maximizing polysilicon utilization, improving polysilicon recovery, reducing costs associated with raw materials and consumable items and relying more on in-house polysilicon feedstock. We are in the process of ramping up our in-house polysilicon production capabilities. Polysilicon continues to remain the highest cost component in wafer production despite the recent decreases in its price. By producing polysilicon internally, we should be able to reduce purchases of polysilicon on the spot market, which we believe should help us achieve favorable blended raw material costs.

•	Continue to expand and strengthen our in-house polysilicon capabilities. We plan to continue to expand and strengthen our in-house polysilicon capabilities. Since August 2007, we have formed a strong team of engineers and technicians to build our polysilicon facilities. In September 2009, we completed the production run for the first 5,000-MT line of our 15,000-MT polysilicon facilities, which increased our annualized production capacity to 6,000 MT. We expect to increase our total annualized polysilicon capacity to 18,000 MT by the end of 2010. We intend to expand and strengthen our capabilities by acquiring more equipment necessary for manufacturing and testing polysilicon, continuing the installation of our remaining production lines and further strengthening our engineering capabilities. By strengthening our polysilicon capabilities we seek to lower the cost, enhance the quality and increase the yield of the polysilicon we produce. We should be able to strengthen our competitive position in the solar value chain as polysilicon production is more complicated and has fewer players when compared with cell and module production.

•	Continue to vertically integrate our capabilities downstream. We plan to continue to pursue our strategy of vertical integration. We currently produce polysilicon and wafers in-house and outsource our cell and module manufacturing capabilities to third-party providers. We also develop solar projects in Europe and China and provide EPC services in China. In addition to enhancing our polysilicon production capabilities, we intend to build up other parts in our solar value chain such as cell and module production. We are in the process of establishing an R&D line for high-efficiency cell production. We intend to continue to expand our module business through in-house productions and/or potential acquisitions. We believe by being a vertically integrated solar company, we will be able to provide our customers with a range of services and products while at the same time giving us better control of the time to market, costs and quality of the products we manufacture.

•	Further expand module business by building out sales, marketing and development teams. We plan to continue to broaden our geographic presence and further strengthen our relationships with customers both in China and overseas for both the wafers and modules we sell. We intend to further enhance our own module brand and distribution capabilities for our brand and our OEM modules by increasing the sales and marketing efforts in countries such as U.S., China and various European countries. Besides selling to third parties, we also use the modules in our projects. We intend to continue to build out our project development teams in Europe and China, which will enable us to strengthen our brand in solar farms as well as rooftops and BIPV.

•	Consider various strategic alternatives. We intend to continue to consider suitable opportunities to enter into strategic alliances or acquisitions and to restructure or to sell a minority interest in our business. We plan to seek alliances or acquisitions that provide synergies or otherwise strengthen our existing business, relating to upstream or downstream players with various technology capabilities in the production of polysilicon, cells or modules. In addition, to the extent we believe it is synergistic and favorable to our business, we may also consider acquisitions of other solar wafer manufacturers. We may consider to restructure or to sell a minority interest in our business to strengthen our business and balance sheet or bring in a strategic partner that can provide synergies to our current operations. We believe that our relationships with many industry participants and our knowledge of, and experience in, the PV industry enables us to understand industry trends, technological developments and applications of PV technologies, which should assist us in considering various alternatives.

Our Products and Services

We manufacture and sell multicrystalline solar wafers. We currently produce and sell multicrystalline wafers in three principal sizes of 125 by 125 millimeters, or mm, 150 by 150 mm and 156 by 156 mm, and with thicknesses from 180 to 220 microns. We began manufacturing monocrystalline wafers in the second quarter of 2009.

We also provide wafer processing services to manufacturers of monocrystalline and multicrystalline solar cells and modules, who provide us with their own silicon materials, such as polysilicon feedstock and ingots. We process the feedstock provided by the manufacturers to produce ingots. We then slice such ingots and ingots provided by our customers into wafers to be delivered back to our customers. We charge a fee based on the number of wafers processed and the type of materials we receive. In addition, we also sell silicon materials, which include ingots and polysilicon scraps.

Manufacturing

Wafer Manufacturing

Manufacturing of multicrystalline wafers can be divided into two main steps:

•	Production of Polysilicon Ingot. We prepare our polysilicon feedstock with de-ionized water in etching stations. The prepared polysilicon feedstock is then placed in crucibles and each crucible is loaded into our DSS furnaces for melting and crystallization. Polysilicon ingots formed during the crystallization process are then cut into smaller blocks with a squarer, a process known as squaring. Our polysilicon ingots are currently 270 kilograms or 450 kilograms in weight and 690 by 690 mm or 840 by 840 mm in width and 243 mm in height. We have been engaged in research and development efforts in collaboration with GT Solar to increase the number of wafers that can be produced per standard ingot by 15%. We successfully produced a multicrystalline silicon ingot weighing 660 kilograms in June 2009. The 660 kilogram ingot was the largest ingot we produced and represented a 46.7% increase in capacity from the standard 450 kilogram ingot.

•	Wafering. After inspection, the polysilicon blocks are cropped and prepared for slicing. Then the polysilicon blocks are sliced into wafers by wire saws. We then wash and dry the wafers at our wafer cleaning stations for final inspection, packaging and delivery.

We manufacture multicrystalline and monocrystalline wafers and ingots at our facilities in Xinyu city, Jiangxi province, China. Our wafer manufacturing facilities occupy a site area of approximately 1.3 million square meters in Xinyu Hi-Tech Industrial Park of the high-tech development zone of Xinyu city.

We began manufacturing monocrystalline wafers in the second quarter of 2009. Casting process for monocrystalline wafers is generally more expensive than that for multicrystalline wafers with similar dimensions. However, monocrystalline wafers are generally more efficient than multicrystalline wafers because the increased conductivity of electrons in monocrystalline silicon yields higher energy conversion rates than multicrystalline silicon.

We have been improving our technologies and expertise to optimize the mix of polysilicon feedstock of different grades and to ensure and improve our multicrystalline polysilicon yield. We use wire saws rather than band saws in our squaring. This enables us to reduce silicon material loss in the squaring processes, or kerf loss. We use automatic wafer cleaning and sorting equipment to improve sorting efficiency and reduce breakage.

We recover some of our slurry through third-party service providers. We have also purchased slurry recovery systems from Applied Materials and GT Solar to recover the slurry internally. As of September 30, 2009, we had installed two slurry recovery systems. We intend to install additional slurry recovery systems as we expand our production capacity. The slurry recovery ratio of these systems is over 75%. Through additional research and development, we endeavor to recycle and re-use as many of our production consumables as possible. This is not only a cost reduction measure, but also an important part of our environmentally friendly program.

Our manufacturing capacity of solar wafers as of September 30, 2009 was approximately 1.7 GW on an annualized basis.

Polysilicon production

In August 2007, we commenced the construction of our polysilicon production plant located near our solar wafer manufacturing facilities in Xinyu city of Jiangxi province in China to produce solar-grade virgin silicon feedstock for use in our production of multicrystalline and monocrystalline solar wafers. Our polysilicon production plant consists of two factories, one with an estimated annual installed polysilicon production capacity of 15,000 MT and the other with an estimated annual installed polysilicon production capacity of 1,000 MT. We plan to expand the annualized production capacity of the 1,000-MT factory to 3,000 MT. We completed the first production run in the 1,000-MT factory in January 2009. We have completed the installation of the closed-loop production process in our 1,000-MT factory and expect to achieve closed-loop operation at this factory in early 2010. With respect to the 15,000-MT factory, we have completed production at our first train with an annualized polysilicon production capacity of 5,000 MT. We expect to commence production at our second 5,000-MT train in early 2010 and our third 5,000-MT train in the second half of 2010. Our 15,000-MT factory is also designed for closed-loop operation and we expect to achieve closed-loop operation when we commence commercial production. We have substantially completed the construction of our TCS and HCl production facilities on the site of the 15,000-MT factory, which are designed to meet the top-up requirement in our closed-loop polysilicon production process. We expect to commence TCS and HCl production on the same schedule as we commence polysilicon production. Polysilicon produced at our plant will be used primarily for the manufacturing of our solar wafers. We have engaged Fluor to provide general engineering, procurement, construction and management services for our polysilicon production plant at our Xinyu site.

We produce solar-grade pure polysilicon at our facilities in Xinyu city, Jiangxi province, China. Our polysilicon production facilities occupy a site area of approximately 1.2 million square meters in the Xinyu Hi-Tech Industrial Park next to our other principal production facilities and 0.4 million square meters in the Yushui Xiacun Industrial Park in Xinyu city, approximately 15 kilometers away from our facilities at the Xinyu Hi-Tech Industrial Park.

Modules

In the third quarter of 2009, we began selling solar modules and sold 9.4 MW of modules to our European distributor customers. The majority of our modules bear our brand. We plan to expand our distribution to the U.S. and Canadian markets. We plan to sell 400 to 600 MW of modules in 2010.

Our solar module warranty period lasts for 20 to 25 years. As a result, we bear the risk of warranty claims long after we have sold our products and recognized revenues.

Engineering procurement construction and development

We commenced our PV-related EPC business in China in the first quarter of 2009. In response to the domestic market demand, in addition to selling our solar modules produced primarily out of our wafers, we often provide the related EPC services. We also develop projects in Europe and China.

Property

We both own and lease properties for our operations. When we state that we own certain properties in China, we own the relevant land use rights because land is owned by the PRC state under the PRC land system.

Owned property

We own the land use rights to the underlying parcel of land for our production facilities, including both our wafer manufacturing and polysilicon production facilities, located at the Hi-Tech Industrial Park, Xinyu city, Jiangxi province of China. In 2009, we acquired additional land use rights for a total site area of 1,815,077 square meters located in Xinyu city for $67.0 million. As of September 30, 2009, the total site area that we owned was approximately 5,958,317 square meters for an original term of 50 years and renewable upon its expiration. The gross floor areas of our plants in the Xinyu Hi-Tech Industrial Park, Nanchang High Tech Industry Development Zone and the Yushui Xiacun Industrial Park were approximately 817,367 square meters, 207,230 square meters and 100,355 square meters, respectively, as of September 30, 2009. We occupy our owned properties for purposes of production, R&D and as our headquarters office and employee living quarters.

Leased property

We currently lease 208 square meters of office space in Shanghai from an independent third party. This lease will expire in December 2011.

We also lease a 2,860-square-foot office space in Sunnyville, California, from an independent third party. This lease will expire in April 2010.

In addition, we lease a 1,617-square-foot office space in Hong Kong from an independent third party. This lease will expire in January 2011.

Material Contracts

We have entered into the following material agreement since the beginning of 2009:

•	In August 2009, we entered into a framework agreement, as amended and restated in December 2009, with Best Solar, a solar module manufacturer controlled by Mr. Peng, our chairman, chief executive officer and principal shareholder, pursuant to which, in addition to sale of purchase of solar modules, we have agreed to contract for solar module manufacturing services from Best Solar with the requisite solar cells supplied by us. The parties have also agreed to discuss terms when we initiate any proposal to establish a dedicated manufacturing facility at Best Solar or to acquire any of its module manufacturing facilities. We have also agreed not to sell modules in competition with Best Solar’s existing business in China and, in return, Best Solar has agreed not to compete with us in selling modules outside China or engage in solar power projects and related EPC services in China.

We have amended and/or supplemented a number of our existing long-term agreements with our principal customers as summarized below:

•	In December 2007, we entered into a 10-year contract to supply multicrystalline wafers to Q-Cells, pursuant to which we were to deliver more than 6.0 GW of multicrystalline solar wafers to Q-Cells over a 10-year period commencing in 2009 through 2018. We were to use approximately one-third of the polysilicon produced by our 15,000 MT polysilicon production facility to manufacture the wafers to be delivered under this contract. Additionally, Q-Cells had the option to purchase further silicon wafers if we expanded our polysilicon production capacity. In December 2009, we amended this agreement to increase flexibility in wafer delivery schedule and in pricing to accommodate the needs of Q-Cells. As a result, we will deliver approximately 20% of our originally agreed wafer quantity in 2009 and may be able to deliver only one third of the originally agreed volumes in 2010 and 2011. Q-Cells has the right to terminate the contract at will and without cause after April 1, 2011 upon giving a 12-month prior notice. For more information, see “— Other Recent Developments — Dispute with Q-Cells and amendment to the Q-Cells supply agreement.”

•	During the second half of 2008 and in 2009, we have amended and/or supplemented many of our long-term supply contracts with our customers. Substantially all of these contracts were entered into in 2007 and the first half of 2008 with delivery volumes and unit pricing that reflected the strong market conditions of the solar industry prior to the global economic slowdown and crisis in the global financial market. These amendments and supplements generally provide for postponement of deliveries, adjustment to pricing by reference to the current market, adjustment to the ratio between supply of polysilicon feedstock and delivery of solar wafer, and changes from solar wafers to solar modules. All of our customers have provided prepayments to us under our long-term supply contracts.

We have amended and/or supplemented a number of the long-term polysilicon feedstock supply agreements with our principal polysilicon feedstock suppliers. These amendments and supplements provide for postponement of deliveries, adjustment to feedstock pricing by reference to the current market, and changes to feedstock requirements in kind and in volume. We have made prepayments to such suppliers under these feedstock supply agreements. We have limited long-term feedstock purchase commitments.

We have also amended and/or supplemented some of our major equipment supply agreements with our principal equipment suppliers. These amendments and supplements provide for postponement of deliveries of some of our equipment, such as DSS furnaces, ordered to expand our wafering business. We have also postponed the deliveries of a limited amount of our polysilicon production equipment, mostly ordered for the third 5,000-MT train in our 15,000-MT polysilicon factory.

Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Nine Months Ended September 30, 2009

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our unaudited condensed consolidated financial statements as of and for the nine months ended September 30, 2008 and 2009 included in this report beginning on page F-1, “Item 5. Operating and Financial Review and Prospects” in our 2008 20-F report, our audited financial statements for the year ended December 31, 2008 in our 2008 20-F report and our amended consolidated financial statements as of December 31, 2007 and 2008, and for each of the years in the three-year period ended December 31, 2008, adjusted to give effect to the retrospective application of the relevant provisions of FASB ASC Subtopic 470-20. Accounting for Convertible Debt Instruments That May Be Settled in Cash Upon Conversion (Including Partial Cash Settlement) contained in our report on Form 6-K of June 19, 2009.

The following discussion and analysis contain forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” in this report.

In the following discussion and analysis, “we,” “us,” “our company” or “LDK Solar” refers to LDK Solar Co., Ltd. and its predecessor entities and its subsidiaries.

Results of operations

	Nine Months Ended September 30,
	2008	2009
	As adjusted
	(in thousands)

Net sales	$1,216,883	$793,448
Cost of goods sold	(917,109)	(937,276)

Gross profit (loss)	299,774	(143,828)
Selling expenses	(2,647)	(3,205)
General and administrative expenses	(33,045)	(59,866)
Research and development expenses	(3,456)	(7,131)

Total operating expenses	(39,148)	(70,202)

Income (loss) from operations	260,626	(214,030)
Other income (expenses):
Interest income	4,896	1,783
Interest expense and amortization of convertible senior notes issuance costs and debt discount	(28,501)	(35,634)
Foreign currency exchange gain, net	9,545	1,169
Government subsidies	14,299	17,426
Change in fair value of prepaid forward contracts	60,028	—
Equity in income (loss) for an associate and a jointly-controlled entity	118	(5,265)
Others, net	(29)	(72)

Earnings (loss) before income taxes	320,982	(234,623)
Income tax (expense) benefit	(35,612)	24,620

Net income (loss)	285,370	(210,003)
Loss attributable to non-controlling interests	—	60

Net income (loss) attributable to LDK Solar Co., Ltd. shareholders	$285,370	$(209,943)

Net sales.  For the nine months ended September 30, 2009, our net sales were approximately $793.4 million, representing a decrease of $423.4 million from our net sales of $1,216.9 million for the nine months ended September 30, 2008. This decrease was primarily due to the decline in the average selling price of our wafers, partially offset by an increase in processing volume. Demand for our wafers declined in the fourth quarter of 2008 and first quarter of 2009 due to the global economic slowdown and crisis in the global financial market but recovered beginning in the middle of the second quarter of 2009. In addition, the rapid expansion in production capacity by polysilicon producers has resulted in an increase in supply of polysilicon materials worldwide, thereby resulting in a decrease in polysilicon prices. The combined effect of the decrease in our wafers demand and increase in polysilicon supply has resulted to significant decline in the average selling price of our wafers since the fourth quarter of 2008. Although the demand in our wafers has grown significantly since the second quarter of 2009 and our wafer sales and processing volume increased by 197 MW, or 35%, from 561 MW during the nine months ended September 30, 2008 to 758 MW during the nine months ended September 30, 2009, the increase in sales volume was offset by the decrease in average selling price of our wafers by 52% from $2.4 per watt during the nine months ended September 30, 2008 to $1.16 per watt during the nine months ended September 30, 2009. Net sales of our wafers decreased by $420.3 million, from $1,125.4 million for the nine months ended September 30, 2008 to $705.1 million for the nine months ended September 30, 2009. The decrease in wafer net sales was partially offset by net sales of $21.0 million of our modules as we commenced solar module sales in the third quarter of 2009.

Cost of goods sold.  For the nine months ended September 30, 2009, our cost of goods sold was approximately $937.3 million, representing an increase of $20.2 million from our cost of goods sold of $917.1 million for the nine months ended September 30, 2008. The increase in costs of goods sold was due to an increase in volume production and an increase in inventory write-down, which amounted to $177.5 million in the nine months ended September 30, 2009. The rapid downturn of the global economy and the crisis in the global financial markets beginning during the second half of 2008 resulted in significant price declines for both solar wafers and polysilicon feedstock since the fourth quarter of 2008, which caused a significant decline in the estimated net realizable value of our inventories that we had previously purchased at higher costs when there was a polysilicon shortage. However, the price decline in polysilicon feedstock also lowered our costs of raw materials consumed for wafer production, as polysilicon accounts for a significant portion of our total costs of production. In particular, our weighted average purchase price of polysilicon feedstock decreased from $257 per kilogram for the nine months ended September 30, 2008 to $95 per kilogram for the nine months ended September 30, 2009. As a result, our costs of goods sold only increased by 2.2% while sales volume increased by 35% for the nine months ended September 30, 2009 as compared to the nine months ended September 30, 2008.

Gross profit (loss).  For the nine months ended September 30, 2009, our gross loss was $143.8 million, compared to a gross profit of $299.8 million for the nine months ended September 30, 2008. Decrease in gross profit in the nine months ended September 30, 2009 was primarily due to the decline in net sales and the inventory write-down of $177.5 million resulting from the significant price decline in the selling price of our wafers and net realizable value of inventories. Our gross margin declined from a profit margin of 25% during the nine months ended September 30, 2008 to a loss margin of 18% during the nine months ended September 30, 2009, primarily due to an increase in inventory write-down by $169.3 million and decrease in average selling price by 52%, partially offset by a reduction in unit cost of wafer production by 63%.

Operating expenses.  For the nine months ended September 30, 2009, our operating expenses were $70.2 million, an increase of $31.1 million from our operating expenses of $39.1 million for the nine months ended September 30, 2008. This increase was primarily due to an increase of approximately $26.9 million in our general and administrative expenses, which increased primarily due to (1) a $10.5 million provision for doubtful recoveries of prepayment to suppliers resulting from certain suppliers, failure to deliver to us polysilicon feedstock and refund our prepayments, (2) an increase in salary and welfare expenses, (3) an increase in depreciation and amortization and (4) higher legal and professional expenses relating to contract disputes with our customers and suppliers.

Interest income and expense.  For the nine months ended September 30, 2009, our interest income was approximately $1.8 million, a decrease of $3.1 million from our interest income for the nine months ended September 30, 2008 of approximately $4.9 million. The decrease was primarily due to the decrease in our average balance of cash on deposit in interest-bearing savings accounts since our convertible notes offering and follow-on offering of 4.8 million ADSs in 2008. For the nine months ended September 30, 2009, our interest expense and amortization of convertible senior notes issuance costs and debt discount increased to $35.6 million from $28.5 million for the nine months ended September 30, 2008 as a result of an increase in our bank borrowings to finance our working capital needs and capital expenditures and additional four months of interest on amortization charges for the convertible senior notes that we issued in April 2008, the combined effect of which was partially offset by the decrease in interest rates in our bank borrowings.

Foreign currency exchange gain, net.  For the nine months ended September 30, 2009, our foreign currency exchange gain, net, was $1.2 million, a decrease by $8.4 million from our foreign currency exchange gain, net, of $9.5 million for the nine months ended September 30, 2008. This was primarily because the US dollar depreciated considerably against the Renminbi for the nine months ended September 30, 2008 while the exchange rate of the US dollar remained stable against the Renminbi for the nine months ended September 2009, and our PRC operating subsidiaries, whose functional currency is Renminbi, held foreign currency denominated liabilities on a net basis for the nine months ended September 30, 2008 and 2009.

Government subsidies.  For the nine months ended September 30, 2009, government subsidies received and recognized as other income totaled $17.4 million, compared to $14.3 million for the nine months ended September 30, 2008. The increase in government subsidy was primarily due to the increase in subsidy of $15.2 million paid by the local government as an incentive for our development of wafer industry at Xinyu city, which was partially offset by the decrease in subsidy of $12.1 million in connection with our tax payments to the national tax bureau, which are calculated based on the portion of tax revenue allocated to the local city government by the PRC central government. Our government subsidy did not include a subsidy of $63.2 million received from the local government during the nine month period ended 2009, for obtaining the land use rights in relation to our production operation in China, which was deferred and amortized as a reduction of the amortization charges for the related pieces of land over their respective lease period.

Equity in income (loss) for an associate and a jointly-controlled entity.  For the nine month ended September 30, 2009, our equity in loss for an associate and a jointly-controlled entity was $5.3 million, compared to our equity in income of $118,000 for the nine months ended September 30, 2008 primarily because our jointly-controlled entity, which was established in the first quarter of 2009 and was 51% owned by us, incurred losses of $10.2 million as the net realisable value of the solar power plant project that was in development for sales by the jointly-controlled entity was lower than the estimated construction costs to completion as of September 30, 2009.

Change in fair value of prepaid forward contracts.  For the nine months ended September 30, 2008, we had unrealized income of $60.0 million from the fair value change in the prepaid forward contracts which we entered into on April 9, 2008 in connection with our offering of the convertible senior notes. The prepaid forward contracts were initially recognized as assets and measured at fair value as the contracts could only be settled in cash on the issuance date and were reclassified as a reduction of additional paid-in capital in equity when the conditions for physical settlement in shares were met on June 17, 2008. The change in fair value of the prepaid forward contracts of $60.0 million from the issuance date to June 17, 2008, which was based on the change in the market price of our ADSs, the underlying securities of the prepaid forward contracts, was recorded as other income for the nine months ended September 30, 2008. We had no such income in the nine months ended September 30, 2009.

Income tax benefit (expense).  For the nine months ended September 30, 2009, our income tax benefit totaled $24.6 million as compared to income tax expense of $35.6 million for the nine months ended September 30, 2008 because we incurred a loss before income tax of $234.6 million. Jiangxi LDK Solar was our principal operating subsidiary during the nine months ended September 30, 2008 and 2009. Jiangxi LDK Solar is entitled to an exemption from the PRC enterprise income tax for two years beginning from January 1, 2006 and a reduced income tax rate of 12.5% for three years beginning from January 1, 2008. Our effective income tax rate remained stable at 11.1% and 10.5% for the nine months ended September 30, 2008 and 2009, respectively. The effective income tax rate in the relevant periods was lower than the applicable tax rate of Jiangxi LDK Solar of 12.5% primarily because we incurred share-based compensation expenses as well as interest and amortization expenses relating to our convertible notes that were not deductible for tax purposes. Decrease in our effective income tax rate in the nine months ended September 30, 2009 was primarily due to the increase in interest expenses and amortization expenses relating to our convertible notes as compared with the nine months ended September 30, 2008.

Net income (loss).  For the nine months ended September 30, 2009, our net loss after taxes before non-controlling interests was $210.0 million, compared to a net income of $285.4 million for the nine months ended September 30, 2008. This decrease was primarily due to the decrease in net sales and increase in provision for inventory write-down.

Loss attributable to non-controlling interests.  For the nine months ended September 30, 2009, we had a loss attributable to non-controlling interests of $60,000. Those subsidiaries which are not wholly-owned by us were newly established or acquired in Europe for our development of solar power plant projects and majority of them were still at the start-up stage. We had no loss attributable to non-controlling interests as all those subsidiaries were either established or acquired during the nine month period ended September 30, 2009.

Net income (loss) attributable to LDK Solar Co., Ltd. shareholders.  As a result of the foregoing, for the nine months ended September 30, 2009, our net loss to ordinary shareholders was $209.9 million. Our net income available to ordinary shareholders for the nine months ended September 30, 2008 was $285.4 million.

Liquidity and capital resources

The following table sets forth a summary of our net cash flows for the periods indicated:

	Nine Months Ended
	September 30,
	2008	2009
	(in thousands)

Net cash provided by (used in) operating activities	$353,536	$(95,160)
Net cash used in investing activities	(869,496)	(661,088)
Net cash provided by financing activities	778,687	566,549
Effect of exchange rate changes	1,565	1,929

Net increase (decrease) in cash and cash equivalents	264,292	(187,770)
Cash and cash equivalents at the beginning of period	83,470	255,523

Cash and cash equivalents at the end of period	$347,762	$67,753

Operating Activities

During the nine months ended September 30, 2008, our net cash provided by operating activities was $353.5 million because we had an $553.5 million increase in advance payments received from our customers for future sales, which was partially offset by an increase in our inventory by $311.4 million, an increase in our prepayments to suppliers by $148.5 million to secure our future sources of raw materials, and an increase in our pledged bank deposits by $35.4 million. We pledged such bank deposits as security for the issuance of letters of credit and letters of guarantee primarily in connection with our purchases of polysilicon feedstock and sales of wafers.

During the nine months ended September 30, 2009, our net cash used in operating activities was $95.2 million because of an increase in our trade accounts receivable and bills receivable of $154.2 million as a result of our offering a credit period to more customers instead of requiring prepayment in 2009 in light of recent changes to industry practice, an increase in our pledged bank deposit by $17.2 million and an increase in our prepayments to suppliers by $9.6 million to secure our future sources of raw materials.

Investing Activities

During the nine months ended September 30, 2008, our net cash used in investing activities amounted to $869.5 million, mainly as a result of our purchases of property, plant and equipment for $743.0 million, purchase of additional land use rights at our Xinyu Hi-Tech Industry Park site for $67.1 million for the expansion of our wafer manufacturing capacity and the construction of our polysilicon plants and our pledged bank deposits of $57.1 million relating to purchases of property, plant and equipment.

During the nine months ended September 30, 2009, our net cash used in investing activities amounted to $661.1 million, mainly as a result of investments in additional property, plant and equipment for $598.8 million, purchase of additional land use rights at our Xinyu Hi-Tech Industrial Park site for $14.5 million and cash paid for investment in an associate and a jointly-controlled entity of $74.5 million. We pledged such bank deposits as security for the issuance of letters of credit in connection with our purchases of property, plant and equipment.

Financing Activities

During the nine months ended September 30, 2008, our net cash provided by financing activities amounted to $778.7 million, mainly as a result of net proceeds of $905.9 million from our issuance of ordinary shares and convertible senior notes and our net bank borrowings during the period. Our aggregate new loans and borrowings during the nine months ended September 30, 2008 amounted to $671.0 million. We repaid an aggregate principal amount of $358.9 million of our loans and borrowings during the period. We prepaid $199.4 million relating to our prepaid forward contracts in connection with the offering of our convertible senior notes in April 2008.

During the nine months ended September 30, 2009, our net cash provided by financing activities amounted to $566.5 million, mainly as a result of the net proceeds of $581.7 million from our net bank borrowings during the period. Our aggregate new loans and borrowings during the nine months ended September 30, 2009 amounted to

$1,783.0 million. We repaid an aggregate principal amount of $1,201.3 million of our loans and borrowings during the period.

The aggregate principal amount of our short-term bank borrowings and current installments of long-term bank borrowing, outstanding as of December 31, 2008 and September 30, 2009 was $666.2 million and $1,103.8 million, respectively. The aggregate principal amount of our long-term bank borrowings outstanding, excluding current portions, as of December 31, 2008 and September 30, 2009 was $154.3 million and $298.9 million, respectively.

As of September 30, 2009, our short-term borrowings and current installments of long-term bank borrowing, amounted to $1,103.8 million. The short-term bank borrowings outstanding as of September 30, 2009 had maturity terms ranging from three to 12 months and interest rates ranging from 1.126% to 7.391% and a weighted average interest rate of 4.654%. These loans were obtained from various financial institutions. The proceeds from these short-term bank borrowings were for working capital purposes. Certain of these outstanding borrowings amounting to approximately $82.7 million borrowed by Jiangxi LDK Solar contain interest rate adjustment provisions. If Jiangxi LDK Solar’s debt-to-asset ratio exceeds 65% calculated based on its financial statements prepared under PRC GAAP, the Bank of China would increase the interest rate currently charged on the borrowings by 5%. On the other hand, if Jiangxi LDK Solar’s debt to asset ratio is maintained at less than 40%, the interest rate charged on those bank borrowings would be reduced by 5%. As of September 30, 2009, Jiangxi LDK Solar’s debt to asset ratio was 74%. Jiangxi LDK Solar has received a waiver letter dated December 16, 2009 from the Bank of China that these interest rate adjustment provisions will not apply to these outstanding borrowings in the year of 2009. These loan facilities contain no specific renewal terms, but we expect to be able to obtain extensions of some of the loan facilities shortly before they mature. We plan to repay these short-term bank borrowings with cash generated by our operating activities in the event we are unable to obtain extensions of these facilities or alternative funding in the future. A substantial portion of our short-term loans were secured by certain of our buildings, land use rights, plant and machinery, pledged bank deposits and raw materials.

As of September 30, 2009, we had total long-term bank borrowings of approximately $298.9 million with interest rates ranging from 2.661% to 8.000%.

Working Capital Deficit

As of September 30, 2009, we had a working capital deficit of $1,151.7 million, that is, our total current liabilities of $2,250.3 million exceeded our total current assets of $1,098.6 million. We had an accumulated deficit of $8.5 million. During the nine months ended September 30, 2009, we incurred a net loss of $209.9 million and used $95.2 million of cash in operations. We had cash and cash equivalents of $67.8 million, most of which are held by our PRC subsidiaries. Most of our short-term bank borrowings and current installments of our long-term debt totaling $1,103.8 million are the obligations of these subsidiaries. Our net working capital deficit may initially raise substantial doubt as to our ability to continue as a going concern. However, we believe that we have developed a liquidity plan that, if executed successfully, will provide sufficient liquidity to finance our anticipated working capital and capital expenditure requirements for the next 12 months. Our liquidity plan is summarized below:

•	Sale of equity interest in our polysilicon plant. We completed the sale of a 15% equity interest in Jiangxi LDK Silicon, which owns our polysilicon plant with 15,000-MT annualized production capacity in Xinyu city, China, to Jiangxi Trust, for Rmb 1.5 billion on November 20, 2009. Urban Construction Investment Group Co., Ltd., a PRC company wholly owned by the Xinyu city government, has agreed to purchase from us a 10% equity interest in Jiangxi LDK Silicon for a minimum consideration of Rmb 1.2 billion upon our giving them one month’s notice within 18 months after signing the agreement.

•	Realization of power plant project. LQ Energy GmbH, an associate of ours, currently holds one 40MW power plant project in Germany, which had been grid connected as of December 2009. LQ Energy GmbH is negotiating with potential buyers to sell completed PV project by the end of second quarter in 2010. Upon the successful sale of the project, LQ Energy GmbH is expected to distribute to us a portion of consideration based on our equity interest, which is expected to be at least $70.0 million.

•	Bank Financing. Subsequent to September 30, 2009, we successfully obtained additional secured and unsecured short-term bank borrowings and unsecured long-term bank borrowings. In November 2009, we obtained new revolving credit facilities in the size of Rmb 4,950 million from the Bank of China. Details of subsequent bank financing are disclosed in note 21 to our unaudited condensed consolidated financial statements as of and for the nine-month periods ended September 30, 2008 and 2009. We believe that we will be able to obtain continued borrowing facilities from the banks so that when required by us, the bank loans due for repayment within the next 12 months can be successfully replaced with new loans drawn down from existing revolving banking facilities and new borrowing facilities.

•	Equity offering by the Company. We are obtaining additional funds from the issuance of additional equity in offerings.

•	Cost reduction and delay on capital expenditure. We have been negotiating with a number of our vendors, including suppliers of raw materials, equipment and construction materials to lower the prices or obtain more favorable payment terms to achieve saving in costs or to reduce required cash flow in the next 12 months.

See “Risk Factors — Risks Relating to Our Company and Our Industry — We are operating with a significant working capital deficit and incurred a net loss of $209.9 million for the nine months ended September 30, 2009; if we do not successfully execute our liquidity plan, we face the risk of not being able to continue as a going concern” for a more detailed discussion on risks relating to our working capital deficit.

Capital Expenditures

We invested $941.2 million and $689.5 million in capital expenditures during the nine months ended September 30, 2008 and 2009, respectively, primarily to build and expand our wafer and ingot processing plant, purchase production equipment and construct our polysilicon production plant.

Our capital expenditures are expected to increase in the future as we expand our wafer production capacity and polysilicon production capacity in line with our business expansion strategy. As of September 30, 2009, our polysilicon production plant consists of two factories under construction. We estimate that our capital expenditures will be approximately $800 million in 2009 and approximately $200 million to $300 million in 2010.

We will need additional funding to finance our planned wafer production capacity expansion, construction of our polysilicon facilities and working capital requirements. In addition, we may require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If we do not have sufficient cash to meet our requirements, we may seek to issue additional equity securities or debt securities or to borrow from lending institutions. If we are unable to obtain additional equity or debt financing as required, our business operations and prospects may suffer.

Prepayments to Suppliers

In order to secure stable supply of polysilicon materials, we make prepayments to certain suppliers based on written purchase orders detailing product, quantity and price. Our prepayments to suppliers are recorded either as prepayments to suppliers, if they are expected to be utilized within 12 months as of each balance sheet date, or as prepayments to suppliers to be utilized beyond one year, if they represent the portion expected to be utilized after 12 months. As of September 30, 2008 and September 30, 2009, we had prepayments to suppliers that amounted to $294.9 million and $74.1 million, respectively, and prepayments to suppliers to be utilized beyond one year that amounted to $22.1 million and $30.6 million, respectively. Prepayments to suppliers are reclassified to inventories when we apply the prepayments to related purchases of polysilicon feedstock, and such reclassifications are not reflected in our consolidated cash flows from operations.

We make prepayments without receiving collateral, as a result, we are subject to counterparty risks, and our claims for such prepayments would rank only as an unsecured claim, which exposes us to the credit risks of these suppliers in the event of their insolvency or bankruptcy. See “Risk Factors — Risks Relating to Our Company and Our Industry — We have entered into long-term supply contracts with suppliers which we may not be able to renegotiate” for a discussion on risks relating to our prepayment obligations to our suppliers.

Advance Payments from Customers

As of September 30, 2009, advance payments from our customers amounted to $422.6 million, a decrease of $354.6 million from advance payments from our customers as of the nine months ended September 30, 2008 of $777.2 million. This decrease was mainly due to a reclassification of a $244.1 million prepayment from Q-Cells from advance payments from customers to other payable as a result of the entry into an amendment agreement between Q-Cells and us, pursuant to which we are required to refund the prepayment to Q-Cells in accordance with the repayment schedule set forth in the amendment agreement. In addition, there was a decline in the global market demand for solar wafers and requests by more customers to effect payments upon delivery or after acceptance of delivery. In line with the changes with respect to our net sales and advance payments from customers, our trade accounts receivable amounted to $40.3 million as of September 30, 2008, and $247.2 million as of September 30, 2009. We expect the current business environment to continue for some time and advance payments from our customers to decrease while accounts receivable to increase. See “Risk Factors — Risks Relating to Our Company and Our Industry — We have entered into long-term sales contracts with customers which may be renegotiated at terms less favorable to us.” and “Risk Factors — Risks Relating to Our Company and Our Industry — Our customers may not prepay for their orders under agreed contractual terms, resulting in longer accounts receivable turnover cycles.” for a discussion on risks relating to our prepayment obligations to our suppliers.

Contractual Commitments

We have entered into substantial commitments for future purchases of raw materials and equipment, including polysilicon feedstock, wafer manufacturing equipment and polysilicon production equipment. These commitments as of September 30, 2009 amounted to approximately $464.5 million in total, including approximately $248.7 million for the 12 months ending September 30, 2010 and approximately $215.8 million for the 24 months ending September 30, 2012. Our actual purchases of polysilicon feedstock, wafer manufacturing equipment and polysilicon production equipment in the future may exceed these amounts.

Recently Adopted Accounting Standards

In May 2008, the FASB issued Accounting Standards Codification, or ASC, Subtopic 470-20, Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement), or ASC Subtopic 470-20. ASC Subtopic 470-20 required LDK Solar Co., Ltd. to separately account for the liability and equity components of LDK Solar Co., Ltd.’s 4.75% convertible senior notes issued in April 2008 in a manner that result in recording interest expense using LDK Solar Co., Ltd.’s nonconvertible debt borrowing rate for such debt. The associated discount is amortized using the effective interest rate method over 3 years from the date of the debt issuance. LDK Solar Co., Ltd. adopted the ASC Subtopic 470-20 on January 1, 2009, and applied its provisions retrospectively to all periods presented as required by ASC Subtopic 470-20. As a result, management has adjusted our previously issued 2008 consolidated financial statements. The following table summarizes the impact of the retrospective application of the ASC Subtopic 470-20 in our consolidated balance sheet as of December 31, 2008:

	At December 31, 2008
	As previously
	reported	Adjustments	As adjusted
	(In thousands)

Debt issuance costs, net	8,764	(356)	8,408
Total assets	3,373,728	(356)	3,373,372
Convertible senior notes	400,000	(14,315)	385,685
Total liabilities	2,597,820	(14,315)	2,583,505
Additional paid-in capital	446,327	17,774	464,101
Retained earnings	205,280	(3,815)	201,465
Total equity	775,908	13,959	789,867
Total liabilities and equity	3,373,728	(356)	3,373,372

The unaudited condensed consolidated statement of operations, equity and comprehensive income, and cash flows for the nine months period ended September 30, 2008 has reflected the retrospective adjustment as required by ASC Subtopic 470-20.

In February 2008, the FASB issued ASC paragraphs 820-10-50-8A, 55-23A, and 55-23B, Effective Date of FASB Statement No. 157, or ASC paragraphs 820-10-50-8A, 55-23A, and 55-23B, which delayed the effective date of ASC Subtopic 820-10, until fiscal year beginning after November 15, 2008 for all non-financial assets and non-financial liabilities that are recognized or disclosed at fair value in the financial statements on a non-recurring basis. The adoption of the provisions of ASC Subtopic 820-10 related to non-financial assets and non-financial liabilities on January 1, 2009 did not have any impact on our financial position and results of operations.

ASC Subtopic 810-10, Non-controlling Interests in Consolidated Financial Statements — an amendment of ARB No. 51, establishes accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. This standard defines a non-controlling interest, previously called a minority interest, as the portion of equity in a subsidiary not attributable, directly or indirectly, to a parent. ASC Subtopic 810-10 requires, among other items, that a non-controlling interest be included in the consolidated statement of financial position within equity separate from the parent’s equity; consolidated net income to be reported at amounts inclusive of both the parent’s and non-controlling interest’s shares and, separately, the amounts of consolidated net income attributable to the parent and non-controlling interest all on the consolidated statement of operations; and if a subsidiary is deconsolidated, any retained non-controlling equity investment in the former subsidiary be measured at fair value and a gain or loss be recognized in net income based on such fair value. We adopted the provisions of ASC Subtopic 810-10 on January 1, 2009.

ASC Topic 805, Business Combinations, or ASC Topic 805, which retains the underlying concepts of the previously issued standard in that all business combinations are still required to be accounted for at fair value under the acquisition method of accounting, but changes the method of applying the acquisition method in a number of ways. Acquisition costs are no longer considered part of the fair value of an acquisition and will generally be expensed as incurred, non-controlling interests are valued at fair value at the acquisition date, in-process R&D is recorded at fair value as an indefinite-lived intangible asset at the acquisition date, restructuring costs associated with a business combination are generally expensed subsequent to the acquisition date, and changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally will affect income tax expense. In April 2009, the FASB issued ASC Subtopic 805-20, Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies, or ASC Subtopic 805-20, which amends the guidance in ASC Topic 805 to require contingent assets acquired and liabilities assumed in a business combination to be recognized at fair value on the acquisition date if fair value can be reasonably estimated during the measurement period. If fair value cannot be reasonably estimated during the measurement period, the contingent asset or liability would be recognized in accordance with ASC Topic 450, “Accounting for Contingencies,” and ASC Subtopic 450-20, Reasonable Estimation of the Amount of a Loss. Further, ASC Subtopic 805-20 eliminated the specific subsequent accounting guidance for contingent assets and liabilities from ASC Topic 805, without significantly revising the guidance in Statement of Financial Accounting Standard No. 141. However, contingent consideration arrangements of an acquiree assumed by the acquirer in a business combination would still be initially and subsequently measured at fair value in accordance with ASC Topic 805. ASC Subtopic 805-20 is effective for all business acquisitions occurring on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. We adopted the provisions of ASC Subtopic 805-20 on July 10, 2009.

In May 2009, the FASB issued FASB ASC 855, Subsequent Events, or ASC 855. ASC 855 addresses accounting and disclosure requirements related to subsequent events. ASC 885 requires management to evaluate subsequent events through the date the financial statements are either issued or available to be issued, depending on the company’s expectation of whether it will widely distribute its financial statements to its shareholders and other financial statement users. Companies are required to disclose the date through which subsequent events have been evaluated. ASC 855 is effective for interim or annual financial periods ending after June 15, 2009 and to be applied prospectively. Management has evaluated subsequent events through December 17, 2009, which is the date that the unaudited condensed consolidated financial statements as of and for the nine-month periods ended September 30, 2008 and 2009 were available to be issued.

In April 2009, the FASB issued FASB ASC paragraph 820-10-65-1, Interim Disclosures about Fair Value of Financial Instruments. FASB ASC paragraph 820-10-65-1 amends FASB ASC Subtopic 825-10, Disclosures about Fair Value of Financial Instruments, to require publicly-traded companies, as defined in FASB ASC Subtopic 270-10, Interim Financial Reporting, to provide disclosures on the fair value of financial instruments in interim financial statements. FASB ASC paragraph 825-10-65-1 is effective for interim periods ending after June 15, 2009. The Group adopted the new disclosure requirements in the unaudited condensed consolidated financial statements as of and for the nine-month periods ended September 30, 2008 and 2009. The disclosures required under FASB ASC paragraph 820-10-65-1 are included in note 19 to the unaudited condensed consolidated financial statements as of and for the nine-month periods ended September 30, 2008 and 2009.

Other Recent Developments

Legal proceedings

In October 2007, our former finance controller, Charley Situ, alleged that we incorrectly reported our inventories of silicon feedstock. As a result of Mr. Situ’s allegations, several securities class action lawsuits were filed against us and several of our current officers and directors during October 2007 in the U.S. District Courts in the Northern District of California and the Southern District of New York. Those actions have been consolidated into a single action, pending in the Northern District of California, entitled In re LDK Solar Sec. Litig., Case No. C07-05182 WHA. The complaint seeks substantial monetary damages on behalf of a class of persons who purchased our securities from June 1, 2007 to October 7, 2007 and allege that we overstated our inventory, among other things. We believe the allegations in the securities lawsuits are without merit and filed motions to dismiss the complaints in April 2008. On May 29, 2008, the United States District Court Northern District of California denied our motions to dismiss. We filed a motion for reconsideration on June 13, 2008 but the motion was denied again by the court on July 14, 2008. We filed an additional motion to dismiss counts against certain of the individual defendants on July 21, 2008. On August 21, 2008, the plaintiffs conceded to the dismissal of all claims against Jiangxi LDK Solar and certain claims against two individual directors. On January 28, 2009, the court issued an order certifying the plaintiff class of all persons who purchased our ADSs, call options for our ADSs or sold put options for our ADSs during the class period of June 1, 2007 through October 7, 2007. We plan to continue to vigorously defend this lawsuit. The trial is in the discovery phase. A trial date is scheduled for March 22, 2010. It is not possible for us to reasonably estimate the amount of loss, if any, we would incur in the event of an unfavorable outcome from the resolution of this lawsuit.

In response to Mr. Situ’s allegations, in October 2007, we formed an internal committee to investigate the allegations and conduct an immediate physical inventory count of our polysilicon materials. We found no material discrepancies as compared to our financial records. We believe that Mr. Situ’s allegations have no merit. Additionally, the independent directors of our audit committee conducted an independent investigation into the allegations made by Mr. Situ. The independent investigation was primarily conducted by our audit committee’s independent counsel, a major U.S. law firm, and forensic accountants from a “big four” independent accounting firm that was separate from our external auditors, as well as independent experts in the evaluation of silicon feedstock and the production of multicrystalline solar wafers. The independent investigation found no material errors in our stated silicon inventory quantities as of August 31, 2007, and concluded that Mr. Situ’s allegations of an inventory discrepancy were incorrect because he had not taken into account all locations where we stored our silicon feedstock. The independent investigation further concluded that we were using each of our various types of silicon feedstock in the production of our multicrystalline solar wafers, and that a provision for obsolete or excess silicon feedstock was not required.

The United States Securities and Exchange Commission, or the SEC, also initiated an investigation into the allegations by Mr. Situ. The results of our audit committee’s independent investigation were also presented to the SEC. On March 24, 2008, the SEC staff informed us that it did not intend to recommend any enforcement action by the SEC.

In addition, several of our officers and directors are defendants in another lawsuit, pending in California Superior Court, Santa Clara County, entitled Sean Coonerty v. Xiaofeng Peng, et al., Case No. 108CV103758. This derivative lawsuit alleges claims of breach of fiduciary duty and unjust enrichment based on the same allegations contained in the securities lawsuit, repeating Mr. Situ’s allegations that the feedstock inventory was overstated, and seeks damages in an unspecified amount on behalf of our company. This lawsuit is at its early stage, and our officers and directors have not responded to the complaint.

In May 2009, we received a demand letter from a former employee claiming that we breached our compensation agreement with him. We have agreed to resolve this claim through arbitration. The matter is in the discovery stage. Discovery is expected to be completed in the first quarter of 2010, and arbitration is scheduled for June 2010.

Sale of equity interest in our polysilicon plant

We completed the sale of a 15% equity interest in Jiangxi LDK Silicon, which owns our polysilicon plant with 15,000-MT annualized production capacity in Xinyu city, China, to Jiangxi Trust, for Rmb 1.5 billion on November 20, 2009. Urban Construction Investment Group Co., Ltd., a PRC company wholly owned by the Xinyu city government, has agreed to purchase from us a 10% equity interest in Jiangxi LDK Silicon for a minimum consideration of Rmb 1.2 billion upon our giving them one months’ notice within 18 months after signing the agreement. The actual transfer of this interest will have to be pre-approved by the local foreign investment bureau.

Indicative Termsheet Relating to Our Polysilicon Business

On December 17, 2009, we signed an indicative termsheet with VMS Investment Group Limited and its affiliates, or the Investors, pursuant to which the Investors have agreed to subscribe to between $50 million to $80 million aggregate amount of redeemable and convertible preference shares to be issued by a Cayman Islands subsidiary to be created to hold and operate our polysilicon business. The transaction will require a reorganization of our polysilicon business through which the assets and liabilities relating to our polysilicon business will be assumed by the newly created subsidiary, which will be wholly owned by us and be the issuer of the redeemable and convertible preference shares. The terms of the securities have a two-year maturity and are convertible at the option of the holders at a conversion ratio that includes an investment internal rate of return. The investment is expected to close by the end of March 2010 subject to final documentation and closing conditions.

Dispute with Q-Cells and amendment to the Q-Cells supply agreement

On December 4, 2009, we and Q-Cells jointly announced that the two companies amended the supply agreement of December 2007, pursuant to which we agreed to supply solar wafers to Q-Cells for a 10-year period from 2009 to 2018. The amendment to the supply agreement followed negotiations aimed to resolve a dispute between the two companies as a result of the announcement in August 2009 by Q-Cells of its claim to terminate the supply agreement. Q-Cells alleged that we failed to fulfill “significant contractual obligations” and sought to take measures to draw down our bank guarantee relating to the $244.5 million prepayment by Q-Cells to us under the supply agreement. We vigorously disagreed with Q-Cells’ claim, believed its purported termination was without merit and sought a preliminary injunction in the Regional Court of Berlin to enjoin Q-Cells from drawing down the prepayment guarantee issued by a German bank in favor of Q-Cells.

Under the terms of the amendment, we have agreed to cease any pending proceedings or claims against Q-Cells and Q-Cells has agreed not to draw down the prepayment guarantee issued. The amendment grants Q-Cells preferential prices reflecting its preferred customer status and greater flexibility in determining the annual and final contract volumes based on its actual demand. Under the amendment, a portion of shipments scheduled for delivery in 2009 to 2011 is deferred to the period from 2012 to 2018. Q-Cells’ contractual obligation to take delivery of wafer shipments is reduced to 20% of the originally agreed volume for 2009 and 33% of the originally agreed volume with respect to 2010 and 2011. The amendment also allows Q-Cells to substitute up to 400-MT annually of its own silicon feedstock for volumes to be purchased under the agreement in 2010 and 2011. In addition, we are required to repay prepayments made by Q-Cells to us according to the following repayment schedule:

	Year Ending December 31,
	2009	2010	2011	2012	2013	2014	2015
	(millions)
Prepayment to be refunded	$6.9	$48.9	$48.9	$51.3	$29.3	$29.3	$29.3

The amendment also grants Q-Cells the right to terminate the agreement at will and without cause after April 1, 2011, upon giving a 12-month prior notice. Upon a valid termination of the agreement, we are required to repay to Q-Cells the remaining outstanding prepayment within 90 days after the written termination.

Concurrent with the entry into such amendment, we also finalized a tolling agreement with Q-Cells to expand the parties’ cooperation in the areas of cell and module processing. Under this agreement, Q-Cells will supply solar cells to us on a tolling basis and we will supply modules to Q-Cells on the same basis.

Principal Shareholder and Related Party Transactions

Mr. Xiaofeng Peng, our founder, chairman, chief executive officer and ultimate controlling shareholder, in his personal capacity, and his family members are engaged in certain alternative energy projects, including a company that is developing a project involving thin-film solar technology. LDK New Energy, our immediate controlling shareholder that is wholly owned by Mr. Peng, is the beneficial owner of all of the equity interest of this thin-film solar company. Thin-film solar technology is an alternative method of producing solar power products compared to our crystalline wafer-based solar technology and products. Mr. Peng and his family members may finance such alternative energy projects, including the thin-film solar project, in part, by proceeds from LDK New Energy’s sales of a portion of its equity interest in our company. In addition, LDK New Energy has entered into loan facilities with financial and banking institutions to finance the thin-film solar project. As of the date of this report, LDK New Energy has pledged approximately 56.5 million shares, including ADSs. Mr. Peng and his family members may from time to time obtain additional borrowings to fund investments in such alternative energy projects from financial institutions, which may be secured by additional pledges of a portion of LDK New Energy’s shares in our company. These future financing arrangements may be structured in such a way that Mr. Peng would be required to pledge additional shares or other collateral if the market value of the pledged shares does not meet specified levels.

In August 2009, we entered into a framework agreement, as amended and restated in December 2009, with Best Solar, a solar module manufacturer controlled by Mr. Peng, our chairman, chief executive officer and principal shareholder, pursuant to which, in addition to sale or purchase of solar modules, we have agreed to contract for solar module manufacturing services from Best Solar with the requisite solar cells supplied by us. The parties have also agreed to discuss terms when we initiate any proposal to establish a dedicated manufacturing facility at Best Solar or to acquire any of its module manufacturing facilities. We have also agreed not to sell modules in competition with Best Solar’s existing business in China and, in return, Best Solar has agreed not to compete with us in selling modules outside China or engage in solar power projects and related EPC services in China.

For the nine-month periods ended September 30, 2008 and 2009, in addition to the guarantees and security provided by related parties for our bank borrowings, the principal related party transactions and amounts outstanding with our related parties are summarized as follows:

	Periods ended
	September 30,	September 30,
	2008	2009

Sales of wafers under related parties arrangement(1)	—	55,068
Purchases of modules from related parties(2)	—	31,843
Other purchases from related parties(3)	2,892	1,230
Repayment of loan obtained from a related party(4)	—	2,195

(1)	In the nine-month period ended September 30, 2009, our principal operating subsidiary, Jiangxi LDK Solar, entered into three wafer sales contracts with Gintech valued at $52.4 million, and one wafer sales contract with Motech valued at $3.8 million. Gintech and Motech entered into cell sales agreements to sell corresponding quantities of cells to Best Solar, a company under common control of our controlling shareholder, Mr. Peng. We agreed with Gintech and Motech, respectively, that our wafer sales contracts will be void if Best Solar does not procure cells from Gintech and Motech pursuant to the cell sales agreements between Best Solar and Gintech and Motech, respectively.

(2)	We purchased modules of $31.8 million from Best Solar during the nine-month period ended September 30, 2009. The outstanding amount payable to Best Solar as of September 30, 2009 in respect of these purchase transactions was $31.8 million. Furthermore, during the nine-month period ended September 30, 2009, Jiangxi LDK Solar made prepayments of $15.3 million to Best Solar for module purchases and processing, which are to be executed in subsequent periods.

(3)	Jiangxi LDK Solar purchased consumables from Jiangxi Liouxin Industry Co., Ltd., which is a company controlled by Mr. Peng, of $1.0 million and $0.2 million during the nine-month periods ended September 30, 2008 and 2009 respectively. Jiangxi LDK Solar also purchased crucibles from Jiangxi Sinoma New Material Co., Ltd., or Sinoma, which is an associate of Jiangxi LDK Solar, of $1.9 million and $1.0 million during the nine-month periods ended September 30, 2008 and 2009, respectively. The outstanding amounts due to Jiangxi Liouxin Industry Co., Ltd. and Sinoma as of September 30, 2009 were $0.1 million and $0.7 million, respectively.
(4)	In December 2008, Jiangxi LDK Solar borrowed $2.2 million by way of an unsecured loan which carried interest at a rate of 5.04% per annum from Sinoma. This loan was repaid in April 2009.

In addition to the above, certain of our executives and employees exercised share options which vested in 2007 and 2008 during the period ended September 30, 2008. Pursuant to PRC tax regulations, the income derived from the exercise of the share options is subject to individual income tax, which we should have withheld from these executives and employees for payment to the PRC tax authorities. We had an outstanding receivable from these executives and employees of $42.0 million and $41.8 million as of December 31, 2008 and September 30, 2009 respectively in relation to the individual income tax liabilities arising from the exercise of share options by these executives and employees, which are included in other current assets.

Bank borrowings

Subsequent to September 30, 2009, we successfully obtained additional secured and unsecured short-term bank borrowings of $264.2 million with interest rates ranging from 1.044% and 5.310% and unsecured long-term bank borrowings of $99.6 million with an interest rate of 5.400% to be repriced annually. We repaid short-term bank borrowings and current portion of long-term bank borrowings of $363.4 million in total. As of December 17, 2009, our short-term bank borrowings with current portion of long-term bank borrowings and long-term bank borrowings amounted to $1,009.6 million and $393.5 million respectively. In November 2009, Bank of China granted us long-term bank borrowings of Rmb 600 million. Bank of China also granted to us revolving credit facilities of Rmb 4,950 million, which covers both our additional Rmb 600 million long-term bank borrowing and our existing bank borrowings from Bank of China as of December 17, 2009 of Rmb 2,958 million, leading to an unused revolving credit facility of Rmb 1,392 million for short-term bank borrowings from Bank of China. As of December 17, 2009, we had total revolving credit facilities of $1,793.0 million, of which $458.8 million was unused.

INDEX TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2008 AND 2009

LDK SOLAR CO., LTD. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2008 AND SEPTEMBER 30, 2009

		December 31,	September 30,
	Note	2008	2009
		As adjusted
		(Note 2)
		(Amounts in US$ thousands)

ASSETS
Current assets
Cash and cash equivalents		255,523	67,753
Pledged bank deposits		83,383	72,665
Trade accounts receivable, net		94,733	247,212
Bills receivable		3,075	5,208
Inventories	(3)	616,901	392,409
Prepayments to suppliers, net of provision for doubtful recoveries of prepayments to suppliers of $20,582 and $31,005 as of December 31, 2008 and September 30, 2009, respectively	(4)	71,214	74,063
Other current assets, including amounts due from the Group’s executives and employees of $42,021 and $41,820 as of December 31, 2008 and September 30, 2009, respectively		68,123	154,098
Due from related parties	(16)	—	15,309
Deferred income tax assets		44,690	69,909

Total current assets		1,237,642	1,098,626
Property, plant and equipment, net	(5)	1,697,203	2,480,554
Deposits for purchases of property, plant and equipment		233,296	56,742
Intangible asset, net		1,037	1,471
Land use rights		99,162	164,422
Inventories to be processed beyond one year	(3)	—	25,314
Prepayments to suppliers expected to be utilized beyond one year		33,617	30,624
Pledged bank deposits — non-current		49,686	50,382
Debt issuance costs, net		8,408	5,813
Goodwill	(6)	—	494
Investments in an associate and a jointly-controlled entity	(7)	5,630	74,540
Deposits relating to sales and leaseback transaction		7,316	7,322
Deferred income tax assets , net		375	16,907

Total assets		3,373,372	4,013,211

LIABILITIES AND EQUITY
Current liabilities
Short-term bank borrowings and current installments of long-term bank borrowings	(8)	666,200	1,103,754
Bills payable		11,406	103,065
Trade accounts payable		124,066	154,438
Advance payments from customers, current installments	(13)	256,411	244,592
Accrued expenses and other payables	(13)	429,968	591,280

See accompanying notes to the unaudited condensed consolidated interim financial statements.

LDK SOLAR CO., LTD. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS — (Continued)

		December 31,	September 30,
	Note	2008	2009
		As adjusted
		(Note 2)
		(Amounts in US$ thousands)

Due to related parties	(16)	4,359	32,628
Other financial liabilities		18,545	20,586

Total current liabilities		1,510,955	2,250,343
Long-term bank borrowings, excluding current installments	(8)	154,252	298,918
Obligations under capital leases, excluding current installments		40,083	25,576
Advance payments from customers — non-current	(13)	487,577	177,967
Other payable due to a customer — long-term portion	(13)	—	202,220
Other liabilities		3,485	64,821
Deferred income tax liability		1,468	7,268
Convertible senior notes, less debt discount	(9)	385,685	390,102

Total liabilities		2,583,505	3,417,215

Equity
LDK Solar Co., Ltd. shareholders’ equity
Ordinary shares		11,311	11,325
Additional paid-in capital		464,101	476,653
Statutory reserve		29,676	29,676
Accumulated other comprehensive income		83,314	86,620
Retained earnings (accumulated deficit)		201,465	(8,478)

Total LDK Solar Co., Ltd. shareholders’ equity		789,867	595,796
Non-controlling interests		—	200

Total equity		789,867	595,996

Commitments and contingencies	(13)
Total liabilities and equity		3,373,372	4,013,211

See accompanying notes to the unaudited condensed consolidated interim financial statements.

LDK SOLAR CO., LTD. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2008 AND 2009

		Nine-month Periods Ended
		September 30,		September 30,
	Note	2008		2009
		As adjusted
		(Note 2)
		(Amounts in US$ thousands, except per share data)

Net sales
Wafers			1,125,495		705,098
Processing of wafers on behalf of others			60,595		60,956
Modules			—		21,016
Silicon materials			30,793		5,607
Others			—		771

Total net sales			1,216,883		793,448

Cost of goods sold
Wafers			(850,078)		(871,954)
Processing of wafers on behalf of others			(41,912)		(45,811)
Modules			—		(15,114)
Silicon materials			(25,119)		(3,837)
Others			—		(560)

Total cost of goods sold, including provisions for inventory write-downs of US$8,174 and US$177,537 and provisions for loss on firm purchase of US$ nil and US$3,286 for the nine-month periods ended September 30, 2008 and 2009 respectively			(917,109)		(937,276)

Gross profit (loss)			299,774		(143,828)
Selling expenses			(2,647)		(3,205)
General and administrative expenses			(33,045)		(59,866)
Research and development costs			(3,456)		(7,131)

Total operating expenses			(39,148)		(70,202)

Income (loss) from operations			260,626		(214,030)
Other income (expenses)
Interest income			4,896		1,783
Interest expense and amortization of convertible senior notes issuance costs and debt discount			(28,501)		(35,634)
Foreign currency exchange gain, net			9,545		1,169
Government subsidies	(10)		14,299		17,426
Change in fair value of prepaid forward contracts			60,028		—
Equity in income (loss) for an associate and a jointly-controlled entity			118		(5,265)
Others, net			(29)		(72)

Earnings (loss) before income taxes			320,982		(234,623)
Income tax (expense) benefit	(12)		(35,612)		24,620

Net income (loss)			285,370		(210,003)
Loss attributable to non-controlling interests			—		60

Net income (loss) attributable to LDK Solar Co., Ltd. shareholders			285,370		(209,943)

Basic earnings (loss) per share	(15)	US$	2.73	US$	(1.97)

Diluted earnings (loss) per share	(15)	US$	2.57	US$	(1.97)

See accompanying notes to the unaudited condensed consolidated interim financial statements.

LDK SOLAR CO., LTD. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF EQUITY AND COMPREHENSIVE INCOME (LOSS)
FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2008 AND 2009

							Total			Comprehensive Income (Loss)
					Accumulated	Retained	LDK Solar			Attributable	Attributable
			Additional		Other	Earnings	Co., Ltd.	Non-		to LDK Solar	to Non-
	Ordinary Shares		Paid-in	Statutory	Comprehensive	(Accumulated	Shareholders’	controlling	Total	Co., Ltd.	controlling
	Number	Amount	Capital	Reserve	Income	Deficit)	Equity	Interests	Equity	Shareholders	Interests	Total
			As adjusted			As adjusted	As adjusted		As adjusted	As adjusted		As adjusted
			(Note 2)			(Note 2)	(Note 2)		(Note 2)	(Note 2)		(Note 2)
	(Amounts in US$ thousands, except share data)

December 31, 2007	106,044,700	10,604	486,253	18,697	31,481	146,036	693,071	—	693,071
Net income	—	—	—	—	—	285,370	285,370	—	285,370	285,370	—	285,370
Foreign currency translation adjustment, net of nil tax	—	—	—	—	62,129	—	62,129	—	62,129	62,129	—	62,129

Total comprehensive income										347,499	—	347,499

Issuance of ordinary shares upon exercise of share options	2,264,550	227	12,508	—	—	—	12,735	—	12,735
Issuance of shares, net of related expenses $9,508	4,800,000	480	190,412	—	—	—	190,892	—	190,892
Issuance of new convertible senior notes (Note 9)	—	—	17,774	—	—	—	17,774	—	17,774
Share options (Note 14)	—	—	12,205	—	—	—	12,205	—	12,205
Prepaid forward repurchase of ordinary shares (Note 11)	—	—	(259,465)	—	—	—	(259,465)	—	(259,465)

September 30, 2008	113,109,250	11,311	459,687	18,697	93,610	431,406	1,014,711	—	1,014,711

December 31, 2008	113,110,396	11,311	464,101	29,676	83,314	201,465	789,867	—	789,867
Net loss	—	—	—	—	—	(209,943)	(209,943)	(60)	(210,003)	(209,943)	(60)	(210,003)
Foreign currency translation adjustment, net of nil tax	—	—	—	—	3,306	—	3,306	(3)	3,303	3,306	(3)	3,303

Total comprehensive loss										(206,637)	(63)	(206,700)

Acquisition of equity interest in Solar Green Technology Spa (Note 6)	—	—	—	—	—	—	—	205	205
Capital contribution from non-controlling interests	—	—	—	—	—	—	—	58	58
Issuance of ordinary shares upon exercise of share options	137,847	14	758	—	—	—	772	—	772
Share options (Note 14)	—	—	11,794	—	—	—	11,794	—	11,794

September 30, 2009	113,248,243	11,325	476,653	29,676	86,620	(8,478)	595,796	200	595,996

See accompanying notes to the unaudited condensed consolidated interim financial statements.

LDK SOLAR CO., LTD. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2008 AND 2009

	Nine-month Periods Ended
	September 30,	September 30,
	2008	2009
	As adjusted
	(Note 2)
	(Amounts in US$ thousands)

Cash flows from operating activities:
Net income (loss)	285,370	(210,003)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	24,045	51,806
Provision for doubtful recovery of prepayments to suppliers	—	10,423
Provisions for inventory write-downs	8,174	177,537
Deferred income tax benefits	(1,698)	(36,000)
Equity in income (loss) for an associate and a jointly-controlled entity	(118)	5,265
Share-based compensation	12,205	11,794
Amortization of convertible senior notes issuance costs and debt discounts	4,038	7,012
Change in fair value of prepaid forward contracts	(60,028)	—
Changes in operating assets and liabilities:
Pledged bank deposits related to purchase of inventory and other operating activities	(35,448)	(17,175)
Trade accounts receivable and bills receivable	(36,250)	(154,233)
Inventories	(311,378)	22,417
Prepayments to suppliers	(148,535)	(9,564)
Other assets	(17,463)	(3,626)
Trade accounts payable and bills payable	41,133	96,298
Advance payments from customers	553,519	(321,750)
Accrued expenses and other payables	33,804	251,480
Other financial liabilities	(2,857)	(102)
Amount due to a related party	—	15,155
Income tax payable	5,023	8,106

Net cash provided by (used in) operating activities	353,536	(95,160)

See accompanying notes to the unaudited condensed consolidated interim financial statements.

LDK SOLAR CO., LTD. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)

	Nine-month Periods Ended
	September 30,	September 30,
	2008	2009
	As adjusted
	(Note 2)
	(Amounts in US$ thousands)

Cash flows from investing activities:
Purchase of land use rights	(67,080)	(14,497)
Purchase of property, plant and equipment, including deposits and cash paid for interest capitalized	(743,009)	(598,824)
Pledged bank deposits related to purchase of property, plant and equipment	(92,667)	(62,265)
Release of pledged bank deposits related to purchase of property, plant and equipment	35,587	89,462
Cash paid for investment in an associate and a jointly-controlled entity	(2,327)	(74,460)
Cash paid for business acquisition, net of cash acquired	—	(504)

Net cash used in investing activities	(869,496)	(661,088)

Cash flows from financing activities:
Pledged bank deposits released upon repayment of bank borrowings	73,670	—
Proceeds from new loans and borrowings	670,981	1,782,993
Repayment of capital lease obligations	—	(13,757)
Repayment of loans and borrowings	(358,897)	(1,201,322)
Repayment of loans from related parties	—	(2,195)
Proceeds from issuance of ordinary shares	205,099	772
Payment of expenses relating to issuance of ordinary shares	(1,472)	—
Proceeds from issuance of convertible senior notes, net of issuance cost	388,743	—
Payment for Company’s ordinary shares under prepaid forward contracts	(199,437)	—
Capital contribution from non-controlling interests	—	58

Net cash provided by financing activities	778,687	566,549

Effect of foreign currency exchange rate changes on cash and cash equivalents	1,565	1,929

Net increase (decrease) in cash and cash equivalents	264,292	(187,770)
Cash and cash equivalents at beginning of period	83,470	255,523

Cash and cash equivalents at end of period	347,762	67,753

Supplemental disclosures of cash flow information:
Interest payments, net of amount capitalized	15,040	18,177

Income tax paid	32,663	3,421

Supplemental disclosures of non-cash investing and financing transaction:
Payable for purchase of property, plant and equipment	253,038	461,662

Payable for purchase of land use rights	4,669	—

See accompanying notes to the unaudited condensed consolidated interim financial statements.

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED
CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2008 AND 2009
(Amounts in US$ thousands, except share and per share data)

(1)	PRINCIPAL ACTIVITIES, ORGANIZATION AND BASIS OF PRESENTATION

Principal activities

The accompanying unaudited condensed consolidated interim financial statements consist of the financial statements of LDK Solar Co., Ltd. (the “Company” or “LDK”) and its subsidiaries. The Company and its subsidiaries are collectively referred to as the “Group”. All significant inter-company transactions and balances have been eliminated on consolidation.

The Group’s principal activities are design, development, manufacturing and marketing of photovoltaic (“PV”) products and development of power plant projects.

Basis of presentation and liquidity

The accompanying unaudited condensed consolidated interim financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted as permitted by rules and regulations of the U.S. Securities and Exchange Commission. The December 31, 2008 condensed consolidated balance sheet was derived from audited consolidated financial statements of the Group. The accompanying unaudited condensed consolidated interim financial statements should be read in conjunction with the adjusted consolidated financial statements of the Group included in the Company’s Form 6-K dated June 19, 2009.

In the opinion of management, all adjustments (which include normal recurring adjustments) necessary to present a fair statement of the financial position as of September 30, 2009, and the result of operations and cash flows for the nine-month periods ended September 30, 2008 and 2009, have been made.

The accompanying unaudited condensed consolidated interim financial statements contemplate the realization of assets and the satisfaction of liabilities in the normal course of business.

At September 30, 2009, the Group had a working capital deficit (i.e. total consolidated current liabilities exceeded total consolidated current assets) of US$1,151,717 and an accumulated deficit of US$8,478. During the nine-month period ended September 30, 2009, the Group incurred a net loss of US$209,943 and used US$95,160 of cash in operations. The Group had cash and cash equivalents of US$67,753, most of which are held by subsidiaries in the PRC. Most of the Group’s short term bank borrowings and current installments of its long-term debt totaling US$1,103,754 reside with these subsidiaries. These factors initially raise substantial doubt as to the Group’s ability to continue as a going concern. However, management believes that it has developed a liquidity plan that, if executed successfully, will provide sufficient liquidity to finance the Group’s anticipated working capital and capital expenditure requirements for the next 12 months as summarized below:

•	Sale of equity interests in a subsidiary

In November 2009, the Group sold a 15% equity interest in Jiangxi LDK PV Silicon Technology Co., Ltd. (“LDKPV”) to Jiangxi International Trust and Investment Co., Ltd. for cash consideration of RMB 1,500,000 (US$219,651). The proceeds from the sale have been received. In addition, management is in the process of negotiation with several potential buyers for additional equity interests in LDKPV if necessary. In particular, the Group has secured a commitment to sell a 10% equity interest in LDKPV at cash consideration of no less than RMB 1,200,000 (US$175,721) to Urban Construction Investment Group Co., Ltd., Xinyu City.

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED
CONSOLIDATED INTERIM FINANCIAL STATEMENTS — (Continued)

•	Realization of power plant project

LQ Energy GmbH, an associate of the Group, currently holds one 40 MW power plant project in Germany, which had grid connected in December 2009. LQ Energy GmbH is engaged in the negotiation with potential buyers of the completed PV project by the end of second quarter in 2010. Upon the successful sale of the project, LQ Energy GmbH is expected to distribute the portion of consideration allocated to the Group pursuant to its equity interest in LQ Energy GmbH, amounting to no less than US$70,000.

•	Bank Financing

Subsequent to September 30, 2009, the Group has successfully obtained additional secured and unsecured short-term bank borrowings and unsecured long-term bank borrowings. In November 2009, the Group was granted by Bank of China new revolving credit facilities. Details of subsequent bank financing are disclosed in note 21. Management believes that the Group will be able to obtain continued borrowing facilities from the banks so that when required by the Group, the bank loans due for repayment within the next 12 months can be successfully replaced with new loans drawn down from existing revolving banking facilities and new borrowing facilities.

•	Additional equity offering by the Company

The Company intends to obtain additional funds of up to US$200,000 from the issuance of additional equity of the Company when market conditions permit. The sale of additional equity securities could result in additional dilution to the Company’s current shareholders and there can be no assurance that should additional financing, if required, will be available on terms satisfactory to the Company.

•	Cost reduction and delay on capital expenditure

Management has been negotiating with a number of the Group’s vendors including raw material suppliers, equipment suppliers and construction suppliers to lower the prices or obtain more favorable payment terms with an aim to achieve saving in costs or required cash flow in the next 12 months.

Therefore, after careful consideration of the factors that initially raise substantial doubt and the liquidity plans described above, management has prepared the accompanying unaudited condensed consolidated interim financial statements on the basis that the Group will be able to continue as going concern. The unaudited condensed consolidated interim financial statements do not include any adjustments related to the recoverability and classification of recorded assets or the amounts and classification of liabilities or any other adjustments that might be necessary should the Group be unable to continue as a going concern.

The preparation of the unaudited condensed consolidated interim financial statements in conformity with U.S. GAAP requires management of the Group to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities as well as the disclosure of contingent assets and liabilities at the date of the unaudited condensed consolidated interim financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from estimates on an ongoing basis. Management reviews its estimates, including those related to the classification and realization of inventories and prepayments to suppliers, estimated useful lives and residual values of long-lived assets, the recoverability of the carrying values of long-lived assets, the determination of fair values of financial instruments and share-based instruments, allowance for doubtful receivables, and assessments about potential tax uncertainties and contingent liabilities. Changes in facts and circumstances may result in revised estimates. The current economic environment has increased the degree of uncertainty inherent in those estimates and assumptions.

(2)	RECENTLY ADOPTED ACCOUNTING STANDARDS

In May 2008, the FASB issued ASC Subtopic 470-20, Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement), or ASC Subtopic 470-20. ASC Subtopic

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED
CONSOLIDATED INTERIM FINANCIAL STATEMENTS — (Continued)

470-20 required the Company to separately account for the liability and equity components of the Company’s 4.75% convertible senior notes issued in April 2008 in a manner that result in recording interest expense using the Company’s nonconvertible debt borrowing rate for such debt. The associated discount is amortized using the effective interest rate method over 3 years from the date of the debt issuance. The Company adopted the ASC Subtopic 470-20 on January 1, 2009, and applied its provisions retrospectively to all periods presented as required by ASC Subtopic 470-20. As a result, management has adjusted the Company’s previously issued 2008 consolidated financial statements. The following table summarizes the impact of the retrospective application of the ASC Subtopic 470-20 in the Group’s consolidated balance sheet as of December 31, 2008:

	At December 31, 2008
	As Previously
	Reported	Adjustments	As Adjusted

Debt issuance costs, net	8,764	(356)	8,408
Total assets	3,373,728	(356)	3,373,372
Convertible senior notes	400,000	(14,315)	385,685
Total liabilities	2,597,820	(14,315)	2,583,505
Additional paid-in capital	446,327	17,774	464,101
Retained earnings	205,280	(3,815)	201,465
Total equity	775,908	13,959	789,867
Total liabilities and equity	3,373,728	(356)	3,373,372

The unaudited condensed consolidated statement of operations, equity and comprehensive income, and cash flows for the nine-month period ended September 30, 2008 has reflected the retrospective adjustment as required by ASC Subtopic 470-20.

In February 2008, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Codification (“ASC”) paragraphs 820-10-50-8A, 55-23A, and 55-23B, Effective Date of FASB Statement No. 157, or ASC paragraphs 820-10-50-8A, 55-23A, and 55-23B, which delayed the effective date of ASC Subtopic 820-10, until fiscal year beginning after November 15, 2008 for all nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. The adoption of the provisions of ASC Subtopic 820-10 related to nonfinancial assets and nonfinancial liabilities on January 1, 2009 did not have any impact on the Group’s financial position and results of operations.

ASC Subtopic 810-10, Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51, establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. This standard defines a noncontrolling interest, previously called a minority interest, as the portion of equity in a subsidiary not attributable, directly or indirectly, to a parent. ASC Subtopic 810-10 requires, among other items, that a noncontrolling interest be included in the consolidated statement of financial position within equity separate from the parent’s equity; consolidated net income to be reported at amounts inclusive of both the parent’s and noncontrolling interest’s shares and, separately, the amounts of consolidated net income attributable to the parent and noncontrolling interest all on the consolidated statement of operations; and if a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary be measured at fair value and a gain or loss be recognized in net income based on such fair value. The Group adopted the provisions of ASC Subtopic 810-10 on January 1, 2009.

ASC Topic 805, Business Combinations, or ASC Topic 805, which retains the underlying concepts of the previously issued standard in that all business combinations are still required to be accounted for at fair value under the acquisition method of accounting, but changes the method of applying the acquisition method in a number of ways. Acquisition costs are no longer considered part of the fair value of an acquisition and will generally be expensed as incurred, noncontrolling interests are valued at fair value at the acquisition date, in-process research

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED
CONSOLIDATED INTERIM FINANCIAL STATEMENTS — (Continued)

and development is recorded at fair value as an indefinite-lived intangible asset at the acquisition date, restructuring costs associated with a business combination are generally expensed subsequent to the acquisition date, and changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally will affect income tax expense. In April 2009, the FASB issued ASC Subtopic 805-20, Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies, or ASC Subtopic 805-20, which amends the guidance in ASC Topic 805 to require contingent assets acquired and liabilities assumed in a business combination to be recognized at fair value on the acquisition date if fair value can be reasonably estimated during the measurement period. If fair value cannot be reasonably estimated during the measurement period, the contingent asset or liability would be recognized in accordance with ASC Topic 450, “Accounting for Contingencies,” and ASC Subtopic 450-20, Reasonable Estimation of the Amount of a Loss. Further, ASC Subtopic 805-20 eliminated the specific subsequent accounting guidance for contingent assets and liabilities from ASC Topic 805, without significantly revising the guidance in Statement of Financial Accounting Standard No. 141. However, contingent consideration arrangements of an acquiree assumed by the acquirer in a business combination would still be initially and subsequently measured at fair value in accordance with ASC Topic 805. ASC Subtopic 805-20 is effective for all business acquisitions occurring on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Group adopted the provisions of ASC Subtopic 805-20 on July 10, 2009. (See Note 6).

In May 2009, the FASB issued FASB ASC 855, Subsequent Events, or ASC 855. ASC 855 addresses accounting and disclosure requirements related to subsequent events. ASC 885 requires management to evaluate subsequent events through the date the financial statements are either issued or available to be issued, depending on the company’s expectation of whether it will widely distribute its financial statements to its shareholders and other financial statement users. Companies are required to disclose the date through which subsequent events have been evaluated. ASC 855 is effective for interim or annual financial periods ending after June 15, 2009 and to be applied prospectively. Management has evaluated subsequent events through December 17, 2009, which is the date that the unaudited condensed consolidated interim financial statements were available to be issued.

In April 2009, the FASB issued FASB ASC paragraph 820-10-65-1, Interim Disclosures about Fair Value of Financial Instruments. FASB ASC paragraph 820-10-65-1 amends FASB ASC Subtopic 825-10, Disclosures about Fair Value of Financial Instruments, to require publicly-traded companies, as defined in FASB ASC Subtopic 270-10, Interim Financial Reporting, to provide disclosures on the fair value of financial instruments in interim financial statements. FASB ASC paragraph 825-10-65-1 is effective for interim periods ending after June 15, 2009. The Group adopted the new disclosure requirements in the unaudited condensed consolidated interim financial statements for the nine-month period ended September 30, 2009. The disclosures required under FASB ASC paragraph 820-10-65-1 are included in note 19.

(3)	INVENTORIES

	December 31,	September 30,
	2008	2009

Inventories consist of the following:
Raw materials	343,439	214,409
Work in progress	148,948	65,699
Supplies	52,760	82,120
Finished goods	71,754	55,495

	616,901	417,723

Inventories:
— Current	616,901	392,409
— Non-current	—	25,314

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED
CONSOLIDATED INTERIM FINANCIAL STATEMENTS — (Continued)

The Group had US$7,150 and US$13,894 of raw materials consigned to third parties as of December 31, 2008 and September 30, 2009 respectively.

Raw materials consist of a variety of polysilicon materials, including solar-grade virgin polysilicon, recyclable polysilicon materials and silicon powder.

Write-downs of raw materials, work in progress and finished goods inventories were US$8,174 and US$177,537 during the nine-month periods ended September 30, 2008 and 2009, respectively, which are included in cost of goods sold.

(4)	PREPAYMENTS TO SUPPLIES, NET

In order to secure a stable supply of silicon materials, the Group makes prepayments to certain suppliers. Prepayments of which the Group expects to take delivery of the inventory after the next twelve months are classified as non-current assets in the Group’s consolidated balance sheet as at year/period end dates. Prepayments to suppliers are reclassified to inventories when the Group applies the prepayment to related purchases of silicon materials. Such non-cash reclassifications from prepayment to inventories, which were included in the “Changes in operating assets and liabilities” in the Group’s consolidated statements of cash flow, amounted to US$1,001,747 and US$447,219 for the nine-month periods ended September 30, 2008 and 2009, respectively.

(5)	PROPERTY, PLANT AND EQUIPMENT, NET

	December 31,	September 30,
	2008	2009

Buildings	83,864	131,684
Plant and machinery	623,585	702,136
Furniture, fixtures and office equipment	9,614	11,663
Motor vehicles	4,888	5,391

	721,951	850,874
Less: accumulated depreciation	(53,072)	(102,974)
Construction in progress	1,028,324	1,732,654

	1,697,203	2,480,554

Depreciation expense was US$23,362 and US$49,859 for the nine-month periods ended September 30, 2008 and 2009, respectively.

Construction in progress as of September 30, 2009 includes US$380,077 (2008: US$160,771) of furnaces, wire saws and other equipment that has been received but is pending installation. The installation of these machines and equipment is normally completed within one month to three months after they are received by the Group.

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED
CONSOLIDATED INTERIM FINANCIAL STATEMENTS — (Continued)

(6)	BUSINESS ACQUISITION

Solar Green Technology Spa (“SGT”)

On July 10, 2009, the Company, through its wholly-owned subsidiary, acquired 70% of the equity interest of SGT. The results of SGT’s operations have been included in the consolidated financial statements since that date SGT is mainly engaged in the provision of energy saving services, products and integrated solution in Italy. The acquisition was accounted for as a business combination. The following table summarizes the acquisition-date fair value of the consideration and the amounts of the assets acquired and liabilities assumed recognized at the acquisition date, as well as the fair value at the acquisition date of the noncontrolling interest in SGT.

As of July 10, 2009

Cash	584
Contingent consideration arrangement (note a)	—
Fair value of total consideration transferred	584
Assets acquired and liabilities assumed
Cash and cash equivalents	80
Accounts receivables	314
Prepayments to suppliers	59
Other receivables	28
Inventories	270
Property, plant and equipment	90
Identifiable intangible assets (note b)	436
Short-term bank borrowings	(300)
Trade accounts payable	(465)
Accrued expenses and other payables	(119)
Deferred tax liability	(98)
Total identifiable net assets	295
Noncontrolling interest in SGT (note c)	(205)
Goodwill (note d)	494

(a)	The contingent consideration arrangement requires the Group to pay the former owner of Euro 15 for each MW up to a maximum total of 13.3 MW if the authorizations necessary to build certain projects are obtained by June 30, 2010. The fair value of contingent consideration is estimated using a probability-weighted discounted cash flow model and determined to be zero as of the date of acquisition. As of September 30, 2009, there were no significant changes in the range of outcomes for the contingent consideration arrangement as assessed by the Group’s management. Accordingly, the fair value of the contingent consideration arrangement remained as zero as of September 30, 2009.

(b)	All of the acquired identifiable intangible assets was related to one outstanding contract for power plant construction.

(c)	The fair value of 30% noncontrolling interest in SGT is estimated to be US$205. The fair value of the noncontrolling interest was estimated using income approach. As SGT is a private company, the fair value measurement is based on significant inputs that are not observable in the market and thus represents a Level 3 measurement as defined in ASC Sub-topic 820-10. The fair value estimates are based on (a) financial projection of SGT, (b) a discount rate at 21.7% derived from beta of comparable companies in the same industry as SGT and adjusted due to the lack of marketability and size difference between SGT and comparable

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED
CONSOLIDATED INTERIM FINANCIAL STATEMENTS — (Continued)

companies in the same industry as SGT, (c) a terminal value based Gordon Growth Model with long-term sustainable growth rate at 2%.

(d)	The goodwill of US$494 arising from the acquisition is primarily attributable to expected synergy benefits including: (1) the potential geographic expansion for the Group’s operation particular in Italy. (2) the immediate access to technical support in terms of realization and control of PV turnkey plant to the Group. As of September 30, 2009, there were no changes in the recognized amounts of goodwill resulting from the acquisition of SGT.

The fair value of contingent consideration, identifiable intangible assets and noncontrolling interest as of acquisition date are provisional pending receipt of final valuation.

This acquisition was not material to our consolidated results of operations. Consequently, pro-forma financial information has been omitted.

(7)	INVESTMENT IN AN ASSOCIATE AND A JOINTLY CONTROLLED ENTITY

On January 2, 2008, the Group acquired a 33.5% equity interest in Jiangxi Sinoma New Material Co., Ltd. (“Sinoma”), a crucible manufacturer based in the PRC, from an unrelated party. As the Group does not have a controlling financial interest, but has the ability to exercise significant influence over the operating and financial policies of Sinoma, the investment in Sinoma is accounted for using the equity method of accounting. The Group’s equity in net income (loss) of Sinoma amounted to US$118 and US$(67) for the nine-month periods ended September 30, 2008 and 2009, respectively.

In March 2009, the Group entered into a joint venture agreement with Q-cells SE to form a jointly owned company named LQ Energy GmbH (“LQ Energy”), which is engaged in the investment on solar projects. Pursuant to the joint venture agreement, LDK Europe has contributed a capital investment of Euro 51,000 (equivalent to US$74,460) in cash, which represented 51% of the share capital of LQ Energy. LQ Energy is managed by 5 directors, 3 of which are nominated by LDK Europe. The Group accounts for its investment in LQ Energy using the equity method because management believes the minority shareholder has significant participating rights in determining certain financial and operating decisions of LQ Energy that are made in the ordinary course of business. Such participating rights include but not limited to the selection of solar projects. Under the equity method of accounting, the Group’s share of LQ Energy’s results of operations is included in other income (expense) in the Group’s consolidated statements of operation. The Group’s equity in net loss of LQ Energy amounted to US$5,198 for the nine-month period ended September 30, 2009.

(8)	BANK BORROWINGS

(a)	Current

	December 31,	September 30,
	2008	2009

Bank borrowings — secured	320,767	488,613
Bank borrowings — unsecured	319,060	560,204
Current installments of long-term bank borrowings (note (b))	26,373	54,937

	666,200	1,103,754

The short-term bank borrowings outstanding as of September 30, 2009 carry a weighted average interest rate of 4.654% (2008: 6.376%) and have maturity terms ranging from three to twelve months and interest rates ranging from 1.126% to 7.391% (2008: 2.298% to 7.504%). Certain of these outstanding borrowings totaling US$82,735 (2008: US$82,667) borrowed by Jiangxi LDK Solar Hi-tech Co., Ltd. (“JXLDK”), one of the Company’s subsidiary, contain interest rate adjustment provisions. If JXLDK’s debt to asset ratio exceeds 65% calculated

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED
CONSOLIDATED INTERIM FINANCIAL STATEMENTS — (Continued)

based on its financial statements prepared under PRC GAAP, the relevant bank would increase the interest rate currently charged on those bank borrowings by 5%. On the other hand, if JXLDK’s debt to asset ratio is maintained at less than 40%, the interest rate currently charged on those bank borrowings will be reduced by 5%. As of September 30, 2009, JXLDK’s debt to asset ratio was 74%. JXLDK has received waivers letter dated December 16, 2009 from the relevant bank that these interest rate adjustment provisions will not apply to these outstanding borrowings in the year of 2009.

Included in short term bank borrowings at September 30, 2009 is US$117,147 payable to Agricultural Bank of China. These borrowings together with long term borrowings obtained from the same banker with outstanding balance of US$29,287 are secured by JXLDK’s raw materials with carrying amount of US$80,318 as of September 30, 2009. The rest of the Group’s short term borrowings of US$371,466 are secured by certain of JXLDK’s buildings, land use rights, plant and machinery, pledged bank deposits and raw materials with the carrying amounts of US$51,485, US$20,645, US$199,219, US$3,666 and US$31,103, as of September 30, 2009 respectively.

As of September 30, 2009, the Group has total revolving credit of US$1,033,036 (2008: US$507,280) and unused credit of US$226,373 (2008: US$106,584).

(b)	Long-term

	December 31,	September 30,
	2008	2009

Secured loan from China Construction Bank	6,145	32,508
Secured loan from China Development Bank	75,000	70,000
Secured loan from Bank of China	4,375	—
Secured loan from Agricultural Bank of China	29,264	29,287
Unsecured loan from China Merchant Bank	—	43,930
Unsecured loan from Rural Credit Cooperatives Bank	—	14,644
Unsecured loan from China Minsheng Banking Corp. Ltd.	—	944
Unsecured loan from Huarong International Trusts Co., Ltd.	—	73,217
Unsecured loan from China Construction Bank	36,579	60,038
Unsecured loan from Bank of China	29,262	29,287

	180,625	353,855
Less: current installments	(26,373)	(54,937)

	154,252	298,918

In December 2006, the Group borrowed US$25,000 from China Development Bank, of which US$10,000 was repaid in 2 equal annual installments of US$5,000 in December 2007 and 2008, and US$15,000 is repayable in 3 equal annual installments of US$5,000 through December of 2011. The loan carries a variable interest rate that is repriced daily with reference to the prevailing six-month US Libor rate. The effective interest rate of the loan was 2.661% as of September 30, 2009. Interest is payable semi-annually. The loan is secured by JXLDK’s plant and machinery and land use rights with carrying amount of US$42,912 and US$3,705 as of September 30, 2009, respectively, and is guaranteed by two of the Company’s shareholders, Mr. Peng Xiaofeng (“Mr Peng”) and Ms. Zhou Shan (“Ms Zhou”).

In April 2008, the Group borrowed US$60,000 from China Development Bank, of which US$5,000 was repaid in April 2009, and US$55,000 is repayable in 4 installments of US$10,000 in 2010, US$10,000 in 2011, US$15,000 in 2012 and US$20,000 in 2013. The loan carries variable interest with interest rate repriced daily with reference to

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED
CONSOLIDATED INTERIM FINANCIAL STATEMENTS — (Continued)

the prevailing six-month US Libor rate. The effective interest rate of the loan was 4.161% as of September 30, 2009. Interest is payable semi-annually. The loan is secured by JXLDK’s plant and machinery with an aggregate carrying amount of US$95,251 as at September 30, 2009, and is guaranteed by two of the Company’s shareholders, Mr. Peng and Ms. Zhou.

In March and April 2008, the Group borrowed RMB 160,000 (US$23,430) and RMB 40,000 (US$5,857) respectively from Agricultural Bank of China. The loans are repayable in 2011. The loans carry variable interest with interest rate repriced annually with reference to the prevailing base lending rate pronounced by People’s Bank of China (“PBOC”). The effective interest rate of the loan was 5.400% as of September 30, 2009. Interest is payable quarterly. The loans are secured by JXLDK’s raw materials with an aggregate carrying amount of US$80,318 as at September 30, 2009.

In July 2008, the Group borrowed RMB 250, 000 (US$36,609) from China Construction Bank, of which US$5,858 was repaid in July 2009, and US$30,751 is repayable in installments of RMB 70,000 (US$10,250) in 2010, RMB 100,000 (US$14,643) in 2011 and RMB 40,000 (US$5,858) in 2012. The loan is unsecured and carries a variable interest rate that is repriced annually with reference to the prevailing base lending rate pronounced by PBOC. The effective interest rate of the loan was 5.760% as of September 30, 2009. Interest is payable monthly.

In August 2008, JXLDK borrowed RMB 200,000 (US$29,287) from Bank of China, which is repayable in February 2010. The loan is unsecured and carries a fixed interest rate at 7.560%, which is subject to an interest rate adjustment provision. Interest is payable quarterly. Pursuant to the interest rate adjustment provision, if JXLDK’s debt to asset ratio exceeds 65% calculated based on its financial statements prepared under PRC GAAP, the relevant bank would increase the interest rate currently charged on those bank borrowings by 5%. On the other hand, if JXLDK’s debt to asset ratio is maintained at less than 40%, the interest rate currently charged on those bank borrowings will be reduced by 5%. As of September 30, 2009, JXLDK’s debt to asset ratio was 74%. JXLDK has received waivers letter dated December 16, 2009 from the relevant bank that these interest rate adjustment provisions will not apply to these outstanding borrowings in the year of 2009.

In March 2009, JXLDK borrowed RMB 100,000 (US$14,644) from Rural Credit Cooperatives Bank, which is repayable in March 2011. The loan is unsecured and carries variable interest with interest rate repriced annually with reference to the prevailing base lending rate pronounced by PBOC. The effective interest rate of the loan was 5.400% as of September 30, 2009. Interest is payable monthly.

In April 2009, JXLDK borrowed RMB 300,000 (US$43,930) from China Merchant Bank. The loan is repayable in 2 equal installments of RMB 150,000 (US$21,965) in December 2011 and April 2012 respectively. The loan is unsecured and carries variable interest with interest rate repriced annually with reference to the prevailing base lending rate pronounced by PBOC. The effective interest rate of the loan was 5.400% as of September 30, 2009. Interest is payable quarterly.

In June 2009, JXLDK borrowed RMB 7,160 (US$1,048) from China Minsheng Banking Corp. Ltd., of which RMB 716 (US$104) was repaid before September 30, 2009 and RMB 6,444 (US$944) is repayable through a number of installments starting from December 2009 to March 2012. The loan is unsecured and carries a fixed interest rate of 5.271% as of September 30, 2009. Interest is payable when each installment falls due.

In June 2009, JXLDK borrowed RMB 500,000 (US$73,217) from Huarong International Trust Co., Ltd., which is repayable in June 2012. The loan is unsecured and carries variable interest with interest rate repriced annually with reference to the prevailing base lending rate pronounced by PBOC. The effective interest rate of the loan was 8.000% as of September 30, 2009. Interest is payable quarterly.

In August 2009, JXLDK borrowed RMB 222,000 (US$32,508) from China Construction Bank, which is repayable in August 2011. The loan carries variable interest with interest rate repriced annually with reference to the prevailing base lending rate pronounced by PBOC. The effective interest rate of the loan was 5.400% as of

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED
CONSOLIDATED INTERIM FINANCIAL STATEMENTS — (Continued)

September 30, 2009. Interest is payable monthly. The loans are secured by JXLDK’s equipment with an aggregate carrying amount of US$38,394 as at September 30, 2009.

In September 2009, JXLDK borrowed RMB 200,000 (US$29,287) from China Construction Bank, which is repayable in September 2011. The loan is unsecured and carries variable interest with interest rate repriced annually with reference to the prevailing base lending rate pronounced by PBOC. The effective interest rate of the loan was 5.400% as of September 30, 2009. Interest is payable monthly.

(9)	CONVERTIBLE SENIOR NOTES

On April 15, 2008, the Company sold an aggregate principal amount of US$400,000 4.75% Convertible Senior Notes due 2013 (the “Convertible Senior Notes”) to Morgan Stanley & Co International plc, UBS AG, J.P. Morgan Securities Inc., Needham & Company, LLC, Cowen and Company, LLC and Lazard Capital Markets LLC (the “Initial Purchasers”). The net proceeds from the offering, after deducting the offering expenses, were approximately US$388,743. The Convertible Senior Notes bear interest at a rate of 4.75% per annum, payable semi-annually in arrears on April 15 and October 15 of each year beginning on October 15, 2008. The Convertible Senior Notes mature on April 15, 2013. (“maturity date”).

The Convertible Senior Notes are convertible at any time prior to (and including) the third business day preceding the maturity date into the American Depositary Shares, or ADSs, based on an initial conversion rate of 25.4534 ADSs per US$1 principal amount of Convertible Senior Notes (which represents an initial conversion price of approximately US$39.29 per ADS), subject to adjustments as defined in the Convertible Senior Notes Agreement (the “Agreement”). In no event will the conversion rate for the notes exceed 31.8167 ADSs shares per US$1 principal amount.

Upon conversion of the Convertible Senior Notes, in lieu of deliver of ADSs, the Company may elect to deliver cash or a combination of cash and ADSs.

If a fundamental change, as defined in the Agreement, occurs, the holders of the Convertible Senior Notes may require the Company to repurchase all or a portion of their Convertible Senior Notes, in integral multiples of US$1, at a repurchase price in cash equal to 100% of the principal amount plus accrued and unpaid interest to, but excluding, the repurchase date.

The Convertible Senior Notes may not be redeemed prior to April 15, 2011. At any time on or after April 15, 2011, the Company may, at its option, redeem the Convertible Senior Notes, in whole or in part from time to time, in integral multiples of US$1, at a redemption price in cash equal to 100% of the principal amount plus any accrued and unpaid interest to, but excluding, the redemption date, provided that the closing sale price of the Company’s ADSs for at least 20 trading days in the 30 consecutive trading day period ending on the date one trading day prior to the date of the notice of redemption is greater than 130% of the conversion price of the notes on the date of such notice.

On April 15, 2011, holders of the Convertible Senior Notes may require the Company to repurchase all or a portion their Convertible Senior Notes, in integral multiples of US$1, at a price in cash equal to 100% of the principal amount plus any accrued and unpaid interest to, but excluding, the repurchase date, subject to certain additional conditions, as defined in the Agreements.

The Convertible Senior Notes are unsecured, and are effectively subordinated to all of the Company’s existing and future secured indebtedness to the extent of the assets securing such indebtedness, and are structurally subordinated to all liabilities of our subsidiaries, including trade payables.

Pursuant to the registration rights agreement dated April 15, 2008, the Company is required to file with the SEC a shelf registration statement that would cover the resale of the Convertible Senior Notes, the underlying ordinary shares and the underlying ADSs, cause the shelf registration statement to become effective and keep it

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED
CONSOLIDATED INTERIM FINANCIAL STATEMENTS — (Continued)

continuously effective under the U.S. Securities Act within a specified period. If the Company fails to do so, the Company is required to pay additional interest while there is a continuing registration default at a rate per annum equal to 0.25% for the 90-day period beginning on (and including) the date of the registration default events, and thereafter at a rate per annum equal to 0.50%, of the aggregate principal amount of the applicable Convertible Senior Notes, payable semi-annually on April 15 and October 15 of each year, until the cessation of the registration default events. This additional interest would be required to be paid in cash. The maximum amount of additional interest expense the Company would incur would be approximately US$9 million through the maturity of the Convertible Senior Notes. The Company filed the required shelf registration statement and caused it to become effective under the U.S. Securities Act on September 30, 2008. Management currently believes that it is not probable the Company will be required to incur any additional interest for failing to keep the shelf registration statement continuously effective within the period as specified in the registration rights agreement.

The convertible senior notes agreement does not contain any financial covenants or other significant restrictions.

The Company adopted ASC Subtopic 470-20 as of January 1, 2009 and retrospectively applied this change in accounting to all prior periods presented for which the Company had outstanding convertible notes that may be settled in cash upon conversion (including partial conversion), as required by the new standard. Under ASC Subtopic 470-20, the Company separated the 4.75% convertible senior notes into a liability component and an equity component. The carrying amount of the liability component was calculated by measuring the fair value of a similar liability (including any embedded features other than the conversion option) that does not have an associated equity component. The carrying amount of the equity component representing the embedded conversion option was determined by deducting the fair value of the liability component from the initial proceeds ascribed to the 4.75% convertible senior notes as a whole. The excess of the principal amount of the liability component over its carrying amount is amortized to interest expense over the expected life of a similar liability that does not have an associated equity component using the effective interest method. The equity component is not remeasured as long as it continues to meet the conditions for equity classification in ASC Subtopic 815-40, Accounting for Derivative Financial Instruments Indexed to and Potentially Settled in a Company’s own stock.

Issuance and transaction costs incurred at the time of the issuance of the 4.75% convertible senior notes with third parties are allocated to the liability and equity components in proportion to the allocation of proceeds and accounted for as debt issuance costs and equity issuance costs, respectively. The 4.75% convertible senior notes consisted of the following as of December 31, 2008 and September 30, 2009:

	December 31,	September 30,
	2008	2009

Equity component(1)	17,774	17,774
Liability component:
Principal	400,000	400,000
Less: debt discount, net(2)	(14,315)	(9,898)

Net carrying amount	385,685	390,102

(1)	Included in the consolidated balance sheets within additional paid-in capital.

(2)	Included in the consolidated balance sheets within convertible senior notes and is amortized over the remaining life of the 4.75% convertible senior notes.

As of September 30, 2009, the remaining life of the 4.75% convertible senior notes was 1.54 years.

Debt issuance costs and debt discount are amortized as interest expense using the effective interest rate method through April 15, 2011, the earliest date the holders of the Convertible Senior Notes can demand payments.

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED
CONSOLIDATED INTERIM FINANCIAL STATEMENTS — (Continued)

The following table set forth total interest expense recognized related to the 4.75% convertible senior notes during the nine-month periods ended September 30, 2008 and 2009, respectively:

	Nine-month Periods Ended
	September 30,	September 30,
	2008	2009

Contractual interest expense	8,708	14,250
Amortization of debt issuance costs	1,494	2,595
Amortization of debt discount	2,544	4,417

Total interest expense	12,746	21,262

Effective interest rate of the liability component	7.640%	7.640%

(10)	GOVERNMENT SUBSIDIES

Government subsidies are recognized when received and when all the conditions for their receipt have been met. Subsidies that compensate the Group for expenses incurred are recognized as a reduction of expenses in the consolidated statement of operations. Subsidies that are not associated with expenses incurred or to be incurred are recognized as income. Subsidies for the acquisition of equipment are recorded as a liability until earned and then offset against the related capital assets. Subsidies for obtaining the rights to use land are recorded as a liability until earned and then amortized over the land use right periods as a reduction of the amortization charges of the related land use rights.

Xinyu Industry Development District of Jiangxi province in the mainland China and JXLDK reached an agreement that for electricity costs JXLDK pays at market rate, the district will provide JXLDK with an unconditional subsidy. JXLDK received subsidies of electricity costs of US$3,533 and US$3,084 for the nine-month periods ended September 30, 2008 and 2009 respectively, which were recorded as a reduction to cost of goods sold.

Certain subsidiaries of the Company in the mainland China received subsidies of US$1,864 and US$17,054 in total for the nine-month periods ended September 30, 2008 and 2009 respectively from the local government authority as an incentive for development of the wafer industry and environmental protection in Xinyu city of Jiangxi province in the mainland China, which were recorded as other income as there were no specific expenses required to be incurred by the Group to obtain the subsidies. In addition, JXLDK received subsidies of US$12,435 and US$372 from the city government of Xinyu, Jiangxi province in the mainland China during the nine-month periods ended September 30, 2008 and 2009 respectively. The subsidies are calculated based on the portion of tax revenue the city government is allocated by the state government in connection with JXLDK’s tax payments to the national tax bureau. Such subsidy was considered as an unconditional appropriation of funds from the local government and recorded as other income.

Certain subsidiaries of the Company in the mainland China also received a tax refund of US$572 and US$4,673 from the local tax bureau of Xinyu city for purchases of domestic equipment during the nine-month periods ended September 30, 2008 and 2009 respectively, which was recorded as a reduction to acquisition cost of the equipment.

Certain subsidiaries of the Company in the mainland China received subsidies of US$ nil and US$63,186 in total for the nine-month periods ended September 30, 2008 and 2009 respectively from local government authority for obtaining the rights to use several pieces of land. Amortization of these subsidies amounted to US$542 during the nine-month period ended September 30, 2009, which are recognized as a reduction of the amortization charges of the relevant land use rights.

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED
CONSOLIDATED INTERIM FINANCIAL STATEMENTS — (Continued)

(11)	PREPAID FORWARD CONTRACTS

In connection with and to facilitate the offering of the Convertible Senior Notes, the Company entered into Prepaid Forward Contracts (the “Prepaid Forward Contracts”) on April 9, 2008 with J.P. Morgan Chase Bank, Morgan Stanley & Co International plc and UBS AG, which are the affiliates of the representatives of the Initial Purchasers (the “Dealers”). The Prepaid Forward Contracts relate to a number of the Company’s ADSs equal to US$199,437, divided by the closing price of the Company’s ADSs on the New York Stock Exchange on April 9, 2008. Pursuant to the Prepaid Forward Contracts, the Company prepaid the Dealers US$199,437 on April 15, 2008 for the repurchase of 6,345,450 ADSs of the Company.

Until the Company satisfied certain conditions, including completing certain corporate actions and satisfying requirements of Cayman Islands law in relation to the repurchase of the Company’s shares, the prepaid forward contracts would be settled in cash on the final settlement date (or ealier in certain circumstances) with the Dealers delivering the Company an amount of cash equal to the product of (a) the ADS number of 6,345,450 and (b) the weighted average price of our ADSs over a number of days specified in the Prepaid Forward Contracts. Once those conditions are satisfied, the Prepaid Forward Contracts will, from the date when such conditions are satisfied, be settled in shares with the Dealers delivering the ADSs at their discretion, in full or in part, at any time prior to May 30, 2013. The Company’s management determined that the Company satisfied all those conditions on June 17, 2008.

The Prepaid Forward Contracts were initially recognized as assets and measured at fair value as the contracts could only be settled in cash at the inception date. When the conditions for physically settlement in shares were met on June 17, 2008, the fair value of Prepaid Forward Contracts as at that date were reclassified as a reduction of additional paid-in capital in equity. The change in fair value of the Prepaid Forward Contracts of US$60,028 from the issuance date to June 17, 2008 was reported in the unaudited condensed consolidated statement of operations for the nine-month period ended September 30, 2008.

Since the Prepaid Forward Contracts require physical settlement of a fixed number of ADSs at a fixed price per ADS at the time conditions for physical settlement are met, the shares to be repurchased pursuant to the Prepaid Forward Contracts are treated as retired from June 17, 2008 through September 30, 2008 for purposes of the Company’s basic and diluted earning per shares calculations during the nine-month period ended September 30, 2008.

(12)	INCOME TAXES

The Company’s effective income tax rate was 11.1% and 10.5% for the nine-month periods ended September 30, 2008 and 2009, respectively. Income taxes include foreign income tax at statutory rules, the effect of permanent differences and foreign income tax holiday.

Basic and diluted earning (loss) per share effects of the tax holiday for the nine-month periods ended September 30, 2008 and 2009 are as follows:

	Nine-month Periods Ended
	September 30,	September 30,
	2008	2009

— Basic	0.35	0.24

— Diluted	0.31	0.24

As of January 1, 2008 and 2009 and for the nine-months periods ended September 30, 2008 and 2009, the Group has no unrecognized tax benefit relating to uncertain tax positions.

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED
CONSOLIDATED INTERIM FINANCIAL STATEMENTS — (Continued)

(13)	COMMITMENTS AND CONTINGENCIES

(a)	Capital commitments

Capital commitments outstanding at December 31, 2008 and September 30, 2009 not provided for in the financial statements were as follows:

	December 31,	September 30,
	2008	2009

Purchase of property, plant and equipment	1,072,108	458,663

(b)	Purchase commitments

The Group has entered into several purchase agreements with certain suppliers whereby the Group is committed to purchase a minimum amount of raw materials to be used in the manufacture of its products:

	December 31,	September 30,
	2008	2009

Future minimum purchases	165,155	5,830

(c)	Litigation

i)  Class action lawsuits

On October 4, 2007, the Company announced that its former financial controller, Charley Situ, who was terminated for cause on September 25, 2007, had communicated to LDK’s management and others subsequent to his termination alleged inconsistencies in LDK’s inventory reporting as of August 31, 2007 (“Situ allegations”). On October 9, 2007 and through January 22, 2008, the Group has been named as defendant, along with certain of its senior executives, in a number of class action complaints and a derivative complaint in the United States pertaining to the Situ allegations (“Complaints”). These Complaints further allege that management of the Group had knowingly and intentionally deceived the plaintiffs through misleading financial reporting by overstating its inventories of polysilicon.

In response to the Situ allegations, the Company’s Audit Committee called for an independent investigation into the matter and engaged outside professionals, including legal counsel, forensic accountants from a big four accounting firm and two technical polysilicon experts to carry out this investigation. Upon completion of this independent investigation, the Company’s Audit Committee was informed that no material errors were found with the Group’s stated silicon inventory quantity as of August 31, 2007, and that the Group was using each of its various types of silicon feedstock in the production of its multicrystalline solar wafers, and that a provision for obsolete, unusable or excess silicon feedstock was not required. Subsequently, the United States Securities and Exchange Commission (“SEC”) also initiated an investigation into the Situ allegations. Upon completion of the Audit Committee’s independent investigation, the results were presented to the SEC. On March 24, 2008 the SEC staff informed the Company that it did not intend to recommend any enforcement action by the Commission.

The various class action complaints were consolidated into a Consolidated Class Action Complaint filed on March 10, 2008 in U.S. Federal Court in Northern California. The Company believes the allegations in the securities and derivative lawsuits are without merit and filed several motions to dismiss the complaints beginning from April 2008. All of these motions to dismiss were denied by September 2008. The Company has begun the discovery phrase of the complaints and continues to vigorously defend these legal complaints. A trial date was previously scheduled on November 9, 2009 for these complaints and was postponed to March 2010 because the plaintiff and the Company will not complete the discovery until December 2009.

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED
CONSOLIDATED INTERIM FINANCIAL STATEMENTS — (Continued)

Based on the results of this independent investigation, the decision by the SEC and consultation with its legal counsel, management believes it is not probable that an unfavorable outcome will occur upon the ultimate resolution of the pending litigation for this matter. Further, it is not possible for management to reasonably estimate the amount of loss, if any, the Group would incur in the event of an unfavorable outcome stemming from the resolution of this uncertainty.

ii)  Allegation for breach of employment contract

On May 22, 2009, the Company received a letter a former employee sent though the employee’s lawyer claiming the Company for breach of employment agreement for compensation. The Company and the former employee have agreed to resolve the personal claim through arbitration. The case is currently in discovery stage and the discovery is expected to be completed in first quarter of 2010 with the arbitration to be scheduled in June 2010. Based on the relevant facts and consultation with its legal counsel, management believes it is not probable that an unfavorable outcome will occur upon the ultimate resolution for this matter. Further, it is not possible for management to reasonably estimate the amount of loss, if any, the Group would incur in the event of an unfavorable outcome stemming from the resolution of this uncertainty.

(d)	Customer Dispute

The Group signed a long-term solar wafer supply agreement (“Supply Agreement”) with Q-cells SE (“Q-Cells”) in December 2007, pursuant to which Q-Cells made a prepayment of US$244,500. Pursuant to the Supply Agreement, the prepayment was scheduled to be credited towards Q-Cells purchases from the Group each year from 2009 to 2015 at a predetermined percentage. As of December 31, 2008, US$7,335 and US$237,165 were recorded as current and non-current advance payment liabilities to Q-Cells respectively in accordance with the deduction schedule stipulated in the Supply Agreement.

In August 2009, the Group was informed by Q-Cells of its claim of unilateral termination of the Supply Agreement with immediate effect and its request to draw the outstanding prepayment of US$244,085 against a bank guarantee issued by Bayerische Hypo-Und Vereinsbank AG-Hamburg Germany (“HVB”). Management, together with the Group’s legal counsel reviewed the Supply Agreement terms and all the written communications with Q-Cells, and concluded that Q-Cells lacked the legal and contractual ground to unilaterally terminate the Supply Agreement. Consequently, the Group determined that it defend itself rigorously to have Q-Cells honor the terms of the Supply Agreement.

On 4 December 2009, the Group and Q-Cells reached an amendment agreement (“Amendment Agreement”). Pursuant to the Amendment Agreement, the Group has agreed to cease any pending proceedings or claims against Q-Cells and Q-Cells has agreed not to draw the guarantee issued by HVB. Q-Cells also agreed that prior to June 30, 2010, it will not withdraw the prepayment against the HVB guarantee.

In respect of the outstanding US$244,085, the Group reclassified the liability due to Q-Cells in accordance with the repayment schedule as set out in the Amendment Agreement below:

	Year Ending 31 December
	2009	2010	2011	2012	2013	2014	2015

Prepayment to be refunded	6,920	48,900	48,900	51,345	29,340	29,340	29,340

However, in any instance of valid termination of the Amendment Agreement and Supply Agreement, the Group shall pay back the outstanding prepayment to Q-Cells within 90 days after the written termination notice. Also, beginning on April 1, 2011, Q-Cells has the right to terminate the Supply Agreement and Amendment Agreement with 12 months prior written notice without cause. Upon receiving such written notice from Q-cells, the Group is obliged to repay all the outstanding prepayments within 12 months period.

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED
CONSOLIDATED INTERIM FINANCIAL STATEMENTS — (Continued)

(14)	SHARE BASED COMPENSATION

During the nine-month periods ended September 30, 2009, the Board of Directors of the Company approved the granting of 710,400 share options to the Company’s employees at exercise prices ranging from US$8.46 to US$13.06 with contractual terms of ten years and vesting periods of no less than five years, with no more than one-fifth of the options to be vested each year.

The weighted-average grant-date fair value of options granted during the nine-month periods ended September 30, 2009 was US$8.19 per share. The fair value of the option award is estimated on the date of grant using a lattice-based option valuation model that uses the weighted average assumptions noted in the following table.

For the Nine-month Periods
Ended September 30, 2009

Expected volatility	60.89%~62.31%
Expected dividends	0%
Expected term	3.07~9.37 years
Risk-free interest rate	2.22%~2.85%
Fair value of underlying ordinary shares	US$5.84~US$9.80

A summary of movements of share options for the nine-month periods ended September 30, 2009 is presented below:

				Weighted
			Number of	Average
			Total Shares	Exercise		Remaining	Aggregate
		Non	Involved in	Price		Contractual	Intrinsic
	Employees	Employees	the Option	per Share		Term	Value

Outstanding as of January 1, 2009	6,268,499	130,000	6,398,499	US$	11.93	3.31 years	31,284

Granted during the period	710,400	—	710,400	US$	11.20
Exercised	(37,847)	(100,000)	(137,847)	US$	5.59
Forfeited or cancelled	(567,818)	—	(567,818)	US$	27.04
Outstanding as of September 30, 2009	6,373,234	30,000	6,403,234	US$	10.65	2.24 years	11,401

Exercisable as of September 30, 2009	4,269,546	30,000	4,299,546	US$	8.70	2.12 years	11,155

The total intrinsic value of options exercised during the nine-month periods ended September 30, 2009 was US$697. Cash received from the exercise of options under the share option plans during the nine-month periods ended September 30, 2009 was US$772.

The Company recorded non-cash share-based compensation expense of US$12,205 and US$11,794 for the nine-month periods ended September 30, 2008 and 2009 respectively in respect of share options granted to employees, of which US$2,655 was allocated to costs of goods sold, US$8,862 was allocated to general and administrative expenses, US$24 was allocated to selling expenses, and US$253 was allocated to research and development costs. As of September 30, 2009, US$13,389 of unrecognized compensation cost related to non-vested share options is expected to be recognized over the remaining weighted average period of 2.2 years. The Company is expected to issue new shares to satisfy share option exercises.

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED
CONSOLIDATED INTERIM FINANCIAL STATEMENTS — (Continued)

(15)	EARNINGS (LOSS) PER SHARE

The computation of basic and diluted earnings (loss) per share is as follows:

	Nine-month Periods Ended
	September 30,	September 30,
	2008	2009
	(As adjusted)

Numerator used in basic earnings (loss) per share
Net income (loss) attributable to LDK Solar Co., Ltd. shareholders	285,370	(209,943)

Plus interest expenses on convertible senior notes and amortization of convertible senior notes issuance costs and debt discount	10,935	—

Numerator used in diluted earnings (loss) per share	296,305	(209,943)

Shares (denominator):
Weighted average number of ordinary shares outstanding used in computing basic earnings (loss) per share	104,399,903	106,817,202

Plus incremental weighted average number of ordinary shares from assumed conversion of stock options using the treasury stock method	4,440,862	—
Plus incremental weighted average number of ordinary shares from assumed conversion of convertible senior notes using the as-if converted method	6,279,744	—

Weighted average number of ordinary shares outstanding used in computing diluted earnings (loss) per share	115,120,509	106,817,202

Earnings (loss) per share — basic	2.73	(1.97)

Earnings (loss) per share — diluted	2.57	(1.97)

The computation of basic and dilutive earnings per share for the nine-month periods ended September 30, 2008 and September 30, 2009 reflects a reduction for a weighted average of 2,454,809 ordinary shares and 6,345,450 ordinary shares respectively deemed to have been retired as a result of the Prepaid Forward Contracts (See note (11)).

During the nine-month periods ended September 30, 2008 and 2009, respectively, the Group’s dilutive potential ordinary shares outstanding consist of convertible senior notes and share options. The computation of diluted loss per share for the nine-month period ended September 30, 2009 did not assume conversion of the convertible senior notes because, when applying the as-if converted method, the effect of the 10,181,360 ordinary shares issuable upon conversion of the convertible senior notes under the conversion terms of the convertible senior notes agreements was anti-dilutive.

In computing diluted loss per share for the nine-month period ended September 30, 2009, there was no dilutive effect of outstanding share options of 1,306,805 by applying the treasury stock method because the impact was anti-dilutive.

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED
CONSOLIDATED INTERIM FINANCIAL STATEMENTS — (Continued)

(16)	RELATED PARTY TRANSACTIONS

For the periods presented, in addition to the guarantees and security provided by related parties for the Group’s bank borrowings in note 8, the principal related party transactions and amounts outstanding with the related parties are summarized as follows:

	Periods Ended
	September 30,	September 30,
	2008	2009

Sales of wafers under related parties arrangement (note a)	—	55,068
Purchases of modules from related parties (note b)	—	31,843
Other purchases from related parties (note c)	2,892	1,230
Repayment of loan obtained from a related party (note d)	—	2,195

(a)	During the nine-month period ended September 30, 2009, JXLDK entered into three wafer sales contracts with Gintech Energy Corporation (“Gintech”) and one wafer sales contract with Motech Industries Inc. (“Motech”) with contract value of US$52,350 and US$3,782 respectively (collectively referred as “Wafer Sales Contracts”). In addition, Gintech and Motech entered into agreements to sell corresponding quantities of cells (“Cell Sales Agreement”) to Best Solar Co., Ltd. (“Best Solar”), which is under common control of the Group’s controlling shareholder — Mr. Peng. The Company respectively agreed with Gintech and Motech that these Wafer Sales Contracts will be void if Best Solar did not procure the cells from Gintech and Motech pursuant to the Cell Sales Agreement. During the nine-month period ended September 30, 2009, JXLDK recognized revenue of US$55,068 relating to these Wafer Sales Contracts when Gintech and Motech accepted delivery of wafers supplied by the Group and Best Solar accepted delivery of cells respectively supplied by Gintech and Motech.

(b)	The Group purchased modules of US$31,843 from Best Solar during the nine-month period ended September 30, 2009. The outstanding amount payable to Best Solar as of September 30, 2009 in respect of these purchase transactions was US$31,843. Furthermore, during the nine-month period ended September 30, 2009, JXLDK made prepayment of US$15,302 to Best Solar for module purchases and processing, which are to be executed in subsequent periods.

(c)	JXLDK purchased low value consumables from Jiangxi Liouxin Industry Co., Ltd., which is a company controlled by Mr. Peng, of US$1,019 and US$192 during the nine-month periods ended September 30, 2008 and 2009 respectively. JXLDK also purchased crucibles from Sinoma, which is an associate of JXLDK, of US$1,873 and US$1,038 during the nine-month periods ended September 30, 2008 and 2009 respectively. The outstanding amounts due to Jiangxi Liouxin Industry Co., Ltd. and Sinoma as of September 30, 2009 were US$137 and US$648 respectively.

(d)	In December 2008, JXLDK borrowed US$2,195 via an unsecured loan which carried interest at a rate of 5.04% per annum from Sinoma. This loan was repaid in April 2009.

In addition to the above, certain of the Group’s executives and employees exercised share options which vested in 2007 and 2008 during the period ended September 30, 2008. Pursuant to the PRC tax regulations, the income derived from the exercise of the share options is subject to individual income tax, which should be withheld by the Group from these executives and employees for payment to the PRC tax authorities. The Group had an outstanding receivable from these executives and employees of US$42,021 and US$41,820 as of December 31, 2008 and September 30, 2009 respectively in relation to the individual income tax liabilities arising from the exercise of share options by these executives and employees, which are included in other current assets.

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED
CONSOLIDATED INTERIM FINANCIAL STATEMENTS — (Continued)

(17)	GEOGRAPHIC REVENUE INFORMATION AND CONCENTRATION OF RISK

The following table summarizes the Group’s net revenues, based on the geographic location of the customers:

	Nine-month Periods Ended
	September 30,	September 30,
	2008	2009

Taiwan	265,586	303,666
Mainland China	378,924	162,237
Asia Pacific excluding mainland China and Taiwan	85,782	129,892
Germany	307,873	125,717
Europe excluding Germany	125,732	37,802
North America	52,986	34,134

Total net revenue	1,216,883	793,448

Significant concentrations

The carrying amounts of cash and cash equivalents, pledged bank deposits, trade accounts receivable, prepayments and other current assets represent the Group’s maximum exposure to credit risk in relation to financial assets. As of September 30, 2009, substantially all of the Group’s cash and cash equivalents and pledged bank deposits were held in major financial institutions located in the mainland China and the Hong Kong Special Administrative Region, which management believes have high credit ratings. As of September 30, 2009, cash and cash equivalents and pledged bank deposits held in mainland China and Hong Kong financial institutions amounted to US$189,145 in total and were denominated in the following currencies:

	US$	EURO	RMB
	(000’s)	(000’s)	(000’s)

In mainland China	25,494	366	1,105,865
In Hong Kong	1,161	14	—

Total in original currency	26,655	380	1,105,865

US$ equivalent	26,655	555	161,935

The following represents the amount of sales to customers that directly or indirectly contributed, on an individual basis, 10% or more of revenue for the nine-month periods ended September 30, 2008 and 2009:

	Nine-month Periods Ended
	September 30,	September 30,
	2008	2009

Gintech Energy Corporation (“Gintech”)	69,939	122,476
Q-Cells	247,013	101,554
Canadian Solar Inc. (“CSI”)	138,481	66,968

Accounts receivable balances due from the above customers are as follows:

	December 31,	September 30,
	2008	2009

Gintech	11,250	65,065
Q-Cells	9,300	5,815
CSI	15,752	11,273

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED
CONSOLIDATED INTERIM FINANCIAL STATEMENTS — (Continued)

A significant portion of the Company’s outstanding accounts receivables is derived from sales to a limited number of customers. As of September 30, 2008 and 2009, in addition to the accounts receivable balances due from Gintech and CSI disclosed above, outstanding accounts receivables with individual customers in excess of 10% of total accounts receivables are as follows:

	December 31,	September 30,
	2008	2009

Motech Industries Inc. Science Park	4	33,085

Solar-grade polysilicon feedstock is an essential raw material in manufacturing the Group’s multicrystalline solar wafers. The Group’s operations depend on its ability to procure sufficient quantities of solar-grade polysilicon on a timely basis. The significant growth of the solar wafer industry and the competing demand and buying power of the semiconductor industry have resulted in an industry-wide shortage in solar-grade polysilicon. Also, polysilicon manufacturing is a highly concentrated industry and there are only a limited number of polysilicon producers in the world. The Group’s failure to obtain sufficient quantities of polysilicon in a timely manner could disrupt its operations, prevent it from operating at full capacity or limit its ability to expand as planned, which will reduce, and stunt the growth of, its manufacturing output and revenue.

In order to secure stable supply of polysilicon, the Group makes prepayments to certain suppliers. Such amounts are recorded as prepayments to suppliers on the unaudited condensed consolidated balance sheets and amounted to US$135,692 as of September 30, 2009 (December 31, 2008: US$125,413). The Group makes the prepayments without receiving collateral for such payments. As a result, the Group’s claims for such prepayments would rank only as an unsecured claim, which exposes the Group to the credit risks of the suppliers. As of December 31, 2008 and September 30, 2009, outstanding advances made to individual suppliers in excess of 10% of total prepayments to suppliers are as follows:

	December 31,	September 30,
	2008	2009

Wacker Chenie AG	17,087	29,996
Komex Inc.	3,339	18,396
GE Energy (USA) LLC	14,916	14,065
S&T Solar Pte Ltd	—	10,946
Silex Photonics	12,082	5,220

The Group relies on a limited number of equipment suppliers for all of its principal manufacturing equipment. There is currently a shortage globally in much of the equipment required for its manufacturing process and capacity expansion. If any of the Group’s major equipment suppliers encounter difficulties in the manufacturing or shipment of its equipment to the Group or otherwise fail to supply equipment according to its requirements, it will be difficult for the Group to find alternative providers for such equipment on a timely basis which in turn could adversely affect its production and sales.

(18)	SEGMENT INFORMATION

Before 2009, the Group’s only operating segment is the wafer productions in the PRC. The chief operating decision maker regularly reviewed the financial statements of the Group’s sole operating subsidiary prepared under general accept accounting principles in the PRC (“PRC GAAP”). With the Group’s expansion into downstream business and commencement of operations of Hong Kong and European companies in 2009, the Group determined that it operates in a single business segment that includes the design, development and manufacture of PV products for the nine-month period ended September 30, 2009 because the Group’s chief operating decision maker regularly reviews consolidated results of the whole group prepared under US GAAP when making decisions about allocating resources and assessing performance of the Group. As a result, the Group operates in a single segment and total

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED
CONSOLIDATED INTERIM FINANCIAL STATEMENTS — (Continued)

segment revenue, income and assets equals the consolidated revenue, income before income taxes and assets. Therefore, segment information is no longer presented.

(19)	FAIR VALUE MEASUREMENTS

Fair Value of Financial Instruments

Management used the following methods and assumptions to estimate the fair value of financial instruments at the relevant balance sheet date:

•	Short-term financial instruments (cash equivalents, pledged bank deposits, trade accounts receivable and payable, bills receivable and payable, short-term bank borrowings, and accrued liabilities) — cost approximates fair value because of the short maturity period.

•	Long-term bank borrowings — fair value is based on the amount of future cash flows associated with each debt instrument discounted at the Group’s current borrowing rate for similar debt instruments of comparable terms. The carrying values of the long term loans approximate their fair values as all the long-term debt carries variable interest rates which approximate rates currently offered by the Company’s bankers for similar debt instruments of comparable maturities.

•	Convertible senior notes — the estimated fair value of convertible senior notes was US$286,000 as of September 30, 2009 and was based on the quoted market price.

•	Contingent consideration — the estimated fair value was zero as of September 30, 2009, which was determined using a probability-weighted discount cash flow model.

As of September 30, 2009, the Group did not have any assets and liabilities that are measured at fair value on a nonrecurring basis in periods subsequent to initial recognition.

(20)	DERIVATIVE FINANCIAL INSTRUMENTS

The Group is exposed to certain risks relating to its ongoing business operation in the PRC. The primary risks managed by using derivative instruments are foreign currencies risks and interest rate risks.

The Company’s principal operating subsidiaries are located in the PRC with the Renminbi being their functional currency. The majority of sales, costs and capital expenditures are denominated in Renminbi, however the Company’s PRC operating subsidiaries also make sales, purchases and capital expenditures and obtain bank borrowings in currencies other than Renminbi, which primarily are in U.S. dollars. Historically, the required payments in U.S. dollars resulting from purchases, capital expenditure and bank borrowings have exceeded receipts in U.S. dollars resulting from sales. Any appreciation of the U.S. dollar against the Renminbi will generally result in foreign exchange losses and adversely affect the Group’s net income. With an aim to reduce its risk exposure, the Company will, on a selected basis, enter into forward contracts with the same financial institutions to forward purchase U.S. dollars when it obtains certain bank borrowings denominated in U.S. dollars through its PRC operating subsidiaries. During the nine-month period ended September 30, 2008, the Group entered into a foreign exchange forward contract with a notional amount of US$33,000, against its U.S. denominated short term and long term bank borrowings. No foreign exchange forward contract was entered by the Group during the nine-month period ended September 30, 2009.

The Group’s exposure to the risk of changes in market interest rates primarily relates to its bank borrowings. To finance its business operation and expansion, the Company’s PRC operating subsidiaries will obtain short-term and long-term bank borrowings. As of September 30, 2009, the Group had outstanding bank borrowings of US$1,402,672 in total, of which US$373,624 in total carries variable interest rates with effective interest rates ranging from 2.661% to 8.000% per annum as of September 30, 2009. Interest expenses on these banking

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED
CONSOLIDATED INTERIM FINANCIAL STATEMENTS — (Continued)

borrowings may increase as a result of change in market interest rates. With an aim to reduce its interest rate exposure, the Group will, from time to time, enter into interest rate swap contracts with financial institutions in the PRC. During the nine-month period ended September 30, 2008, the Group entered into an interest rate swap contract with a notional amount of US$60,000 in respect of a long-term bank loan with the same amount obtained during this period, and sold an interest rate swap contract entered prior to January 1, 2008 to an independent third party at its carrying value on the date of transfer. During the nine-month period ended September 30, 2009, the Group did not enter into any interest rate swap contract.

The effect of derivative instruments on the consolidated statements of operations for the nine-month periods ended September 30, 2008 and 2009 are as follows:

		Amount of Gain or (Loss)
		Recognized in
		Income on Derivatives
	Location of Gain or (Loss)	Nine-month Periods
Derivatives not Designated as	Recognized in	Ended September 30
Hedging Instruments Under ASC Topic 815	Income on Derivatives	2008	2009

Interest rate swap contracts	Interest expenses	(607)	—
Foreign exchange forward contracts	Foreign currency exchange (loss) gain, net	(2,711)	(146)

Total		(3,318)	(146)

(21)	SUBSEQUENT EVENTS

In addition to the disposal of equity interests in a subsidiary and subsequent settlement of dispute with Q-cells as disclosed in note 1 and note 13(d) respectively, the following significant events have occurred subsequent to the balance sheet date of September 30, 2009.

Bank borrowings

Subsequent to September 30, 2009, the Group has successfully obtained additional secured and unsecured short-term bank borrowings of US$264,206 with interest rates ranging from 1.044% and 5.310% and secured and unsecured long-term bank borrowings of US$99,575 with interest rate 5.400% to be repriced annually, and repaid short-term bank borrowings and current portion of long-term bank borrowings of US$363,405 in total. As of December 17, 2009, the Group’s short-term bank borrowings with current portion of long-term bank borrowings and long-term bank borrowings amounted to US$1,009,555 and US$393,493 respectively. In November 2009, the Group was granted by Bank of China (“BOC”) a long-term bank borrowing of RMB600 million (US$88 million). BOC also granted a revolving credit facilities of RMB4,950 million (US$725 million) to the Group, which covers both the additional RMB600 million long-term bank borrowing and existing bank borrowings from BOC as of December 17, 2009 of RMB2,958 million (US$433 million), leading to an unused revolving credit facility of RMB1,392 million (US$204 million) for short-term bank borrowings from BOC. As of December 17, 2009, the Group has total revolving credit facilities of US$1,792,989, of which US$458,771 is unused. Management believes that the Group will be able to obtain continued borrowing facilities from the banks so that when required by the Group, the bank loans due for repayment within the next 12 months can be successfully replaced with new loans drawn down from existing revolving banking facilities and new borrowing facilities.

Non-binding agreement for the reorganization of the Group’s polysilicon business and issuance of redeemable and convertible preference shares

On December 17, 2009, we signed indicative termsheet with VMS Investment Group Limited and its affiliates, or the Investors, pursuant to which the Investors have agreed to subscribe to between $50 million to $80 million aggregate amount of redeemable and convertible preference shares to be issued by a Cayman Islands

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED
CONSOLIDATED INTERIM FINANCIAL STATEMENTS — (Continued)

subsidiary to be created to hold and operate our polysilicon business. The transaction will require a reorganization of our polysilicon business through which the assets and liabilities relating to our polysilicon business will be assumed by the newly created subsidiary, which will be wholly owned by us and be the issuer of the redeemable and convertible preference shares. The terms of the securities have a two-year maturity and are convertible at the option of the holders at a conversion ratio that includes an investment internal rate of return. The investment is expected to close by the end of March 2010 subject to final documentation and closing conditions.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LDK SOLAR CO., LTD.
	By:	/s/ Jack Lai
	Name:	Jack Lai
	Title:	Chief Financial Officer
Date: December 17, 2009